Exhibit 99.2

BROOKFIELD PROPERTY SPECIAL L.P.

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BROOKFIELD PROPERTY PARTNERS L.P.

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QATAR INVESTMENT AUTHORITY

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BPG HOLDINGS I L.P.

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BPG HOLDINGS II L.P.

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BPG HOLDINGS III L.P.

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BPG HOLDINGS IV L.P.

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BPG HOLDINGS ALBERTA L.P.

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BPG INVESTMENT HOLDINGS L.P.

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BPG FINANCE INVESTOR L.P.

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BPGUSH L.P. (ONTARIO)

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BPY I L.P.

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BROOKFIELD INTERNATIONAL LIMITED

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BROOKFIELD US CORPORATION

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BROOKFIELD US HOLDINGS INC.

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BPG HOLDINGS GROUP (US) HOLDINGS INC.

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EACH PERSON WHO IS ADMITTED TO THE PARTNERSHIP AS A LIMITED

PARTNER FROM TIME TO TIME

FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

OF BROOKFIELD PROPERTY L.P.

February 20, 2019

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		3
1.1	Definitions	3
1.2	Headings and Table of Contents	19
1.3	Interpretation	19
1.4	Invalidity of Provisions	20
1.5	Entire Agreement	20
1.6	Waiver, Amendment	20
1.7	Governing Law; Submission to Jurisdiction	21

ARTICLE 2
ORGANIZATIONAL MATTERS		21
2.1	Formation	21
2.2	Purpose	21
2.3	Powers	22
2.4	Name	22
2.5	Registered Office; Principal Office	22
2.6	Power of Attorney	22
2.7	Term	24

ARTICLE 3
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS		24
3.1	Formation of the Partnership	24
3.2	Initial Capital Contributions by the Initial General Partner and BPY	24
3.3	Reclassification of Partnership Interests	24
3.4	Reorganization	25
3.5	Interest and Withdrawal	25
3.6	Issuances of Additional Partnership Interests	25
3.7	Pre-emptive Rights	26
3.8	Splits and Combinations	26
3.9	Fully Paid and Non-Assessable Nature of Units	27
3.10	Issuance of Units to BPY	27
3.11	Acknowledgment	27

ARTICLE 4
ALLOCATIONS		28
4.1	Maintenance of Capital Accounts	28
4.2	Allocations - Overview	28
4.3	General Allocations	29
4.4	Special Allocations	31
4.5	Allocation of Nonrecourse Liabilities	31
4.6	Transfer of Interest	32
4.7	Allocations for U.S. Tax Purposes	32
4.8	Allocations for Canadian Federal Income Tax Purposes	32
4.9	Currency Translation	33

4.10	Authority of Managing General Partner	33
4.11	FV LTIP Unit Special Allocations	34

ARTICLE 5
DISTRIBUTIONS		35
5.1	In General	35
5.2	Distributions Prior to Dissolution	36
5.3	Distributions on or After Dissolution	39
5.4	Adjustment to Incentive Distributions Payable to Special Limited Partner	39
5.5	Distributions Paid in the Form of Redemption Exchange Units	40
5.6	Prohibition on Distributions	40

ARTICLE 6
REDEMPTION-EXCHANGE RIGHTS		40
6.1	Redemption-Exchange Rights	40
6.2	Redemption and Exchange Procedures	41
6.3	Redemption-Exchange Date	41
6.4	Withdrawal of Exercise	42
6.5	Effect of Exercise of the Redemption-Exchange Right	42

ARTICLE 7
REDEMPTION AMOUNT AND EXCHANGE RATIO		42
7.1	Redemption Amount	42
7.2	Exchange Ratio and Adjustments	43

ARTICLE 8
ADJUSTMENTS		43
8.1	BPY Unit Reorganization	43
8.2	BPY Unit Reclassification	43
8.3	Adjustments Cumulative	43

ARTICLE 9
MANAGEMENT AND OPERATION OF PARTNERSHIP		44
9.1	Management	44
9.2	Restrictions on Managing General Partner’s Authority	45
9.3	Reimbursement of Partnership Expenses	45
9.4	Outside Activities	45
9.5	Disclosure of Interests	46
9.6	Indemnification	47
9.7	Resolution of Conflicts of Interest	49
9.8	Other Matters Concerning the Managing General Partner	49
9.9	Title to Partnership Assets	50
9.10	Purchase or Sale of Units	50
9.11	Reliance by Third Parties	51
9.12	Services	51

ARTICLE 10
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS		51
10.1	Limitation of Liability	51
10.2	Management of Partnership Affairs	52
10.3	Outside Activities	52

ARTICLE 11
BOOKS, RECORDS, ACCOUNTING AND REPORTS		52
11.1	Books, Records and Accounting	52
11.2	Fiscal Year	53
11.3	Reports	53

ARTICLE 12
TAX MATTERS		53
12.1	Tax Information	53
12.2	Preparation of Tax Returns	54
12.3	Tax Elections	54
12.4	Tax Controversies	54
12.5	Withholding	54
12.6	Election to be Treated as a Corporation	55
12.7	U.S. Tax Classification of the Partnership	55

ARTICLE 13
CERTIFICATES; RECORD HOLDERS; TRANSFERS OF PARTNERSHIP INTERESTS		55
13.1	Certificates	55
13.2	Mutilated, Destroyed, Lost or Stolen Certificates	56
13.3	Record Holder	56
13.4	Transfer Generally	57
13.5	Registration and Transfer of Units	57
13.6	Transfer of Managing General Partner Units	58
13.7	Restrictions on Transfers	58

ARTICLE 14
ADMISSION OF ADDITIONAL OR SUCCESSOR PARTNERS		59
14.1	Admission of Additional Limited Partners	59
14.2	Admission of Successor Managing General Partner	60

ARTICLE 15
WITHDRAWAL OF PARTNERS		60
15.1	Withdrawal of the Managing General Partner	60
15.2	Interest of Departing Managing General Partner and Successor Managing General Partner	61
15.3	Withdrawal of Limited Partners	62

ARTICLE 16
TERMINATION OF THE PARTNERSHIP		62
16.1	Dissolution	62

16.2	Reconstitution of Partnership	63
16.3	Liquidation	63
16.4	Distributions in Kind	67
16.5	Cancellation of Certificate of Exempted Partnership and Limited Partnership	67
16.6	Reasonable Time for Winding Up	68
16.7	Return of Capital	68
16.8	No Capital Account Restoration	68
16.9	Waiver of Partition	68

ARTICLE 17
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE		68
17.1	Amendment to be Adopted Solely by Managing General Partner	68
17.2	Amendment Procedures	70
17.3	Amendment Requirements	70
17.4	Meetings	71
17.5	Notice of Meeting	72
17.6	Record Date	72
17.7	Adjournment	72
17.8	Quorum	72
17.9	Conduct of Meeting	73
17.10	Action Without a Meeting	73
17.11	Voting and Other Rights	74

ARTICLE 18
GENERAL PROVISIONS		74
18.1	Enurement	74
18.2	Notices	75
18.3	Further Assurances	76
18.4	Counterparts	76

FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT
OF BROOKFIELD PROPERTY L.P.

THIS AGREEMENT is made as of the 20th day of February, 2019 among BROOKFIELD PROPERTY PARTNERS L.P. (the “Managing General Partner” or “BPY”), an exempted limited partnership existing under the laws of Bermuda, as the Managing General Partner, BROOKFIELD PROPERTY SPECIAL L.P., an exempted limited partnership existing under the laws of Bermuda, QATAR INVESTMENT AUTHORITY, an independent arm of the Qatari government established by State of Qatar Emiri Decision No (22) of 2005, BPG HOLDINGS I L.P., a limited partnership existing under the laws of the Province of Ontario, BPG HOLDINGS II L.P., a limited partnership existing under the laws of the Province of Ontario, BPG HOLDINGS III L.P., a limited partnership existing under the laws of the Province of Ontario, BPG HOLDINGS IV L.P., a limited partnership existing under the laws of the Province of Ontario, BPG HOLDINGS ALBERTA L.P., a limited partnership existing under the laws of the Province of Ontario, BPG INVESTMENT HOLDINGS L.P., a limited partnership existing under the laws of the Province of Ontario, BPG FINANCE INVESTOR L.P., a limited partnership existing under the laws of the Province of Ontario, BPGUSH L.P. (ONTARIO), a limited partnership existing under the laws of the Province of Ontario, BPY I L.P., a limited partnership existing under the laws of the Province of Manitoba, BROOKFIELD INTERNATIONAL LIMITED, a corporation existing under the laws of the Province of Ontario, BROOKFIELD US CORPORATION, a corporation existing under the laws of the State of Delaware, BROOKFIELD US HOLDINGS INC., a corporation existing under the laws of the Province of Ontario and BPG HOLDINGS GROUP (US) HOLDINGS INC., a corporation formed under the laws of the Province of Ontario, as Limited Partners, and each person who is admitted to the Partnership (as hereinafter defined) as a limited partner in accordance with the provisions of this Agreement.

WHEREAS Brookfield Property Special L.P. (the “Initial General Partner” or the “Special Limited Partner”) and BPY formed a limited partnership under the laws of Bermuda upon the entering into of a limited partnership agreement dated as of January 4, 2013 (the “Initial Limited Partnership Agreement”) and a Certificate of Registration for the Partnership (as hereinafter defined) confirming the registration of the Partnership as an “Exempted Partnership” pursuant to a Certificate of Exempted Partnership under the Exempted Partnerships Act 1992 (Bermuda) (as supplemented, the “Certificate of Exempted Partnership”) and as a “Limited Partnership” pursuant to a Certificate of Limited Partnership under the Limited Partnership Act 1883 (Bermuda) (as supplemented, the “Certificate of Limited Partnership”) was issued by the Bermuda Registrar of Companies on January 4, 2013;

AND WHEREAS the Initial General Partner and BPY amended the Initial Limited Partnership Agreement on April 10, 2013 (the “First Amended and Restated Limited Partnership Agreement”);

AND WHEREAS the applicable Partners at the time of such amendment, amended the First Amended and Restated Limited Partnership Agreement on August 8, 2013 (the “Second Amended and Restated Limited Partnership Agreement”) to have BPY become the managing general partner of the Partnership and to reclassify all of the Class A Units of the

Partnership (the “Class A Units”) as Managing General Partner Units (as hereinafter defined) and to have the Initial General Partner become the Special Limited Partner and to reclassify all of the general partner units of the Partnership (the “General Partner Units”) as Special Limited Partner Units (as hereinafter defined);

AND WHEREAS the Managing General Partner further amended the Second Amended and Restated Limited Partnership Agreement by the First Amendment to the Second Amended and Restated Limited Partnership Agreement, dated December 4, 2014, and the Second Amendment to the Second Amended and Restated Limited Partnership Agreement, dated July 1, 2015;

AND WHEREAS certain of the Holding Entities went through a restructuring, pursuant to which affiliates of such Holding Entities transferred certain portions of the Redemption-Exchange Units held by them to other entities;

AND WHEREAS the Managing General Partner amended and restated the Second Amended and Restated Limited Partnership Agreement to consolidate the amendments to the Second Amended and Restated Limited Partnership Agreement and changes to the Partners reflected in the Second Amended and Restated Limited Partnership Agreement as a result of the restructuring of certain of the Holding Entities and make further amendments to establish the terms of BPY AO LTIP Units as a new class of Partnership Interests as set forth in the Third Amended and Restated Limited Partnership Agreement, dated August 27, 2018 (the “Third Amended and Restated Limited Partnership Agreement”);

AND WHEREAS the Managing General Partner wishes to amend the Third Amended and Restated Limited Partnership Agreement by making the modifications reflected herein to establish the terms of “FV LTIP Units” as a new class of LTIP Units that may be issued by the Partnership, and to restate the Third Amended and Restated Limited Partnership Agreement as so amended;

AND WHEREAS, pursuant to Section 17.1 of this Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its power of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 17.1.6 of the Agreement, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS this Fourth Amended and Restated Limited Partnership Agreement shall replace the Third Amended and Restated Limited Partnership Agreement in its entirety;

NOW THEREFORE in consideration of the premises, mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree, each with the others, as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

1.1.1.                                     “Adjusted Capital Account Deficit” means, with respect to any Partner, the deficit balance, if any, in such Partner’s Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

1.1.1.1                                        credit to such Capital Account any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5); and

1.1.1.2                                        debit to such Capital Account the items described in Treasury Regulations Sections 1.704-l(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6); provided that, the foregoing definition of “Adjusted Capital Account Deficit” is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith;

1.1.2.                                     “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.3.                                     “Aggregate Adjusted Economic Balance” shall mean the Capital Account balance of all Units (other than Preferred Units and BPY AO LTIP Units), plus the amount of such Unit’s share of any Partner Nonrecourse Debt Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to Units (other than Preferred Units and BPY AO LTIP Units) and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made pursuant to Section 4.3;

1.1.4.                                     “Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P.;

1.1.5.                                     “AO LTIP Fraction” means, with respect to a BPY AO LTIP Unit that is issued, the fraction designated in the relevant Vesting Agreement or other documentation pursuant to which such BPY AO LTIP Unit is granted as the AO LTIP Fraction for such BPY AO LTIP Unit;

1.1.6.                                     “Applicable Number of BPY Units” means the product of the number of Redemption-Exchange Units specified in an Exchange Notice multiplied by the Exchange Ratio;

1.1.7.                                     “Applied Creditable Operating Entity Payment” has the meaning given to such term in Section 1.1.50;

1.1.8.                                     “Applied Equity Enhancement Adjustment” has the meaning given to such term in Section 1.1.50;

1.1.9.                                     “Applied Incentive Amount” has the meaning assigned to such term in Section 5.4;

1.1.10.                              “Assets” means all assets, whether tangible or intangible and whether real, personal or mixed, at any time owned by the Partnership (or by the Managing General Partner, one or more of its Affiliates or one or more nominees for the benefit of the Partnership, in each case in accordance with Section 9.9) or acquired by the Managing General Partner for the account of the Partnership in the course of carrying on the activities of the Partnership;

1.1.11.                              “Available Cash” means all cash and cash equivalents available for distribution by the Partnership determined at the sole discretion of the Managing General Partner, subject to Section 5.5, which, for greater certainty, (i) may not in all cases equal an amount of cash held by the Partnership after the payment of expenses, debt service obligations on any indebtedness and any other expense or reserve for any liability, working capital or capital expenditure and (ii) may include cash that has been borrowed by the Partnership or another member of the BPY Group for purposes of being available for distribution by the Partnership;

1.1.12.                              “Book Item” has the meaning assigned to such term in Section 4.7;

1.1.13.                              “Book-Up Target” for an FV LTIP Unit means (i) initially, the Managing General Partner Unit Economic Capital Account Balance as determined on the date such FV LTIP Unit was granted and (ii) thereafter, the remaining amount, if any, required to be allocated with respect to such FV LTIP Unit for the Economic Capital Account Balance of the holder of such FV LTIP Unit, to the extent attributable to such FV LTIP Unit, to be equal to the Managing General Partner Unit Economic Capital Account Balance;

1.1.14.                              “BPR Group” has the meaning assigned thereto in the BPR MSA;

1.1.15.                              “BPR MSA” means the master services agreement dated the date hereof, among, inter alia, Brookfield, Brookfield Property REIT Inc., BPR OP, LP and the Service Providers (for purposes of this definition only, as such term is defined in the BPR MSA), as amended from time to time;

1.1.16.                              “BPR Operating Entities” has the meaning assigned to the term “Operating Entities” in the BPR MSA;

1.1.17.                              “BPR Underlying Incentive Distributions” means any performance-based dividend, distribution or other profit entitlement but, for greater certainty, does not include Creditable Operating Entity Payments (within the meaning of the BPR MSA) that have been paid or are payable in respect of any period following the date hereof by any BPR Operating

Entity to any member of the Brookfield Group with respect to BPR’s Invested Capital in such BPR Operating Entity;

1.1.18.                              “BPY” has the meaning assigned to such term in the recitals;

1.1.19.                              “BPY AO LTIP Unit” shall mean a Unit which is designated as a “BPY AO LTIP Unit” in the relevant Vesting Agreement or other documentation pursuant to which such LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Schedule B hereto or in this Agreement in respect of the BPY AO LTIP Unitholder, as well as the relevant Vesting Agreement or other documentation pursuant to which such BPY AO LTIP Unit is granted or issued.

1.1.20.                              “BPY AO LTIP Unitholder” shall mean any Person that holds BPY AO LTIP Units or Redemption-Exchange Units resulting from a conversion of BPY AO LTIP Units and is named as an BPY AO LTIP Unitholder in the register of Limited Partners maintained by the Managing General Partner;

1.1.21.                              “BPY Capital” means, with respect to any Operating Entity, at any time, the amount that a member of the BPY Group (excluding for this purpose any Operating Entity) has committed and/or contributed at such time (either as debt or equity) to such Operating Entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such Operating Entity at or prior to such time);

1.1.22.                              “BPY Group” means BPY, the Partnership, the Holding Entities, the Operating Entities and any other direct or indirect Subsidiary of a Holding Entity;

1.1.23.                              “BPY Partnership Agreement” means the limited partnership agreement of BPY;

1.1.24.                              “BPY Unit” is a Unit (as that term is defined in the BPY Partnership Agreement) in BPY;

1.1.25.                              “Brookfield” means Brookfield Asset Management Inc.;

1.1.26.                              “Brookfield Group” means Brookfield and any Affiliates of Brookfield, other than any member of the BPY Group or BPR Group;

1.1.27.                              “Business” means the business to be acquired by the BPY Group, as described in the Registration Statement;

1.1.28.                              “Business Day” means every day except a Saturday or Sunday, or a day which is a statutory or civic holiday in Bermuda, the Province of Ontario, or the State of New York;

1.1.29.                              “Canadian Tax Purposes” means, for the purposes of determining liability for Tax, pursuant to Canadian federal and provincial Tax Laws;

1.1.30.                              “CanHoldco” means Brookfield BPY Holdings Inc.;

1.1.31.                              “CanHoldco Shares” has the meaning assigned to such term in Section 4.8.3;

1.1.32.                              “Capital Account” means, in relation to each Partner, the account maintained in the books of the Partnership for each Partner in accordance with Section 4.1;

1.1.33.                              “Capital Amount” means (a) with respect to each Unit and General Partner Unit received in exchange for the Initial GP Capital Contribution and the Initial LP Capital Contribution, $25; and (b) with respect to each Unit and Managing General Partner Unit received in connection with the Reorganization, $25; provided, however, that the Capital Amount with respect to each Unit and Managing General Partner Unit shall hereafter be adjusted as provided in Section 3.6.3;

1.1.34.                              “Capital Contribution” means the amount of capital contributed to the Partnership by each Record Holder (or the Person from which the Record Holder purchased or acquired the Partnership Interests) in respect of the Partnership Interests purchased or acquired by or issued to that Record Holder;

1.1.35.                              “Capital Surplus” has the meaning assigned to such term in Section 5.2.4;

1.1.36.                              “Certificate” means a certificate issued by the Partnership evidencing ownership of one or more Units or any other Partnership Interests, or of options, rights, warrants or appreciation rights relating to Partnership Interests, in such form as may be adopted by the Managing General Partner from time to time;

1.1.37.                              “Certificate of Exempted Partnership” has the meaning assigned to such term in the recitals;

1.1.38.                              “Certificate of Limited Partnership” has the meaning assigned to such term in the recitals;

1.1.39.                              “Class A Units” means the units referred to as such in the recitals and which have been reclassified as Managing General Partner Units;

1.1.40.                              “Closing Date” means April 15, 2013;

1.1.41.                              “Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder, and any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provisions of future law;

1.1.42.                              “Conflicts Guidelines” has the meaning assigned to such term in Section 9.7.2;

1.1.43.                              “Control” means the control by one Person of another Person in accordance with the following:  a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for greater certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B, or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose; and the term “Controlled” has the corresponding meaning;

1.1.44.                              “Creditable Operating Entity Payment” means the proportion of each cash payment made by an Operating Entity to any member of the Brookfield Group, including any payment made in the form of a dividend, distribution or other profit entitlement, which the Managing General Partner determines to be comparable to the Equity Enhancement Distribution Amount that is attributable to the BPY Capital invested in or committed to that Operating Entity, as applicable; provided that the aggregate amount of any Creditable Operating Entity Payments made by such Operating Entity in respect of any such Quarter shall not exceed an amount equal to 0.3125% of the amount of the BPY Capital invested in such Operating Entity;

1.1.45.                              “Departing Managing General Partner” means a former Managing General Partner, from and after the effective date of any withdrawal of such former Managing General Partner pursuant to Section 15.1;

1.1.46.                              “Depreciation” means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such fiscal year, except that (i) with respect to any asset the Gross Asset Value of which differs from its adjusted tax basis for U.S. federal income tax purposes at the beginning of such fiscal year and which difference is being eliminated by use of the “remedial method” as defined by Section 1.704-3(d) of the Treasury Regulations, Depreciation for such fiscal year shall be the amount of book basis recovered for such fiscal year under the rules prescribed by Section 1.704-3(d)(2) of the Treasury Regulations, and (ii) with respect to any other asset the Gross Asset Value of which differs from its adjusted tax basis for U.S. federal income tax purposes at the beginning of such fiscal year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, however, that in the case of clause (ii) above, if the adjusted tax basis for U.S. federal income tax purposes of an asset at the beginning of such fiscal year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing General Partner;

1.1.47.                              “Economic Capital Account Balance” has the meaning assigned to such term in Schedule B hereto;

1.1.48.                              “Eligible BPY AO LTIP Unit” shall mean, as of the date any Liquidating Gain is being allocated, a BPY AO LTIP Unit if the Aggregate Adjusted Economic Balance as of such date (taking into account allocations to be made on such date) exceeds the Aggregate Adjusted Economic Balance as of the date of issuance of the BPY AO LTIP Unit, as adjusted by the Managing General Partner as appropriate to account for any BPY AO LTIP Unit Adjustment Events, as defined in Schedule B hereto;

1.1.49.                              “Equity Enhancement Adjustment” means, with respect to any Quarter, the amount by which the Fee Amount for such Quarter exceed $12.5 million (as adjusted for inflation annually beginning on January 1, 2014, at the Inflation Factor (as defined in the Master Services Agreement));

1.1.50.                              “Equity Enhancement Distribution” means, with respect to any Quarter, an amount equal to 0.3125% of the amount (if any) by which the Total Capitalization as of the last day of such Quarter exceeds the Initial Capitalization (such amount, the “Equity Enhancement Distribution Amount”), less:

(i)                       first, all or such portion of any Creditable Operating Entity Payments paid or payable in relation to such Quarter that can be deducted without the Equity Enhancement Distribution becoming less than zero (such deducted amount being the “Applied Creditable Operating Entity Payment”), with the Residual Creditable Operating Entity Payment not being deducted at such time; and

(ii)                    second, all or such portion of the Equity Enhancement Adjustment for such Quarter that can be deducted without the Equity Enhancement Distribution becoming less than zero (such deducted amount being the “Applied Equity Enhancement Adjustment”), with the Residual Equity Enhancement Adjustment not being deducted at such time;

1.1.51.                              “Equity Unit” means any Special Limited Partner Unit or Redemption-Exchange Unit;

1.1.52.                              “Event of Withdrawal” has the meaning assigned to such term in Section 15.1.1;

1.1.53.                              “Exchange Notice” has the meaning assigned to such term in Section 6.2.2;

1.1.54.                              “Exchange Ratio” has the meaning assigned to such term in Section 7.2;

1.1.55.                              “Exchange Right” has the meaning assigned to such term in Section 6.1.3;

1.1.56.                              “Exempted Partnerships Act” means the Exempted Partnerships Act 1992 (Bermuda);

1.1.57.                              “Fee Amount” means an amount equal to the greater of (a) 0.125% of the Total Capitalization as of the last day of such Quarter and (b) $12.5 million (as adjusted for inflation annually beginning on January 1, 2014, at the Inflation Factor);

1.1.58.                              “First Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.59.                              “First Distribution Threshold” means $0.275 per Equity Unit per Quarter (pro rated for any Quarter in which (i) an Equity Unit is not Outstanding for the entire Quarter, or (ii) the Capital Amount in respect of an Equity Unit is adjusted pursuant to Section 3.6.3);

1.1.60.                              “fiscal year” as such term relates to the Partnership shall be the fiscal year of the Partnership as determined in accordance with Section 11.2;

1.1.61.                              “FV LTIP Unit” shall mean a Unit which is designated as an “FV LTIP Unit” in the relevant FV LTIP Unit Vesting Agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued, having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Schedule C hereto or in this Agreement in respect of the FV LTIP Unitholder, as well as the relevant FV LTIP Unit Vesting Agreement or other documentation pursuant to which such FV LTIP Unit is granted or issued;

1.1.62.                              “FV LTIP Unit Vesting Agreement” has the meaning assigned to such term in Schedule C;

1.1.63.                              “FV LTIP Unitholder” shall mean any Person that holds FV LTIP Units and is named as an FV LTIP Unitholder in the register of Limited Partners maintained by the Managing General Partner;

1.1.64.                              “General Partner Units” has the meaning assigned to such term in the recitals, which have been reclassified as Special Limited Partner Units;

1.1.65.                                 “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership, respectively, that serves a similar function (or if any such general partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

1.1.66.                                 “Governing Instruments” means (i) the Memorandum of Association and Bye-laws in the case of any exempted company existing under the Laws of Bermuda, (ii) the certificate of incorporation, amalgamation or continuance, as applicable, and bylaws in the case of a corporation, (iii) the memorandum and articles of association and by-laws, as applicable, in the case of a limited company, (iv) the partnership agreement in the case of a partnership, (v) the articles of formation and operating agreement in the case of a limited liability company, (vi) the trust instrument in the case of a trust, and (vii) any other similar governing document under which an entity was organized, formed or created and operates, in each case as amended, supplemented or otherwise modified from time to time;

1.1.67.                              “Governmental Authority” means any (i) international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) self-regulatory organization or stock exchange, (iii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.68.                              “Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for U.S. federal income tax purposes, except as follows:

1.1.68.1                                 the Gross Asset Value of any property contributed by a Partner to the Partnership is the gross fair market value of such property as determined by the Managing General Partner at the time of contribution;

1.1.68.2                                 the Gross Asset Value of all Assets (i) shall be adjusted to equal their respective gross fair market values, as determined by the Managing General Partner, effective as of the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution, unless the Managing General Partner determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership; and (ii) may be so adjusted, as determined by the Managing General Partner, as of the following times: (a) the distribution by the Partnership to the Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; (b) the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a Partner capacity, or by a new Partner acting in a Partner capacity or in anticipation of becoming a Partner; and (c) the liquidation of the Partnership within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (ii)(a) and (ii)(b) above shall be made only if the Managing General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership;

1.1.68.3                                 the Gross Asset Value of an Asset distributed to any Partner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managing General Partner; and

1.1.68.4                                 if the Gross Asset Value of an Asset has been determined or adjusted pursuant to 1.1.68.1 or 1.1.68.2 above, such Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset for purposes of computing Net Income or Net Loss;

1.1.69.                              “Gross Proceeds” has the meaning assigned to such term in Section 3.10;

1.1.70.                              “Holding Entities” means BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings III Limited, CanHoldco, Brookfield BPY Property Holdings I LLC, Brookfield BPY Property Holdings III LLC, Brookfield BPY Retail Holdings I LLC and Brookfield BPY Retail Holdings IV LLC and any other primary holding Subsidiaries of the Partnership created or acquired after the date of this Agreement through which the Partnership indirectly holds its interest in the Operating Entities, excluding, for greater certainty, any Operating Entities;

1.1.71.                              “IFRS-IASB” means International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied or such other applicable accounting principles;

1.1.72.                              “Incentive Distribution” means any performance-based dividend, distribution or other profit entitlement but, for greater certainty, does not include Creditable Operating Entity Payments;

1.1.73.                              “Incentive Distribution Account” has the meaning assigned to such term in Section 5.4;

1.1.74.                              “Income for Canadian Tax Purposes” means, in respect of any fiscal year of the Partnership, the income of the Partnership for that fiscal year, determined in accordance with the Income Tax Act;

1.1.75.                              “Income Tax Act” means the Income Tax Act (Canada);

1.1.76.                              “Indemnified Party” has the meaning assigned to such term in Section 9.6.1;

1.1.77.                              “Independent Committee” means a committee of the board of directors of the Managing General Partner’s general partner made up of directors that are “independent” of Brookfield and its Affiliates, as contemplated by applicable securities Laws;

1.1.78.                              “Initial Capitalization” means $11,468,180,000.00;

1.1.79.                              “Initial General Partner” has the meaning assigned to such term in the recitals;

1.1.80.                              “Initial GP Capital Contribution” has the meaning assigned to such term in Section 3.2;

1.1.81.                              “Initial Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.82.                              “Initial LP Capital Contribution” has the meaning assigned to such term in Section 3.2;

1.1.83.                              “Interested Party” has the meaning assigned to such term in Section 9.5.1;

1.1.84.                              “Interim Capital Transactions” means sales or other voluntary or involuntary dispositions of any Assets (other than cash, cash equivalents, marketable securities and the like) prior to the commencement of the dissolution and liquidation of the Partnership.

1.1.85.                              “Invested Capital” means, on any particular date, the amount of capital contributed (directly or indirectly and either as debt or equity) to an Operating Entity or Holding Entity prior to such date;

1.1.86.                              “Laws” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, and awards of any Governmental Authority, and (iii) policies, practices and guidelines of any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law; and the term “applicable”, with respect to such Laws and in the context that refers to one or more Persons, means such Laws that apply to such Person or Persons or its or their business, undertaking, property or securities at the relevant time and that emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.87.                              “Liabilities” has the meaning assigned to such term in Section 9.6.1;

1.1.88.                              “Limited Partner” means a Person who is the direct beneficial owner of a Unit, without regard to the Record Holder (unless the Record Holder is such Person), and includes holders of Special Limited Partner Units, Redemption-Exchange Units, Preferred Units and LTIP Units;

1.1.89.                              “Limited Partnership Act” means the Limited Partnership Act 1883 (Bermuda);

1.1.90.                              “Liquidating Gains” shall mean any Net Income realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any event of liquidation of the Partnership), including but not limited to Net Income realized in connection with an adjustment to the book value of Partnership assets under the definition of Gross Asset Value;

1.1.91.                              “Liquidating Losses” shall mean any Net Loss realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership (including upon the occurrence of any event of liquidation of the Partnership), including but not limited to Net Loss realized in connection with an adjustment to the book value of Partnership assets under the definition of Gross Asset Value;

1.1.92.                              “Liquidator” means the Managing General Partner or other Person approved pursuant to Section 16.3 who performs the functions described therein;

1.1.93.                              “Loss for Canadian Tax Purposes” means, in respect of any fiscal year of the Partnership, the loss of the Partnership for that fiscal year, determined in accordance with the Income Tax Act;

1.1.94.                              “LTIP Units” shall mean any (i) BPY AO LTIP Units having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Schedule B hereto as well as the relevant Vesting Agreement or other documentation pursuant to which such LTIP Units is granted or issued, (ii) FV LTIP Units having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Schedule C hereto as well as the relevant FV LTIP Unit Vesting Agreement or other documentation pursuant to which such

LTIP Units is granted or issued or (iii) other class or series of Units issued in accordance with Section 3.6 that is designated as “LTIP Units”;

1.1.95.                              “Managing General Partner” means BPY, an exempted limited partnership existing under the laws of Bermuda, and includes any person who becomes a successor or replacement managing general partner of the Partnership pursuant to the terms of this Agreement after the date hereof;

1.1.96.                              “Managing General Partner Unit Economic Capital Account Balance” means the quotient of (i) the Economic Capital Account Balance of the Managing General Partner to the extent attributable to the Managing General Partner’s ownership of Managing General Partner Units, divided by (ii) the number of Managing General Partner Units owned by the Managing General Partner;

1.1.97.                              “Managing General Partner Units” means the general partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Managing General Partner Units;

1.1.98.                              “Market Value” means, at any time, the volume-weighted average trading price of a security traded on the principal stock exchange (determined on the basis of trading volumes) for the preceding five trading days; provided that, for purposes of calculating the Total Capitalization, if a security is not traded on a stock exchange, the fair market value of such security is determined by the Managing General Partner;

1.1.99.                              “Master Services Agreement” means the second amended and restated master services agreement dated the date hereof among, inter alia, Brookfield, the Service Providers, the Partnership, BPY, the Holding Entities and others;

1.1.100.                       “Net Income” and “Net Loss” means, for each fiscal year or other period, an amount equal to the Partnership’s taxable income or loss for such fiscal year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) with the following adjustments:

1.1.100.1                          any income of the Partnership that is exempt from U.S. federal income tax, and to the extent not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be added to such taxable income or loss;

1.1.100.2                          any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and to the extent not otherwise taken into account in computing Net Income or Net Loss pursuant to this paragraph, shall be subtracted from such taxable income or loss;

1.1.100.3                          in the event the Gross Asset Value of any Asset is adjusted pursuant to subdivisions 1.1.68.2 or 1.1.68.3 of the definition of Gross Asset Value herein,

the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss;

1.1.100.4                          gain or loss resulting from any disposition of Partnership property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

1.1.100.5                          in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year; and

1.1.100.6                          any items which are specially allocated pursuant to the provisions of Section 4.4 shall not be taken into account in computing Net Income or Net Loss;

1.1.101.                       “Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1) and 1.704-2(c);

1.1.102.                       “Nonrecourse Liability” has the meaning set forth in Treasury Regulations Section 1.752-1(a)(2);

1.1.103.                       “Notice” has the meaning assigned to such term in Section 18.2;

1.1.104.                       “Operating Entities” means, from time to time, the Persons in which the Holding Entities, directly or indirectly, hold interests and that (i) directly hold real estate assets, or (ii) indirectly hold real estate assets but all of the interests of which are not held, directly or indirectly, by the Holding Entities, other than, in the case of each of (i) and (ii), any Person in which the Holding Entities, directly or indirectly, hold interests for investment purposes only of less than 5% of the outstanding equity securities of that Person;

1.1.105.                       “Operating Income” shall mean Net Income determined without taking into account any Liquidating Gains and Liquidating Losses;

1.1.106.                       “Operating Loss” shall mean Net Loss determined without taking into account any Liquidating Gains and Liquidating Losses;

1.1.107.                       “Opinion of Counsel” means a written opinion of counsel acceptable to the Managing General Partner;

1.1.108.                       “Outstanding” means, with respect to Units or Partnership Interests, all Units or Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination;

1.1.109.                       “Partner” means the Managing General Partner or a Limited Partner;

1.1.110.                       “Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4);

1.1.111.                       “Partner Nonrecourse Debt Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if the Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3);

1.1.112.                       “Partner Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2);

1.1.113.                       “Partnership” means Brookfield Property L.P., the limited partnership heretofore formed and continued pursuant to this Agreement;

1.1.114.                       “Partnership Interest” means any partnership interest, including any Managing General Partner Unit, Special Limited Partner Unit, Redemption-Exchange Unit, Preferred Unit or LTIP Unit;

1.1.115.                       “Partnership Minimum Gain” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d);

1.1.116.                       “Percentage Interest” means, as of the date of such determination, (i) as to any Partner other than a Preferred Unitholder, the quotient of the number of Partnership Interests other than Preferred Units held by such Partner divided by the total number of all Partnership Interests other than Preferred Units then Outstanding, expressed as a percentage, provided that (A) each BPY AO LTIP Unit prior to conversion into a Redemption-Exchange Unit shall be treated as a fraction of an LTIP Unit equal to the AO LTIP Fraction for that BPY AO LTIP Unit for purposes of both the numerator and denominator and (B) prior to the Special FV LTIP Unit Full Participation Date for any Special FV LTIP Unit, the Percentage Interest for purposes of determining distributions pursuant to Section 5.2 will be calculated by only including in the numerator and denominator a number of such Special FV LTIP Units equal to the number of such Special FV LTIP Units outstanding multiplied by the Special FV LTIP Unit Sharing Percentage for such Special FV LTIP Units, and (ii) as to any Preferred Unitholder, the Percentage Interest shall at all times be zero;

1.1.117.                       “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability corporation, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Authority or other entity however designated or constituted and pronouns have a similarly extended meaning;

1.1.118.                       “Preferred Unit” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Preferred Units from time to time, with the specific terms of each class of Preferred Units to be set out in a Schedule to this Agreement, including the Class A Preferred Limited Partnership Units the terms of which are set out in Schedule A to this Agreement;

1.1.119.                       “Preferred Unitholder” means a holder of Preferred Units;

1.1.120.                       “Quarter” means a calendar quarter ending on the last day of March, June, September or December;

1.1.121.                       “Record Date” means the date established by the Managing General Partner for determining (i) the identity of Record Holders entitled to notice of any meeting of Limited Partners or entitled to consent to a Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners, or (ii) the identity of Record Holders entitled to receive any report or distribution;

1.1.122.                       “Record Holder” means, as of any particular Business Day, the Person in whose name a Unit is registered on the books of the Partnership as of the opening of business on such Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books which the Managing General Partner has caused to be kept as of the opening of business on such Business Day;

1.1.123.                       “Redemption Amount” has the meaning assigned to such term in Section 7.1;

1.1.124.                       “Redemption-Exchange Date” has the meaning assigned to such term in Section 6.3;

1.1.125.                       “Redemption-Exchange Unitholder” means a holder of Redemption-Exchange Units;

1.1.126.                       “Redemption-Exchange Units” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Redemption-Exchange Units;

1.1.127.                       “Redemption Notice” has the meaning assigned to such term in Section 6.2.1;

1.1.128.                       “Redemption Right” has the meaning assigned to such term in Section 6.1.2;

1.1.129.                       “Registration Statement” means the final registration statement and prospectus of BPY filed with securities regulators in connection with the Spin-Off;

1.1.130.                       “Relationship Agreement” means the relationship agreement between certain members of the Brookfield Group, the Partnership, BPY, the Holding Entities and others dated April 15, 2013;

1.1.131.                       “Reorganization” means the transactions relating to the indirect acquisition of the Business by the Holding Entities;

1.1.132.                       “Residual Creditable Operating Entity Payment” means, for any Quarter, the amount of any Creditable Operating Entity Payments paid or payable in relation to such Quarter that were not deducted in calculating the Equity Enhancement Distribution;

1.1.133.                       “Residual Equity Enhancement Adjustment” means, for any Quarter, the Equity Enhancement Adjustment less the Applied Equity Enhancement Adjustment;

1.1.134.                       “Second Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.135.                       “Second Distribution Threshold” means $0.30 per Equity Unit per Quarter (pro rated for any Quarter in which (i) an Equity Unit is not Outstanding for the entire Quarter, or (ii) the Capital Amount in respect of an Equity Unit is adjusted pursuant to Section 3.6.3);

1.1.136.                       “Service Providers” means Brookfield Global Property Advisor Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC and BPG Holdings Group Inc. and any other Affiliate of Brookfield that is appointed from time to time to act as a service provider pursuant to the Master Services Agreement;

1.1.137.                       “Special FV LTIP Unit” means an FV LTIP Unit designated as a “Special FV LTIP Unit” as set forth in the documentation pursuant to which such FV LTIP Unit is granted;

1.1.138.                       “Special FV LTIP Unit Full Participation Date” means, for a Special FV LTIP Unit, the date specified as such in the documentation pursuant to which such Special FV LTIP Unit is granted;

1.1.139.                       “Special FV LTIP Unit Sharing Percentage” means, with respect to a Special FV LTIP Unit, ten percent (10%) or such other percentage designated as the Special FV LTIP Unit Sharing Percentage for such Special FV LTIP Unit as set forth in the documentation pursuant to which such Special FV LTIP Unit is granted;

1.1.140.                       “Special Limited Partner” has the meaning assigned to such term in the recitals and includes any other holder of Special Limited Partner Units;

1.1.141.                       “Special Limited Partner Units” means the limited partner interests in the Partnership having the rights and obligations specified in this Agreement and that are designated as Special Limited Partner Units;

1.1.142.                       “Spin-Off” means the distribution by Brookfield of its interests in BPY to the shareholders of Brookfield;

1.1.143.                       “Subscription Number” has the meaning assigned to such term in Section 3.10;

1.1.144.                       “Subsidiary” means, with respect to any Person, (i) any other Person that is directly or indirectly Controlled by such Person, (ii) any trust in which such Person holds all of the beneficial interests, or (iii) any partnership, limited liability company or similar entity in which such Person holds all of the interests other than the interests of any general partner, managing member or similar Person;

1.1.145.                       “Target Balance” has the meaning assigned to such term in Section 4.11.1;

1.1.146.                       “Tax” means all forms of taxation, whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, national, federal, state, provincial, local governmental or municipal impositions, duties, contributions and levies (including social security contributions, national insurance contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any Person, and all penalties, charges, costs and interest relating thereto;

1.1.147.                       “Third Amended and Restated Limited Partnership Agreement” has the meaning assigned to such term in the recitals;

1.1.148.                       “Total Capitalization” means with respect to any Quarter the sum of (i) the Market Value of a BPY Unit multiplied by the number of BPY Units issued and outstanding on the last trading day of such Quarter (assuming full conversion or exchange of any limited partnership interests held by any member of the Brookfield Group in the Partnership into BPY Units), plus (ii) for each class or series of security of other members of the BPY Group (excluding for this purpose any Operating Entity) that are not held by the BPY Group or BPR Group (excluding LTIP Units), the Market Value of a security of such class or series multiplied by the number of securities of such class or series issued and outstanding on the last trading day of such Quarter (calculated on a fully-diluted basis), plus (iii) the principal amount of all debt not captured by paragraph (ii) of this Section 1.1.148 owed by each member of the BPY Group (excluding for this purpose any Operating Entity) on the last trading day of such Quarter to any Person that is not a member of the BPY Group or BPR Group, which debt has recourse to any member of the BPY Group (excluding for this purpose any Operating Entity), less any amount of cash held by all members of the BPY Group (excluding for this purpose any Operating Entity) on such day;

1.1.149.                       “transfer” has the meaning assigned to such term in Section 13.4.1;

1.1.150.                       “Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as amended from time to time;

1.1.151.                       “Underlying Incentive Distribution” has the meaning assigned to such term in Section 5.4.1;

1.1.152.                       “Unit” means any Equity Unit, Preferred Unit or LTIP Unit;

1.1.153.                       “Unit Reclassification” has the meaning assigned to such term in Section 8.2;

1.1.154.                       “Unit Reorganization” has the meaning assigned to such term in Section 8.1;

1.1.155.                       “Unrecovered Capital Amount” means, as of the relevant date of determination and with respect to any Equity Unit or Managing General Partner Unit, an amount equal to the excess of (i) the Capital Amount then applicable to such Equity Unit or Managing General Partner Unit over (ii) the amount of distributions made in respect of such Equity Unit or Managing General Partner Unit pursuant to Section 5.2.4 or Section 16.3.3.4.3 during the period of time beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on such date of determination; and

1.1.156.                       “Unvested FV LTIP Units” has the meaning assigned to such term in Schedule C;

1.1.157.                       “Vested FV LTIP Units” has the meaning assigned to such term in Schedule C;

1.1.158.                       “Vesting Agreement” has the meaning assigned to such term in Schedule B;

1.1.159.                       “Withdrawal Opinion of Counsel” an Opinion of Counsel that withdrawal of the Managing General Partner (following the selection of the successor general partner) will not (i) result in the loss of the limited liability of any Limited Partner, (ii) cause the Partnership or any BPY Group member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for tax purposes (to the extent not previously treated as such), or (iii) cause the Partnership or BPY to become an “investment company” under the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions.

1.2                                                                               Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3                                                                               Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1.                            words importing the singular shall include the plural and vice versa, words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

1.3.2.                            the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

1.3.3.                            references to any Person include such Person’s successors and permitted assigns;

1.3.4.                            except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, to all amendments made to such statute, regulation, policy, rule or instrument, and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.3.5.                            any reference to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified;

1.3.6.                            in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day; and

1.3.7.                            except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in U.S. currency.

1.4                                                                               Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof.  To the extent permitted by applicable Law, the parties waive any provision of Law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.5                                                                               Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.  There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.  No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement hereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.6                                                                               Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.  A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right.  A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

1.7                                                                               Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda.  Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to this Agreement.  Each Partner waives, to the fullest extent permitted by Law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by Law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner.  Any final judgment against a Partner in any proceedings brought in any court in Bermuda will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment.  The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

ARTICLE 2
ORGANIZATIONAL MATTERS

2.1                                                                               Formation

The Partnership has been formed as an exempted limited partnership on January 4, 2013, pursuant to the provisions of the Limited Partnership Act and the Exempted Partnerships Act.  Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Limited Partnership Act and the Exempted Partnerships Act.  All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in any specific Partnership property.

2.2                                                                               Purpose

The purpose of the Partnership shall be to: (i) acquire and hold interests in the Holding Entities and, subject to the approval of the Managing General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of the Partnership’s interests in those Holding Entities and such other Persons; and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by the Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act and the Exempted Partnerships Act and this Agreement.  To the fullest extent permitted by Law, the Managing General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any activity free of any duty (including any fiduciary duty) or obligation whatsoever to the Partnership or any Limited Partner or Record Holder and, in declining to so propose or approve, shall not be deemed to have breached this Agreement, any other agreement contemplated hereby, the Limited Partnership Act, the Exempted Partnerships Act or any other provision of Law.

2.3                                                                               Powers

The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and activities described in Section 2.2 and for the protection and benefit of the Partnership.

2.4                                                                               Name

The name of the Partnership shall be “Brookfield Property L.P.” The Partnership’s activities and affairs may be conducted under any other name or names deemed necessary or appropriate by the Managing General Partner, including the name of the Managing General Partner or any Affiliate thereof.  The words “Limited Partnership”, “L.P.” or similar words or letters shall be included in the Partnership’s name where necessary for the purposes of complying with the Laws of any jurisdiction that so requires.  Subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner in its sole discretion may change the name of the Partnership at any time and from time to time and shall notify the Record Holders of such change in the next regular communication to Record Holders.

If the Managing General Partner ceases to be the general partner of the Partnership and the new general partner is not an Affiliate of Brookfield, the Partnership shall change its name so that it does not include “Brookfield” and could not be capable of confusion in any way with such name.  This obligation shall be enforceable and waivable by the Managing General Partner notwithstanding that it may have ceased to be the general partner of the Partnership.

2.5                                                                               Registered Office; Principal Office

Unless and until changed by the Managing General Partner, the registered office of the Partnership shall be located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.  The head office of the Partnership and the Managing General Partner shall be 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, or such other place as the Managing General Partner may from time to time designate by notice to the Record Holders.  The Partnership may maintain offices at such other place or places within Bermuda as the Managing General Partner deems necessary or appropriate.

2.6                                                                               Power of Attorney

2.6.1.                                     Each Limited Partner hereby constitutes and appoints each of the Managing General Partner and, if a Liquidator shall have been selected pursuant to Section 16.3, the Liquidator severally (and any successor to either thereof by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead, to:

2.6.1.1                                        execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments (including this Agreement, the Certificate of Limited Partnership and the Certificate of Exempted Partnership and all amendments or restatements thereof) that the Managing General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all other jurisdictions in which the Partnership may conduct activities and affairs or own property; (ii) all certificates, documents and other instruments that the Managing General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (iii) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Managing General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (iv) all certificates, documents and other instruments relating to the admission, withdrawal of any Partner pursuant to, or other events described in, Article 14 or Article 15, or to the Capital Contribution of any Partner; (v) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Units or other Partnership Interests issued pursuant to Section 3.6; and (vi) any tax election with any Limited Partner or Managing General Partner on behalf of the Partnership or all Partners; and

2.6.1.2                                        execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the Managing General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the sole discretion of the Managing General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the Managing General Partner or the Liquidator may exercise the power of attorney made in this Section 2.6.1.2 only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6.1 shall be construed as authorizing the Managing General Partner to amend this Agreement except in accordance with Article 17 or as may be otherwise expressly provided for in this Agreement.

2.6.2.                                     The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or the transfer of all or any portion of such Limited Partner’s Partnership Interest and shall extend to such Limited Partner’s heirs, successors, assigns and personal representatives.  Each Limited Partner hereby agrees to be bound by any representation made by the Managing General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each Limited Partner hereby waives any and all defenses that may be available to it to contest, negate or disaffirm the action of the Managing General Partner or the Liquidator taken in good faith under such power of attorney.  Each Limited Partner shall execute and deliver to the Managing General Partner or the Liquidator, within 15 days after receipt of the Managing General Partner’s or the Liquidator’s request therefor, such further designation, powers of attorney and other instruments as the Managing General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

2.7                                                                               Term

The Partnership commenced upon the formation of the Partnership on January 4, 2013, pursuant to the Initial Limited Partnership Agreement, the Certificate of Limited Partnership and the Certificate of Exempted Partnership, and shall continue in perpetual existence until the termination of the Partnership in accordance with the provisions of Section 16.1.

ARTICLE 3
CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

3.1                                                                               Formation of the Partnership

In connection with the formation of the Partnership, the Initial General Partner was admitted as the general partner of the Partnership and BPY was admitted as a limited partner as of the date of the Initial Limited Partnership Agreement.

3.2                                                                               Initial Capital Contributions by the Initial General Partner and BPY

The Initial General Partner made a Capital Contribution of $1,000.00 to the Partnership (“Initial GP Capital Contribution”) in exchange for 40 General Partner Units. BPY made a Capital Contribution of $1,000.00 to the Partnership (“Initial LP Capital Contribution”) in exchange for 40 Class A Units.

3.3                                                                               Reclassification of Partnership Interests

On August 8, 2013, the following reclassifications were effected in the order set out below:

3.3.1.                                     All of the Class A Units held by the Managing General Partner are reclassified as Managing General Partner Units.

3.3.2.                                     All of the General Partner Units held by the Special Limited Partner are reclassified as Special Limited Partner Units.

3.4                                                                               Reorganization

In connection with the transactions involved in the Reorganization, additional Capital Contributions were made.

Notwithstanding anything to the contrary in this Agreement (including Article 5), prior to the Spin-Off and in connection with the transactions involved in the Reorganization, the Initial General Partner was permitted, in its sole discretion, to make distributions to the Partners which were not deemed to be distributions made pursuant to Article 5 and, for greater certainty, any such distribution was deemed to be a return of Capital Contributions.

3.5                                                                               Interest and Withdrawal

No interest on Capital Contributions shall be paid by the Partnership.  No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as such by Law and then only to the extent provided for in this Agreement.  Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions.

3.6                                                                               Issuances of Additional Partnership Interests

3.6.1.                                     Subject to the terms of any Preferred Units then Outstanding, the Partnership may issue additional Partnership Interests (including new classes of Partnership Interests) and options, rights, warrants and appreciation rights relating to such Partnership Interests or class of Partnership Interests for any Partnership purpose (including in connection with any distribution reinvestment plan and any payment of an Incentive Distribution pursuant to Section 5.5) at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Managing General Partner shall determine in its sole discretion, all without the approval of any Limited Partners.

3.6.2.                                     Upon the issuance of any Managing General Partner Units to BPY pursuant to Section 3.10 hereof, the Capital Amount attributable to each such newly issued Managing General Partner Unit shall equal the amount paid or contributed to the Partnership in respect of such Managing General Partner Unit.

3.6.3.                                     If the Managing General Partner deems it necessary or advisable so as to preserve the economic preferences and rights of the Partners, upon or with respect to any issuance of additional Units or Managing General Partner Units (whether in connection with the issuance of Managing General Partner Units pursuant to Section 3.10 or otherwise), the Managing General Partner may (subject to Section 11 of the Limited Partnership Act) adjust (which adjustment may be upward or downward) the Capital Amount attributable to each Equity Unit and Managing General Partner Unit Outstanding prior to such issuance of new Units or Managing General Partner Units to equal the amount that would be distributed pursuant to Section 16.3.3 in respect of such Equity Unit or Managing General Partner Unit (as applicable) assuming the Partnership were liquidated at the end of the day immediately prior to such issuance of new Units or Managing General Partners Units.

3.6.4.                                     Except with respect to Managing General Partner Units issued to BPY pursuant to Section 3.10, and except as provided in Section 3.6.2 or Section 3.6.3, each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 3.6.1 may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Interests), as shall be fixed by the Managing General Partner in its sole discretion, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Interest will be issued, evidenced by certificates and assigned or transferred; and (vii) the requirement, if any, of each such Partnership Interest to consent to certain partnership matters.

3.6.5.                                     The Managing General Partner is hereby authorized to take all actions that it determines to be necessary or appropriate in connection with each issuance of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests pursuant to this Section 3.6, including the admission of additional Limited Partners in connection therewith and any related amendment of this Agreement, and all additional issuances of Partnership Interests and options, rights, warrants and appreciation rights relating to Partnership Interests.  The Managing General Partner is authorized to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests, including compliance with any Laws or guideline of any Governmental Authority.

3.7                                                                               Pre-emptive Rights

Unless otherwise determined by the Managing General Partner, in its sole discretion, no Person shall have any pre-emptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created.

3.8                                                                               Splits and Combinations

3.8.1.                                     Subject to Section 3.8.4, the Partnership may make a distribution of Partnership Interests to all Record Holders pro rata to their Percentage Interests or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event.

3.8.2.                                     Whenever such a distribution, subdivision or combination of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests is declared, the Managing General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice.  The Managing General Partner also may cause independent public accountants of international standing selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination.  The Managing General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

3.8.3.                                     Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests held by such Record Holders, or the Managing General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes.  If any such combination results in a smaller total number of Partnership Interests Outstanding or outstanding options, rights, warrants or appreciation rights relating to Partnership Interests, the Partnership shall require, as a condition to the delivery to a Record Holder of any such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

3.8.4.                                     The Partnership shall not be required to issue fractional Units upon any distribution, subdivision or combination of Units.  If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 3.8.4, each fractional Unit shall be rounded to the nearest whole Unit, with each half Unit being rounded to the next higher Unit.

3.9                                                                               Fully Paid and Non-Assessable Nature of Units

All Units issued pursuant to, and in accordance with the requirements of this Article 3 shall be fully paid and non-assessable Units in the Partnership.

3.10                                                                        Issuance of Units to BPY

If, and to the extent that, BPY raises funds by way of the issuance of equity or debt securities, or otherwise, and is required under the BPY Partnership Agreement to use the proceeds of such issuance of securities to subscribe for Managing General Partner Units, BPY shall, unless otherwise agreed by BPY and the Partnership, invest an amount equal to the gross proceeds of such issuance (the “Gross Proceeds”) for a number of Managing General Partner Units (the “Subscription Number”) equal to (i) the quotient of the amount of the Gross Proceeds divided by the issue price of one BPY Unit (in the case of an issuance of BPY Units) or the Market Value of one BPY Unit (in the case of an issuance of another security), multiplied by (ii) the inverse of the Exchange Ratio.

3.11                                                                        Acknowledgment

The Managing General Partner and the Special Limited Partner acknowledge that, except as otherwise provided in this Agreement, there has been no significant change in the rights and obligations of them other than potential liability solely as a result of BPY becoming the Managing General Partner, the Initial General Partner becoming the Special Limited Partner, and the reclassification in Section 3.3.

ARTICLE 4
ALLOCATIONS

4.1                                                                               Maintenance of Capital Accounts

The Managing General Partner will maintain a separate Capital Account for each Partner in accordance with the following provisions:

4.1.1.                                     to each Partner’s Capital Account there shall be credited the amount of cash and the Gross Asset Value of any property contributed to the Partnership by such Partner, such Partner’s distributive share of Net Income or any item in the nature of income or gain which is specially allocated pursuant to Section 4.4, and the amount of any Partnership liabilities assumed by such Partner or which are secured by any property distributed to such Partner;

4.1.2.                                     to each Partner’s Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Partner pursuant to any provision of this Agreement, such Partner’s distributive share of Net Loss and any item in the nature of expense or loss which is specially allocated pursuant to Section 4.4, and the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any property contributed by such Partner to the Partnership;

4.1.3.                                     in the event all or a portion of an interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest;

4.1.4.                                     for greater certainty, the Capital Accounts of the Managing General Partner and the Special Limited Partner shall be unaffected by the reclassification contemplated by Section 3.3; and

4.1.5.                                     in determining the amount of any liability for the purposes of Sections 4.1.1 and 4.1.2 there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Treasury Regulations.

The provisions of this Section 4.1 and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

4.2                                                                               Allocations - Overview

The rules set forth below in this Article 4 shall apply for the purpose of determining each Partner’s allocable share of the items of income, gain, loss and expense of the Partnership comprising Net Income or Net Loss of the Partnership for each fiscal year or other period, determining special allocations of other items of income, gain, loss and expense, and adjusting the balance of each Partner’s Capital Account to reflect the aforementioned general and special allocations.  For each fiscal year or other period, the special allocations in Section 4.4 shall be made immediately prior to the general allocations of Section 4.3.

4.3                                                                               General Allocations

4.3.1.                                     The items of income, gain, loss and expense of the Partnership comprising Net Income or Net Loss for a fiscal year shall be allocated as of the end of such fiscal year (and at such other times as it shall be necessary to allocate Net Income or Net Loss) among the Persons who were Partners during such fiscal year or other period in a manner that will, as nearly as possible, cause the Capital Account balance of each Partner at the end of such fiscal year or other period to equal the excess (which may be negative) of:

4.3.1.1                                        the amount of the hypothetical distribution (if any) that such Partner would receive if, on the last day of such fiscal year or other period, (x) all Assets, including cash and any amount required to be contributed to the Partnership by the Managing General Partner, were sold for cash in an amount equal to their Gross Asset Values, taking into account any adjustments thereto for such fiscal year or other period, (y) all Partnership liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability or any Partner Nonrecourse Debt in respect of such Partner, to the Gross Asset Values of the assets securing such liability), and (z) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Section 16.3.3, over

4.3.1.2                                        the sum of (x) the amount, if any, without duplication, that such Partner would be obligated to contribute to the capital of the Partnership, (y) such Partner’s share of Partnership Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g) and (z) such Partner’s share of Partner Nonrecourse Debt Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed as of the hypothetical sale described in Section 4.3.1.1 above.

4.3.2.                                     Notwithstanding anything to the contrary in this Article 4, the amount of items of Partnership expense and loss allocated pursuant to Section 4.3.1 to any Limited Partner shall not exceed the maximum amount of such items that can be so allocated without causing such Limited Partner to have an Adjusted Capital Account Deficit at the end of any fiscal year. All such items in excess of the limitation set forth in this Section 4.3.2 shall be allocated first, to Partners who would not have an Adjusted Capital Account Deficit, pro rata, in proportion to their Capital Account balances, adjusted as provided in Sections 1.1.1.1 and 1.1.1.2, until no Partner would be entitled to any further allocation, and thereafter to the Managing General Partner.

4.3.3.                                     Notwithstanding anything to the contrary in this Article 4:

4.3.3.1                                        any Liquidating Gain and Liquidating Loss shall be allocated pursuant to Section 4.3.1 assuming BPY AO LTIP Units participate in distributions pursuant to Section 16.3 determined as if the provisos in the second to last paragraph of Section 16.3 did not exist; provided that Liquidating Gain shall only be allocated in respect of a BPY AO LTIP Unit if such Unit is an Eligible BPY AO LTIP Unit; provided further that Liquidating Gain allocable in respect of an Eligible BPY AO LTIP Unit pursuant to Section 4.3 shall not exceed the amount of Liquidating Gain necessary to cause the Economic Capital Account Balance attributable to such Eligible BPY AO LTIP Unit to equal the portion of the Aggregate Adjusted Economic Balance attributable to the number of Redemption-Exchange Units into which such Eligible BPY AO LTIP Unit would be convertible (assuming it was a Vested BPY AO LTIP Unit (as such term is defined in Schedule B hereto)) on such date;

4.3.3.2                                        the Net Loss allocated in respect of a BPY AO LTIP Unit shall not exceed the maximum amount of Net Loss that could be allocated in respect of such Unit without causing a holder of such Unit to have an Adjusted Capital Account Deficit determined as if the holder held only that Unit (and excluding for this purpose any increase in such Adjusted Capital Account Deficit for a holder’s actual obligation to fund a deficit Capital Account balance);

4.3.3.3                                        items of gross income of the Partnership shall be specially allocated to a Partner in an amount necessary to eliminate any Adjusted Capital Account Deficit attributable to a BPY AO LTIP Unit of such Partner or to prevent any Adjusted Capital Account Deficit attributable to a BPY AO LTIP Unit of such Partner from arising.  Any such allocations shall be made first from items of income constituting Operating Income or Operating Loss, and only thereafter from items of income constituting Liquidating Gains or Liquidating Losses.  For purposes of determining the amount of gross income that must be specially allocated under this Section, the Partnership shall initially allocate all items amongst the Partners in accordance with the provisions of this Agreement, and only if a Partner has  an Adjusted Capital Account Deficit after such initial allocation shall a special allocation be made pursuant to this Section 4.3.3.3 and only in an amount equal to the excess gross income allocation needed to eliminate such Adjusted Capital Account Deficit taking into account the remaining Net Income that will be allocated to such Partner after applying the other provisions of this Article 4;

4.3.3.4                                        after a Partner’s conversion of a BPY AO LTIP Unit into Redemption-Exchange Units, the Partnership will specially allocate Liquidating Gain and Liquidating Loss to the Partners until and in a manner that causes, as promptly as practicable, the portion of the Economic Capital Account Balance of the Partner converting the BPY AO LTIP Unit that is attributable to the Redemption-Exchange Units received upon the conversion to equal the Economic Capital Account Balance of a Redemption-Exchange Unit that was not issued in exchange for a BPY AO LTIP; and

4.3.3.5                                        notwithstanding anything to the contrary herein, the Managing General Partner shall be entitled to take into account such facts and circumstances as it deems appropriate in allocating Net Income and Net Loss among the Partners in order to more properly reflect the economic arrangement among the Partners contained herein.

4.4                                                                               Special Allocations

The following special allocations shall be made in the following order:

4.4.1.                                     In the event that there is a net decrease during a fiscal year in either Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain, then notwithstanding any other provision of this Article 4, each Partner shall receive such special allocations of items of Partnership income and gain as are required in order to conform to Treasury Regulations Section 1.704-2.

4.4.2.                                     Subject to Section 4.4.1, but notwithstanding any other provision of this Article 4, items of income and gain shall be specially allocated to the Partners in a manner that complies with the “qualified income offset” requirement of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

4.4.3.                                     In the event that a Partner has a deficit Capital Account balance at the end of any fiscal year which is in excess of the sum of (i) the amount such Partner is then obligated to restore pursuant to this Agreement, and (ii) the amount such Partner is then deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), respectively, such Partner shall be specially allocated items of Partnership income and gain (consisting of a pro rata portion of each item of income and gain of the Partnership for such fiscal year in accordance with Treasury Regulations Section 1.704-1(b)(2)(ii)(d)) in the amount of such excess as quickly as possible; provided, however, that any allocation under this Section 4.4.3 shall be made only if and to the extent that a Partner would have a deficit Capital Account balance in excess of such sum after all allocations provided for in this Article 4 have been tentatively made as if this Section 4.4.3 were not in this Agreement.

4.4.4.                                     Partner Nonrecourse Deductions shall be specially allocated to the Partners in the manner in which they share the economic risk of loss (as defined in Treasury Regulations Section 1.752-2) for such Partner Nonrecourse Debt.

4.4.5.                                     Each Nonrecourse Deduction of the Partnership shall be specially allocated to the Partners, pro rata, in proportion to their respective Percentage Interests.

4.4.6.                                     Special allocations of Liquidating Gains and Liquidating Losses, as applicable, shall be made in accordance with Section 4.11, which relates to special allocations that are to be made to FV LTIP Unitholders as a result of their ownership of FV LTIP Units.

4.4.7.                                     The amounts of any Partnership income, gain, loss or expense available to be specially allocated pursuant to this Section 4.4 shall be determined by applying rules analogous to those set forth in Section 1.1.100 as modified by Sections 1.1.100.1 through 1.1.100.5.

4.5                                                                               Allocation of Nonrecourse Liabilities

For purposes of determining each Partner’s share of Nonrecourse Liabilities, if any, of the Partnership in accordance with Treasury Regulations Section 1.752-3(a)(3), the

Partners’ interest in Partnership profits shall be determined in the same manner as prescribed by Section 4.4.5.

4.6                                                                               Transfer of Interest

In the event of a transfer of all or part of any Partnership Interest (in accordance with the provisions of this Agreement) at any time other than the end of a fiscal year, or the admission of an additional Limited Partner in connection with the issuance of additional Partnership Interests pursuant to Section 3.6, the shares of items of Net Income or Net Loss and specially allocated items allocable to the interest transferred shall be allocated between the transferor and the transferee in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

4.7                                                                               Allocations for U.S. Tax Purposes

4.7.1.                                     Each item of income, gain, loss, or deduction for U.S. federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Net Income or Net Loss or is specially allocated pursuant to Section 4.4 (a “Book Item”) shall be allocated among the Partners in the same proportion as the corresponding Book Item is allocated among them pursuant to Section 4.3 or Section 4.4 hereof.

4.7.2.                                     In the event any property of the Partnership is credited to the Capital Account of a Partner at a value other than its tax basis (whether as a result of a contribution of such property or a revaluation of such property pursuant to Section 1.1.68.2), then allocations of taxable income, gain, loss and deductions with respect to such property shall be made in a manner which will comply with Section 704(b) and Section 704(c) of the Code and the Treasury Regulations thereunder. The Partnership, in the discretion of the Managing General Partner, may make, or not make, “curative” or “remedial” allocations (within the meaning of the Treasury Regulations under Section 704(c) of the Code) including, but not limited to:

4.7.2.1                                        “curative” allocations which offset the effect of the “ceiling rule” for a prior fiscal year (within the meaning of Treasury Regulations Section 1.704-3(c)(3)(ii)); and

4.7.2.2                                        “curative” allocations from dispositions of contributed property (within the meaning of Treasury Regulations Section 1.704-3(c)(3)(iii)(B)).

4.7.3.                                     All tax credits shall be allocated among the Partners as determined by the Managing General Partner in its sole and absolute discretion, consistent with applicable Law.

4.8                                                                               Allocations for Canadian Federal Income Tax Purposes.

4.8.1.                                     The Income for Canadian Tax Purposes for a given fiscal year of the Partnership will be allocated to each Partner in an amount calculated by multiplying the Income for Canadian Tax Purposes by a fraction, the numerator of which is the sum of the distributions received by such Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by the Partnership to Partners with respect to such fiscal year.  Generally, the source and character of items of income so allocated to a Partner with respect to a fiscal year of the Partnership will be the same source and character as the distributions received by such Partner with respect to such fiscal year.

4.8.2.                                     If, with respect to a given fiscal year, no distribution is made by the Partnership or the Partnership has a Loss for Canadian Tax Purposes, one quarter of the income, or loss, as the case may be, for purposes of the Income Tax Act of the Partnership for such fiscal year, will be allocated to the Partners of record at the end of each Quarter ending in such fiscal year pro rata to their respective Percentage Interests at each such date.  To such end, any Person who was a Partner at any time during such fiscal year but who has disposed of all of such Person’s Partnership Interests before the last day of that fiscal year may be deemed to be a Partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act. Generally, the source and character of such income or losses so allocated to a Partner at the end of each Quarter will be the same source and character as the income or loss earned or incurred by the Partnership in such Quarter.

4.8.3.                                     Notwithstanding Sections 4.8.1 and 4.8.2, the gain(s) for Canadian Tax Purposes realized by the Partnership on the disposition of the common shares of CanHoldco (the “CanHoldco Shares”) for any given fiscal year of the Partnership, in an aggregate amount equal to the amount of accrued gain on the CanHoldco Shares on the date of the transfer of the CanHoldco Shares to the Partnership in connection with the Reorganization computed in accordance with the Income Tax Act, will be allocated to BPY (or to BPY and any member of the BPY Group to which BPY assigns any Partnership Interests in proportion to their respective holdings of the aggregate Partnership Interests held by them at the time of the disposition of the CanHoldco Shares or to the general partner of the Partnership if the general partner is a member of the BPY Group at the time of allocation and no other members of the BPY Group hold any Partnership Interests of the Partnership at such time); provided, however, that any such gain(s) that exceed in the aggregate the amount of accrued gain on the CanHoldco Shares on the date of the transfer of the CanHoldco Shares to the Partnership in connection with the Reorganization will be allocated in accordance with Sections 4.8.1 and 4.8.2.

4.9                                                                               Currency Translation

Allocations of amounts other than in U.S. Dollars shall be converted into U.S. Dollars by the Managing General Partner on such date as the Managing General Partner deems appropriate, using rates quoted by appropriate financial institutions of repute or by internationally recognized financial publications or news services to fix the rate of translation.

4.10                                                                        Authority of Managing General Partner

Except as otherwise specifically provided by this Agreement, all decisions and other matters concerning (i) the computation and allocation of specific items of income, gain, expense or loss among the Partners and (ii) accounting procedures to be employed by the Partnership shall be determined in good faith by the Managing General Partner, which determination shall be final and conclusive as to all Partners.  In furtherance of the foregoing, the Managing General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of this Agreement to the extent necessary to (A) comply with the requirements of the Code and Treasury Regulations (including the requirements of Section 704(b) and Section 704(c) of the Code and the Treasury Regulations promulgated thereunder), (B) comply with the requirements of the Income Tax Act, (C) reflect the Partners’ interests in the Partnership or (D) consistently reflect the distributions made by the Partnership to the Partners pursuant to the terms of this Agreement.  The Managing General Partner may make or revoke, but shall not be obligated to make or revoke, any tax election provided for under the Code, or any provision of state, local or non-U.S. tax Law or under the Income Tax Act.

4.11                                                                        FV LTIP Unit Special Allocations

4.11.1.                              Liquidating Gains or Liquidating Losses shall be allocated among the Partners so as to cause, as nearly as possible, the Economic Capital Account Balances of the FV LTIP Unitholders, to the extent attributable to their ownership of FV LTIP Units, to be equal to (i) the Managing General Partner Unit Economic Capital Account Balance, multiplied by (ii) the number of their FV LTIP Units (with respect to each FV LTIP Unitholder, the “Target Balance”); provided that no such Liquidating Gains will be allocated with respect to any particular FV LTIP Unit unless and to the extent that such Liquidating Gains, when aggregated with other Liquidating Gains realized since the issuance of such FV LTIP Unit and reduced by the aggregate amount of Depreciation realized since the issuance of such FV LTIP Units, exceed Liquidating Losses realized since the issuance of such FV LTIP Unit.  Any such allocations shall be made among the Partners in proportion to the aggregate amounts required to be allocated to each Partner under this Section 4.11.1.  No allocation shall be made pursuant to this Section 4.11.1 that would cause a Partner to have an Adjusted Capital Account Deficit.

4.11.2.                              Liquidating Gain or Liquidating Loss allocated to an FV LTIP Unitholder under this Section 4.11 will be attributed to specific FV LTIP Units of such FV LTIP Unitholder for purposes of determining (i) allocations under this Section 4.11 and (ii) the effect of the forfeiture of specific FV LTIP Units on such FV LTIP Unitholder’s Economic Capital Account Balance.  Such Liquidating Gain or Liquidating Loss allocated to such FV LTIP Unitholder will generally be attributed to FV LTIP Units so as to equalize the Economic Capital Account Balance associated with each FV LTIP Unit and the Managing General Partner Unit Economic Capital Account Balance in the following order:  (i) first, to Vested FV LTIP Units held for more than three years, (ii) second, to Vested FV LTIP Units held for more than two years, (iii) third, to Vested FV LTIP Units held for two years or less, (iv) fourth, to Unvested FV LTIP Units that have remaining vesting conditions that only require continued employment or service to the Managing General Partner, the Partnership or an Affiliate of either for a certain period of time (with such Liquidating Gains being attributed in order of vesting from soonest vesting to latest vesting), and (v) fifth, to other Unvested FV LTIP Units (with such Liquidating Gains being attributed in order of issuance from earliest issued to latest issued).  Within each category, Liquidating Gain will be allocated seriatim (i.e., entirely to the first unit in a set, then entirely to the next unit in the set, and so on, until a full allocation is made to the last unit in the set) in the order of smallest Book-Up Target to largest Book-Up Target.

4.11.3.                              After giving effect to the special allocations set forth above, if, due to distributions with respect to Partnership Interests in which the FV LTIP Units do not participate, forfeitures or otherwise, the Economic Capital Account Balance of any present or former FV LTIP Unitholder attributable to such FV LTIP Unitholder’s FV LTIP Units, exceeds the Target Balance, then Liquidating Losses shall be allocated to such FV LTIP Unitholder, or, at the discretion of the Managing General Partner, Liquidating Gains shall be allocated to the other Partners, to reduce or eliminate the disparity; provided, however, that if Liquidating Losses or Liquidating Gains are insufficient to completely eliminate all such disparities, such losses or gains shall be allocated among Partners in a manner reasonably determined by the Managing General Partner.

4.11.4.                              The intent of this Section 4.11 is, to the extent possible, to make the Economic Capital Account Balance associated with each FV LTIP Unit economically equivalent to the Managing General Partner Unit Economic Capital Account Balance.  The Managing General Partner shall be permitted to interpret this Section 4.11 or to amend this Agreement to the extent necessary and consistent with this intention.

4.11.5.                              If an FV LTIP Unitholder forfeits any FV LTIP Units to which Liquidating Gain has previously been allocated under Section 4.11, (i) the portion of such FV LTIP Unitholder’s Capital Account balance attributable to such Liquidating Gain allocated to such forfeited FV LTIP Units will be re-allocated to that FV LTIP Unitholder’s remaining FV LTIP Units that were outstanding on the date of the initial allocation of such Liquidating Gain, using a methodology similar to that described in Section 4.11.2 above as reasonably determined by the Managing General Partner, to the extent necessary to cause such FV LTIP Unitholder’s Capital Account balance attributable to each such FV LTIP Unit to equal the Managing General Partner Unit Economic Capital Account Balance and (ii) such FV LTIP Unitholder’s Capital Account balance will be reduced by the amount of any such Liquidating Gain not re-allocated pursuant to clause (i) above.

ARTICLE 5
DISTRIBUTIONS

5.1                                                                               In General

Subject to this Article 5 and Section 16.3.3, the Managing General Partner may in its sole discretion make distributions at any time or from time to time to the Partners in accordance with this Agreement.  Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.  For the avoidance of doubt, BPY, the Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash in order to make a distribution. The amount of Taxes withheld or paid by the Partnership or another member of the BPY Group in respect of taxable income allocated to a Partner shall be treated as a distribution to such Partner.

5.2                                                                               Distributions Prior to Dissolution

5.2.1.                                     Prior to the dissolution of the Partnership pursuant to Section 16.1, distributions of Available Cash shall be made pursuant to this Section 5.2. Any distribution to the Special Limited Partner pursuant to Sections 5.2.2.5 to 5.2.2.6 shall be made to the Special Limited Partner in its capacity as the Special Limited Partner and without regard to the number of Special Limited Partner Units held by the Special Limited Partner.

5.2.2.                                     Subject to Section 5.2.3 and Section 5.2.4, any distributions of Available Cash made by the Partnership with respect to any Quarter shall be distributed:

5.2.2.1                                        first, 100% to BPY until there has been distributed pursuant to this Section 5.2.2.1 an amount equal to the amount of BPY’s outlays and expenses for the Quarter properly incurred;

5.2.2.2                                        second, but only at such times as there are no Preferred Units Outstanding, 100% to all Redemption-Exchange Unitholders pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 5.2.2.2, will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to Sections 5.2.2.6 or 5.2.2.7, as applicable) all amounts that have been deferred in previous Quarters pursuant to Section 5.2.3 and not yet recovered;

5.2.2.3                                        third, 100% to the Special Limited Partner until an amount equal to the Equity Enhancement Distribution has been distributed pursuant to this Section 5.2.2.3;

5.2.2.4                                        fourth, 100% to all Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units Outstanding) until there has been distributed pursuant to this Section 5.2.2.4 in respect of each Preferred Unit Outstanding as of the last day of such Quarter an amount equal to all preferential distributions to which the Preferred Unitholders are entitled under the terms of the Preferred Units then Outstanding (including any Excess Distribution (within the meaning of Schedule A) and any outstanding accrued and unpaid preferential distributions from prior periods);

5.2.2.5                                        fifth, at any time that Preferred Units are Outstanding, 100% to all Redemption-Exchange Unitholders pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 5.2.2.5, will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to Sections 5.2.2.6 or 5.2.2.7, as applicable) all amounts that have been deferred in previous Quarters pursuant to Section 5.2.3 and not yet recovered;

5.2.2.6                                        sixth, 100% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 5.2.2.6 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the First Distribution Threshold;

5.2.2.7                                        seventh, (i) 85% to all the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 15% to the Special Limited Partner until there has been distributed pursuant to this Section 5.2.2.7 in respect of each Equity Unit Outstanding as of the last day of such Quarter an amount equal to the excess of (a) the Second Distribution Threshold over (b) the First Distribution Threshold; and

5.2.2.8                                                           thereafter, (i) 75% to all Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests and (ii) 25% to the Special Limited Partner.

Notwithstanding anything to the contrary herein, a BPY AO LTIP Unit shall participate in distributions pursuant to Section 5.2 as if it were a Redemption-Exchange Unit but taking into account its Percentage Interest (for the avoidance of doubt, as modified to reflect its AO LTIP Fraction); provided that (i) distributions in respect of a BPY AO LTIP Unit from proceeds from Interim Capital Transactions and borrowings shall not exceed the amount of net gain previously allocated or allocable in respect of such BPY AO LTIP Unit with respect to the asset or assets disposed of or that are subject to the applicable financing, (ii) a distribution in respect of a BPY AO LTIP Unit pursuant to Section 5.2 shall only be made from Available Cash realized by the Partnership after the issuance date of such AO LTIP Unit (but excluding cash from Capital Contributions) and (iii) BPY AO LTIP Units shall not participate in any distribution that is determined by the Managing General Partner, in its sole discretion, to be a “special distribution” that is treated as a BPY AO LTIP Unit Adjustment Event; provided further that amounts that otherwise would have been distributed to a BPY AO LTIP Unit but for the preceding proviso shall be distributed to the Partners pursuant to Section 5.2 except that for this purpose all BPY AO LTIP Units that are not eligible to participate in the distribution as a result of the preceding sentence shall be excluded from both the numerator and denominator in calculating Percentage Interests.

5.2.3.                                     Notwithstanding Section 5.2.2:

5.2.3.1                                        for any Quarter in which the Managing General Partner determines, in its sole discretion, there is insufficient Available Cash to pay the Equity Enhancement Distribution pursuant to Section 5.2.2.3, the Managing General Partner may elect to pay all or a portion of the distribution pursuant to Section 5.2.2.3 in Redemption-Exchange Units equal to the amount in cash that the Special Limited Partner has elected to be paid in respect of Section 5.2.2.3 in Redemption-Exchange Units divided by the Market Value of a BPY Unit on the date that the Special Limited Partner makes such election, provided that (A) any such election shall be made within 45 days following the end of the applicable Quarter and (B) no fractional Redemption-Exchange Units will be issued, and such number will be rounded down to the nearest whole number with the remainder payable to the Special Limited Partner in cash;

5.2.3.2                                        except at any time that Preferred Units are Outstanding, if the Managing General Partner determines in its sole discretion that, with respect to any Quarter, there is insufficient Available Cash to distribute in respect of each Unit Outstanding as of the last day of such Quarter an amount equal to the then current distribution level, then the Managing General Partner may elect to defer all or a portion of the amounts distributable pursuant to such level in respect of each Redemption-Exchange Unit and instead distribute (A) first, up to an amount not to exceed the then current distribution level to all Partners holding Managing General Partner Units and FV LTIP Units pro rata in proportion to their respective Percentage Interest (which, for purposes of this Section 5.2.3.2, will be calculated using Managing General Partner Units and FV LTIP Units only) which distribution will be treated as having been made to holders of Managing General Partner Units and FV LTIP Units pursuant to Sections 5.2.2.6 or 5.2.2.7, as applicable, and (B) second, the difference, if any, between the amounts distributable pursuant to such then current distribution level in respect of each Redemption-Exchange Unit (after giving effect to clause (A) above) and the amount the Managing General Partner elects to defer pursuant to such level in respect of each Redemption-Exchange Unit, to all Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interest (which, for purposes of this Section 5.2.3.2, will be calculated using Redemption-Exchange Units only) which distribution will be treated as having been made to holders of Redemption-Exchange Units pursuant to Sections 5.2.2.6 or 5.2.2.7, as applicable; and

5.2.3.3                                        in any Quarter the Special Limited Partner may, in its sole discretion, waive the requirement to make distributions of Available Cash to the Special Limited Partner pursuant to clause (ii) in Sections 5.2.2.7 and 5.2.2.8.

5.2.4.                                     Subject to the terms of any Preferred Units then Outstanding, Available Cash that is deemed by the Managing General Partner to be cash from Interim Capital Transactions and representative of unrecovered capital (“Capital Surplus”) shall be distributed:

5.2.4.1                                        first, to Partners other than Preferred Unitholders pro rata (i) in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by such Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero and (ii) to FV LTIP Unitholders in an amount per FV LTIP Unit equal to (A) the amount distributed per Managing General Partner Unit pursuant to clause (i) multiplied by (B) 100% or, with respect to any Special FV LTIP Units for which the Special FV LTIP Unit Full Participation Date has not occurred at the time of such distribution, the Special FV LTIP Unit Sharing

Percentage; provided that distributions in respect of an FV LTIP Unit shall be limited to the holder’s Economic Capital Account Balance attributable to such FV LTIP Unit as of the date of distribution; and

5.2.4.2                                        thereafter, in accordance with Section 5.2.2.

5.3                                                                               Distributions on or After Dissolution

Upon a dissolution of the Partnership pursuant to Section 16.1, distributions shall be made in the manner prescribed in Section 16.3.3 hereof.

5.4                                                                               Adjustment to Incentive Distributions Payable to Special Limited Partner

5.4.1.                                     The Managing General Partner shall maintain a notional account (as adjusted pursuant to this Section 5.4, the “Incentive Distribution Account”) that will track the amount of (a) Incentive Distributions that have been paid or are payable in respect of any period following the Closing Date by any Operating Entity or Holding Entity to any member of the Brookfield Group with respect to the Partnership’s Invested Capital in such Operating Entity or Holding Entity and (b) BPR Underlying Incentive Distributions (collectively, “Underlying Incentive Distributions”).

5.4.2.                                     Notwithstanding anything to the contrary in this Article 5, any amounts otherwise payable to the Special Limited Partner pursuant to clause (ii) of either Section 5.2.2.7 or Section 5.2.2.8 shall, subject to Section 5.4.3, be reduced by (but will not be less than zero) any amount in the Incentive Distribution Account at the time of the distribution (any such amount, as well as any amount used to reduce the amounts payable to the Special Limited Partner pursuant to Section 5.7(c) of the Amended and Restated Limited Liability Company Agreement of BPR Nimbus LLC (as amended from time to time), once applied to reduce amounts otherwise payable, is referred to as an “Applied Incentive Amount”).

5.4.3.                                     The amount of any reduction pursuant to Section 5.4.2 in the amounts otherwise payable to the Special Limited Partner shall be adjusted on an equitable basis as necessary in order to take into account the benefit that Partners would have received had the Underlying Incentive Distributions not been paid or payable.

5.4.4.                                     The Incentive Distribution Account shall be adjusted from time to time to deduct the amount of any Applied Incentive Amount or any clawback or similar amount paid or contributed to an Operating Entity, Holding Entity or BPR Operating Entity, as applicable, in respect of an Underlying Incentive Distribution.  For greater certainty, it is acknowledged that the Incentive Distribution Account may be negative as a result of the adjustment for such clawback or similar amount.  In no event will a negative balance in the Incentive Distribution Account require a payment to the Special Limited Partner.

5.4.5.                                     Any amounts in the Incentive Distribution Account and any amounts calculated in accordance with Section 5.4.2 shall be taken into account in a similar manner to the foregoing in effecting distributions pursuant to Section 16.3.3.

5.5                                                                               Distributions Paid in the Form of Redemption Exchange Units

The Special Limited Partner may elect, at its sole discretion, to reinvest the distribution amounts paid or payable by the Partnership to the Special Limited Partner as contemplated by Section 5.2.2.3 or by clause (ii) of either Section 5.2.2.7 or Section 5.2.2.8, in exchange for a number of Redemption-Exchange Units issued by the Partnership to the Special Limited Partner equal to the amount of cash that would otherwise be paid to the Special Limited Partner divided by the Market Value of a BPY Unit on the date that the distribution is declared.

5.6                                                                               Prohibition on Distributions

The Managing General Partner shall not cause the Partnership to make any distribution of Available Cash pursuant to this Article 5:

5.6.1.                                     unless there is sufficient cash available therefor (including as a result of borrowing);

5.6.2.                                     which would render the Partnership unable to pay its debts as and when they fall due; or

5.6.3.                                     which, in the opinion of the Managing General Partner, would or might leave the Partnership with insufficient funds to meet any future or contingent obligations or which would contravene the Limited Partnership Act.

ARTICLE 6
REDEMPTION-EXCHANGE RIGHTS

6.1                                                                               Redemption-Exchange Rights

6.1.1.                                     Subject to Section 6.1.3, the Redemption-Exchange Units entitle a Redemption-Exchange Unitholder to redeem all or any portion of its Redemption-Exchange Units in accordance with this Article 6 at any time after the second anniversary of the Closing Date.

6.1.2.                                     Subject to the provisions of this Agreement, a Redemption-Exchange Unitholder may require the Partnership to redeem all or any portion of the Redemption-Exchange Units (the “Redemption Right”) for an amount of cash equal to the Redemption Amount.  Each Redemption-Exchange Unit to be redeemed by the Redemption-Exchange Unitholder must be tendered in accordance with the procedures set out in Section 6.2.

6.1.3.                                     Subject to the provisions of this Agreement, BPY shall have the right (the “Exchange Right”), which shall be exercisable after presentation of the Redemption Notice in accordance with Section 6.2, to elect to acquire all (but not less than all) the Redemption-Exchange Units to be redeemed under the Redemption Notice in consideration for the Applicable Number of BPY Units.

6.2                                                                               Redemption and Exchange Procedures

6.2.1.            In order to exercise its Redemption Right, a Redemption-Exchange Unitholder shall deliver to the Partnership and BPY a notice (the “Redemption Notice”) of its intention to redeem the Redemption-Exchange Units that contains all relevant information (including the Redemption-Exchange Date), and that is presented together with all related certificates and documents that the Partnership or BPY may reasonably require or as may be required by applicable Law to effect the Redemption Right, including the certificates representing the Redemption-Exchange Units being redeemed.

6.2.2.            At any time within two Business Days from the date of BPY’s receipt of the Redemption Notice, BPY may elect to exercise the Exchange Right with respect to all (but not less than all) of the Redemption-Exchange Units to be redeemed pursuant to the Redemption Notice and shall give written notice to the Partnership and to the Redemption-Exchange Unitholder of such election (the “Exchange Notice”).  The Exchange Notice shall contain all relevant information, and shall be presented together with all related certificates and documents that the Partnership and Redemption-Exchange Unitholder may reasonably require or as may be required by applicable Law to effect the Exchange Right.

6.2.3.            If BPY exercises its Exchange Right, on the Redemption-Exchange Date, BPY will acquire the number of Redemption-Exchange Units specified in the Redemption Notice in exchange for the Applicable Number of BPY Units.  BPY shall take all steps necessary under the BPY Partnership Agreement to effect the issuance of the Applicable Number of BPY Units to the Redemption-Exchange Unitholder, including by issuing a certificate in the name of the Redemption-Exchange Unitholder upon request and subject to the terms of the BPY Partnership Agreement.  The Managing General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of the Redemption-Exchange Units specified in the Redemption Notice to BPY, including the register of such transfer in the Partnership’s register of Limited Partners and, upon request, by issuing a new certificate in the name of BPY representing the Redemption-Exchange Units transferred to BPY in accordance with this Article 6, without expense to BPY.

6.2.4.            If BPY does not exercise its Exchange Right, on the Redemption-Exchange Date, for each Redemption-Exchange Unit that is presented by the Redemption-Exchange Unitholder for redemption, the Partnership will pay to the Redemption-Exchange Unitholder cash in an amount equal to the Redemption Amount.  Upon the surrender of certificates representing more Redemption-Exchange Units than the number of Redemption-Exchange Units to be redeemed under the Redemption Notice, the holder thereof will be entitled, upon request, to receive from the Partnership forthwith, without expense to such holder, a new certificate representing the Redemption-Exchange Units not being redeemed at that time.

6.3                                                                               Redemption-Exchange Date

The date specified in any Redemption Notice (the “Redemption-Exchange Date”) must be a Business Day and must not be less than five Business Days nor more than twenty Business Days after the date upon which the Redemption Notice is received by the Partnership and BPY.  If no such Business Day is specified in the Redemption Notice, the

Redemption-Exchange Date shall be deemed to be the fifth Business Day after the date on which the Redemption Notice is received by the Partnership and BPY.

6.4                                                                               Withdrawal of Exercise

At any time prior to the applicable Redemption-Exchange Date, any Redemption-Exchange Unitholder who delivers a Redemption Notice to the Partnership will be entitled to withdraw such Redemption Notice.

6.5                                                                               Effect of Exercise of the Redemption-Exchange Right

6.5.1.            If the Redemption Right has been exercised, at 8:30 a.m. (Bermuda time) on the Redemption-Exchange Date:

6.5.1.1             the closing of the redemption contemplated by the Redemption Notice or, if applicable, the closing of the exchange contemplated by the Exchange Notice will be deemed to have occurred;

6.5.1.2             any Redemption-Exchange Unitholder who exercised the Redemption Right will cease to be a holder of such Redemption-Exchange Units and will not be entitled to exercise any of the rights in respect of such Redemption-Exchange Units, other than the right to receive the Redemption Amount or the Applicable Number of BPY Units deliverable hereunder and any right to receive distributions payable in respect of such Redemption-Exchange Units for any Quarter ending prior to the Redemption-Exchange Date;

6.5.1.3             immediately following the closing of the exchange contemplated by Section 6.5.1.1, if applicable, BPY shall exchange the Redemption-Exchange Units for Managing General Partner Units on a one for one basis and, in addition to any other Units previously held by BPY, BPY will be considered and deemed for all purposes to be the holder of the number of Managing General Partner Units equal to the number of Redemption-Exchange Units exchanged pursuant to the Exchange Right; and

6.5.1.4             other than as specifically contemplated herein, the BPY Units issued to any Redemption-Exchange Unitholder pursuant to Section 6.2.2 will be issued in accordance with the BPY Partnership Agreement.

ARTICLE 7
REDEMPTION AMOUNT AND EXCHANGE RATIO

7.1                                                                               Redemption Amount

Subject to Section 8.2, the “Redemption Amount” shall be either (i) the product of (a) the Market Value of one BPY Unit multiplied by the number of Redemption-Exchange Units specified in a Redemption Notice to be redeemed and (b) the Exchange Ratio or (ii) such other amount of cash as may be agreed by the relevant Redemption-Exchange Unitholder and the Partnership.

7.2                                                                               Exchange Ratio and Adjustments

The “Exchange Ratio” shall initially be one and shall be adjusted from time to time pursuant to Sections 8.1 or 8.2.

ARTICLE 8
ADJUSTMENTS

8.1                                                                               BPY Unit Reorganization

In the event that there is any change in the number of Redemption-Exchange Units or BPY Units Outstanding from time to time as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Redemption-Exchange Units or the BPY Units, as the case may be (each such event, a “Unit Reorganization”), the Exchange Ratio shall be adjusted to be the number of BPY Units that would be received in respect of one Redemption-Exchange Unit immediately following the Unit Reorganization as if the Redemption Right and the Exchange Right had been exercised in respect of such Redemption-Exchange Unit immediately before the Unit Reorganization.

8.2                                                                               BPY Unit Reclassification

In the event that there is any consolidation, amalgamation, arrangement, merger or other form of combination of BPY with or into any other entity resulting in a reclassification of the Outstanding BPY Units (“Unit Reclassification”), then the Exchange Ratio will be adjusted in a manner approved by the Managing General Partner, acting reasonably, to ensure that:

8.2.1.            the Redemption-Exchange Unitholders would receive the amount of cash equal to the Market Value (or, if no Market Value is available, the fair market value) of the securities that such Redemption-Exchange Unitholder would have been entitled to receive pursuant to the Unit Reclassification if, on the effective date of such Unit Reclassification, the holders had been the registered holders of the number of BPY Units that they would have received had such Redemption-Exchange Units been exchanged for the Applicable Number of BPY Units pursuant to the Exchange Right immediately before the effective date of the Unit Reclassification; and

8.2.2.            the Redemption-Exchange Unitholders would receive the securities that such Redemption-Exchange Unitholders would have been entitled to receive pursuant to the Unit Reclassification if, on the effective date of the Unit Reclassification, the holders had been the registered holders of the number of BPY Units that they would have received had such Redemption-Exchange Units been exchanged for the Applicable Number of BPY Units pursuant to the Exchange Right immediately before the effective date of the Unit Reclassification.

8.3                                                                               Adjustments Cumulative

The adjustments to the Exchange Ratio provided for in Section 8.1 and 8.2 shall be cumulative.

ARTICLE 9
MANAGEMENT AND OPERATION OF PARTNERSHIP

9.1                                                                               Management

9.1.1.            The Managing General Partner shall conduct, direct and manage all activities of the Partnership.  Except as otherwise expressly provided in this Agreement, all management powers over the activities and affairs of the Partnership shall be exclusively vested in the Managing General Partner, and no Limited Partner shall have any management power over the activities and affairs of the Partnership.  In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable Law or that are granted to the Managing General Partner under any other provision of this Agreement, the Managing General Partner, subject to Section 9.2, shall have full power and authority to do all things and on such terms as it determines, in its sole discretion, to be necessary or appropriate to conduct the activities and affairs of the Partnership, to exercise all powers set forth in Section 2.3 and to effectuate the purposes set forth in Section 2.2.

9.1.2.            In exercising its authority under this Agreement, the Managing General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner (including the Managing General Partner) of any action taken (or not taken) by it.  The Managing General Partner and the Partnership shall not have any liability to a Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions so long as the Managing General Partner has acted pursuant to its authority under this Agreement.

9.1.3.            Notwithstanding any other provision of this Agreement, the Limited Partnership Act, the Exempted Partnerships Act or any applicable Law, each Person who is a Partner on the date hereof and each other Person who may acquire a Partnership Interest hereby: (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Master Services Agreement, the Relationship Agreement and the other agreements described in or contemplated by the Registration Statement; (ii) agrees that the Managing General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval, or vote of the Persons who are Partners on the date hereof or the other Persons who may acquire a Partnership Interest; and (iii) agrees that the execution, delivery or performance by the Managing General Partner, the Service Providers or any Affiliate of any of them, of this Agreement, the Master Services Agreement, the Relationship Agreement or any agreement authorized or permitted under such agreements, shall not constitute a breach by the Managing General Partner of any duty that the Managing General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at Law, in equity or otherwise.

9.2                                                                               Restrictions on Managing General Partner’s Authority

Except as provided in Article 16, the Managing General Partner may not cause the Partnership to sell, exchange or otherwise dispose of all or substantially all of the BPY Group’s assets or the Assets, taken as a whole, in a single transaction or a series of related transactions without the prior approval of the holders of a majority of the voting power of Outstanding Equity Units; provided however that this provision shall not preclude or limit the Managing General Partner’s ability, in its sole discretion, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the BPY Group or the Assets (including for the benefit of Persons who are not members of the BPY Group and Affiliates of the Managing General Partner) and shall not apply to any forced sale of any or all of the assets of the BPY Group or the Assets pursuant to the foreclosure of, or other realization upon, any such encumbrance. The Managing General Partner shall not, on behalf of the Partnership, except as permitted under Section 13.6, Section 15.1 and Section 15.1.4, elect or cause the Partnership to elect a successor general partner of the Partnership.

9.3                                                                               Reimbursement of Partnership Expenses

9.3.1.            Except as provided in this Agreement, the Managing General Partner shall not be compensated for its services as Managing General Partner of the Partnership.

9.3.2.            The Managing General Partner shall be reimbursed on a monthly basis, or such other basis as the Managing General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including amounts paid to any Person to perform services for the Partnership or for the Managing General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the Managing General Partner in connection with conducting the Partnership’s affairs (including expenses allocated to the Managing General Partner by its Affiliates).  The Managing General Partner shall determine the fees and expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion.  Reimbursements pursuant to this Section 9.3 shall be in addition to any reimbursement to the Managing General Partner as a result of indemnification pursuant to Section 9.6.

9.4                                                                               Outside Activities

In accordance with the BPY Partnership Agreement, the Managing General Partner is authorized to: (i) acquire and hold interests in the Partnership and, subject to the approval of its general partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of its interests in the Partnership and such other Persons; (iii) serve as the Managing General Partner and execute and deliver, and perform the functions of a managing general partner specified in, this Agreement; and (iv) engage in any activity that is incidental to or in furtherance of the foregoing and that is approved by its general partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act and the Exempted Partnerships Act.

9.4.1.            Each Indemnified Party shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to those activities of the Managing General Partner, the Partnership or any other member of the BPY Group, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Partnership, the Managing General Partner or any other member of the BPY Group.  Such business interests, activities and engagements shall be deemed not to constitute a breach of this Agreement or any duties stated or implied by Law or equity, including fiduciary duties, owed to any of the Managing General Partner, the Partnership (or any of their respective investors) or any other member of the BPY Group (or any of their respective investors) and shall be deemed not to be a breach of the Managing General Partner’s fiduciary duties or any other obligation of any type whatsoever of the Managing General Partner.  None of the Managing General Partner, the Partnership or any other member of the BPY Group or any other Person shall have any rights by virtue of this Agreement or the partnership relationship established hereby or otherwise in any business ventures of an Indemnified Party.

9.4.2.            The Managing General Partner and the Indemnified Parties shall have no obligation hereunder or as a result of any duties stated or implied by Law or equity, including fiduciary duties, to present business or investment opportunities to the Partnership, the Limited Partners or any member of the BPY Group.

9.4.3.            The Affiliates of the Managing General Partner shall have no obligation to (i) permit the Partnership or any other member of the BPY Group to use any facilities or assets of the Affiliates of the Managing General Partner (other than the Assets), except as may be provided in contracts, agreements or of the arrangements entered into from time to time specifically dealing with such use, or (ii) to enter into such contracts, agreements or other arrangements.

9.4.4.            Notwithstanding anything to the contrary in this Section 9.4, nothing in this Section 9.4 shall affect any obligation of an Indemnified Party to present a business or investment opportunity to the Partnership, the Managing General Partner or any other member of the BPY Group pursuant to a separate written agreement between such Indemnified Party and the Partnership, the Managing General Partner or any other member of the BPY Group.

9.5                                                                               Disclosure of Interests

9.5.1.            The Managing General Partner, its Affiliates and their respective partners, members, shareholders, directors, officers, employees and shareholders (each hereinafter referred to as an “Interested Party”) may become Limited Partners or beneficially interested in Limited Partners in the Partnership and may hold, dispose of or otherwise deal with Units with the same rights they would have if the Managing General Partner were not party to this Agreement.

9.5.2.            An Interested Party shall not be liable to account either to other Interested Parties or to the Partnership, the Partners or any other Persons for any profits or benefits made or derived by or in connection with any transaction contemplated by Section 9.4.1.

9.5.3.            An Interested Party may sell investments to, purchase Assets from, vest Assets in and contract or enter into any contract, arrangement or transaction with the Partnership, any other member of the BPY Group or any other Person whose securities are held directly or indirectly by or on behalf of the Partnership or another member of the BPY Group, including any contract, arrangement or transaction relating to any financial, banking, investment banking, insurance, secretarial or other services, and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Partnership, any other member of the BPY Group or any other Person in respect of any such contract, transaction, arrangement or interest, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, provided that nothing herein contained shall permit an Interested Party or Limited Partner to enter into any such contract, transaction or arrangement as aforesaid, unless the terms thereof are permitted by or approved in accordance with the provisions of the Governing Instruments of the Managing General Partner.

9.5.4.            Without limiting the generality of the foregoing, an Interested Party or Limited Partner may enter into any contract, transaction or arrangement with any member of the BPY Group to provide advice or services, including investment management, monitoring or oversight services, services with respect to corporate finance matters and valuations, services relating to the arrangement of new financing, mergers and acquisitions, services relating to the provision of directors or other manager of a Person and other investment banking services, including introduction and transaction organization services.

9.6                                                                               Indemnification

9.6.1.            The Managing General Partner and any of its Affiliates, and their respective officers, directors, agents, shareholders, partners, members and employees, any Person who serves on the board of directors or other Governing Body of any member of the BPY Group, and any Person that the Managing General Partner designates as an indemnified person (each, an “Indemnified Party”) shall, to the fullest extent permitted by Law, be indemnified on an after Tax basis out of the Assets (and the Managing General Partner shall be entitled to grant indemnities on behalf of the Partnership, and to make payments out of the Assets, to any Indemnified Party in each case in accordance with this Section 9.6) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts (collectively, “Liabilities”) arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Partnership or by reason of such Person being the Managing General Partner, or an Affiliate of the Managing General Partner, or an officer, director, agent, shareholder, partner, member or employee of the Managing General Partner or an Affiliate of the Managing General Partner, or a Person who serves on the board of directors or other Governing Body of any member of the BPY Group, provided that no such

Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, action that the Indemnified Party knew to be unlawful.  An Indemnified Party shall not be denied indemnification in whole or in part under this Section 9.6 because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

9.6.2.            To the fullest extent permitted by Law, amounts incurred in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, shall from time to time be advanced by the Partnership prior to a determination that the Indemnified Party is not entitled to be indemnified, upon receipt by the Partnership of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as provided by the proviso of Section 9.6.1.

9.6.3.            The indemnification provided by this Section 9.6 shall be in addition to any other rights to which an Indemnified Party may be entitled under any agreement (including the Master Services Agreement), as a matter of the Law or otherwise, both as to actions in the Indemnified Party’s capacity as an Indemnified Party and as to actions in any other capacity, and shall continue as to any Indemnified Party who has ceased to serve in the capacity in which such Indemnified Party became entitled to indemnification under this Section 9.6, and shall enure to the benefit of such Person’s heirs, successors, assigns and administrators.  The indemnification provisions of this Section 9.6 are for the benefit of each Indemnified Party, its heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Person.

9.6.4.            No amendment, modification or repeal of this provision or any other provision of this Agreement shall in any manner terminate, reduce or impair the right of any past, present or future Indemnified Party to be indemnified by the Partnership or the obligations of the Partnership to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted.

9.6.5.            Notwithstanding anything to the contrary in this Agreement, (i) no Indemnified Party shall be liable to the Partnership, any Partner or any other Person who has acquired an interest in a Partnership Interest for any Liabilities sustained or incurred by such Person as a result of any act or omission of the Indemnified Party, except to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such Liabilities resulted from the Indemnified Party’s bad faith, fraud, wilful misconduct, or in the case of a criminal matter, actions with knowledge that the conduct was unlawful, and (ii) any matter that is approved by a majority of the members of the

Independent Committee shall not constitute a breach of this Agreement or any duties to the Partnership or to the Partners stated or implied by Law or equity, including fiduciary duties.

9.6.6.            To the extent that an Indemnified Party has any duties to the Partnership or to the Partners, including fiduciary duties, such Indemnified Party acting in connection with the Partnership’s activities or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

9.6.7.            Any amendment, modification or repeal of this Section 9.6 (or that otherwise affects this Section 9.6) that limits its scope shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnified Parties under this Section 9.6 as in effect immediately prior to such amendment, modification or repeal with respect to any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claim, demand, action, suit or proceeding may arise or be asserted, provided that the Indemnified Party became an Indemnified Party hereunder prior to such amendment, modification or repeal.

9.6.8.            The provisions of this Section 9.6 shall survive the dissolution of the Partnership.

9.7                                                                               Resolution of Conflicts of Interest

9.7.1.            Notwithstanding anything to the contrary in this Agreement, conflicts of interest and potential conflicts of interest that are approved by a majority of the members of the Independent Committee from time to time are hereby approved by all Partners.

9.7.2.            The parties acknowledge and agree that the Independent Committee may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest pursuant to the guidelines, policies or procedures adopted by the Independent Committee at the date hereof and as amended from time to time with the approval of a majority of the members of the Independent Committee (the “Conflicts Guidelines”), and, if and to the extent that such matters are permitted by the Conflicts Guidelines, no further special approval will be required in connection with such matter permitted thereby.

9.8                                                                               Other Matters Concerning the Managing General Partner

9.8.1.            The Managing General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

9.8.2.            The Managing General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that such Managing General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

9.8.3.            The Managing General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any duly authorized officers of the Managing General Partner or any duly appointed attorney or attorneys-in-fact.  Each such attorney shall, to the extent provided by the Managing General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the Managing General Partner hereunder.

9.8.4.            To the fullest extent permitted by applicable Law, any standard of care applicable to the Managing General Partner shall be modified, waived or limited as required to permit the Managing General Partner to act in accordance with the terms of this Agreement or any other agreement contemplated hereby and to make any decision pursuant to the authority prescribed in this Agreement or any other agreement contemplated hereby.

9.9                                                                               Title to Partnership Assets

Title to Assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Assets or any portion thereof.  Title to any or all of the Assets may be held in the name of the Partnership, the Managing General Partner, the general partner of the Managing General Partner, one or more of its Affiliates or one or more nominees, as the Managing General Partner may determine.  The Managing General Partner hereby declares and warrants that any Assets for which record title is held in the name of the Managing General Partner, its general partner or one or more of its Affiliates or one or more nominees shall be held by the Managing General Partner, its general partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the Managing General Partner shall use its reasonable efforts to cause record title to such Assets (other than those assets in respect of which the Managing General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be transferred into the name of the Partnership as soon as reasonably practicable; provided that, prior to the withdrawal of the Managing General Partner or as soon thereafter as practicable, the Managing General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and prior to any such transfer, will provide for the use of such Assets in a manner satisfactory to the Partnership.  All Assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Assets is held.

9.10                                                                        Purchase or Sale of Units

The Managing General Partner may cause the Partnership to purchase or otherwise acquire Units.  As long as Units are held by the Partnership, such Units shall not be considered Outstanding for any purpose, except as otherwise provided herein.  The Managing General Partner or any Affiliate of the Managing General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Units for its own account, subject to the provisions of Article 13 and Article 14.

9.11                                                                        Reliance by Third Parties

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the Managing General Partner has full power and authority to encumber, sell or otherwise use in any manner any and all Assets and to enter into any contracts on behalf of the Partnership, including contracts related to the incurrence or guarantee of indebtedness, and such Person shall be entitled to deal with the Managing General Partner as if it were the Partnership’s sole party in interest, both legally and beneficially.  Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing General Partner in connection with any such dealing.  In no event shall any Person dealing with the Managing General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing General Partner or its representatives.  Each and every certificate, document or other instrument executed on behalf of the Partnership by the Managing General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

9.12                                                                        Services

The Managing General Partner may cause the Partnership to appoint any Person (including any Affiliate of the Managing General Partner) to manage the affairs of the Partnership, in accordance with the Conflicts Guidelines.  Any services rendered pursuant to such appointment shall be on terms that are fair and reasonable to the Partnership, provided that the requirements of this Section 9.12 shall be deemed satisfied as to (i) any services provided under the Master Services Agreement and any agreement contemplated thereby, (ii) any transaction approved by a majority of the members of the Independent Committee, or (iii) any transaction entered into in accordance with the Conflicts Guidelines. The provisions of Section 9.3 shall apply to the rendering of services described in this Section 9.12.

ARTICLE 10
RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

10.1                                                                        Limitation of Liability

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Limited Partnership Act or the Exempted Partnerships Act.

On and after the date hereof, the Special Limited Partner shall have no liability under this Agreement, except as expressly provided in this Agreement or the Limited Partnership Act or the Exempted Partnerships Act, notwithstanding its prior role as Initial General Partner, unless (i) the Special Limited Partner takes part in the management or control of the activities and affairs of the Partnership as described in Section 10.2, or (ii) the liability relates to the conduct of the Special Limited Partner in its role as Initial General Partner.

If it were determined that a Limited Partner was participating in the control or management of the Partnership or conducting the affairs of, signing or executing documents for or otherwise binding the Partnership (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act or the Exempted Partnerships Act, such legislation provides that such Limited Partner would be liable as if it were a general partner of the Partnership in respect of all debts of the Partnership incurred while that Limited Partner was so acting or purporting to act.

10.2                                                                        Management of Partnership Affairs

No Limited Partner (other than the Managing General Partner or any officer, director, employee, partner, agent or trustee of the Managing General Partner, in its capacity as such, if such Person shall also be a Limited Partner) shall take part in the management or control of the activities and affairs of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership or to vote on matters relating to the Partnership, to have access to the books and records of the Partnership other than as required by applicable Law or as set forth in this Agreement.  The transaction of any such activities or affairs by the Managing General Partner or any officer, director, employee, partner, agent or trustee of the Managing General Partner, in its capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

10.3                                                                        Outside Activities

Subject to the provisions of Section 9.4, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, any Limited Partner shall be entitled to and may have interests and engage in activities in addition to activities relating to the Partnership, including interests and activities in direct competition with the Partnership or BPY.  Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any ventures of any Limited Partner.

ARTICLE 11
BOOKS, RECORDS, ACCOUNTING AND REPORTS

11.1                                                                        Books, Records and Accounting

The Managing General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s activities and affairs.  Any books and records maintained by or on behalf of the Partnership in the regular course of its activities and undertakings, including the record of the Record Holders, books of account and records of Partnership proceedings, may be kept on information storage devices, provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with IFRS-IASB.

In accordance with Bermuda Law, the records of account and registers will be kept available for inspection by any Limited Partner or its duly authorized representatives during regular business hours at the registered office of the Partnership.  Limited Partners shall not have access to any information of the Partnership contained in its books and records which the Managing General Partner is required by legal or contractual restriction to keep confidential or which, in the opinion of the Managing General Partner, acting reasonably, should be kept confidential in the interests of the Partnership or may be kept confidential as proceed in this Agreement, and each Limited Partner hereby waives any right to greater access to the books and records of the Partnership than is permitted herein, to the greatest extent permitted by Law.

11.2                                                                        Fiscal Year

Subject to Section 17.1.9, the fiscal year of the Partnership shall be the calendar year; provided, however, if the Code requires a taxable year of the Partnership other than a calendar year then, for U.S. tax purposes, the fiscal year of the Partnership shall be such taxable year.

11.3                                                                        Reports

11.3.1.          If required by applicable Law, including any rule of any stock exchange on which the BPY Units or other partnership interests of BPY are or will be listed for trading, or if required by a Partner, the Managing General Partner shall prepare in accordance with IFRS-IASB and make publicly available as of a date selected by the Managing General Partner, in its sole discretion, financial statements of the Partnership for such fiscal year of the Partnership audited by a firm of independent public accountants of international standing selected by the Managing General Partner as well as a statement of the accounting policies used in their preparation, such information as may be required by applicable Laws and such information as the Managing General Partner deems appropriate.

11.3.2.          If required by applicable Law, including any rule of any stock exchange on which the BPY Units or other partnership interests of BPY are or will be listed for trading, or if required by a Partner, the Managing General Partner shall prepare in accordance with IFRS-IASB and make publicly available quarterly financial statements of the Partnership, which may be unaudited as of a date selected by the Managing General Partner.

ARTICLE 12
TAX MATTERS

12.1                                                                        Tax Information

12.1.1.          Following each taxable year of the Partnership, the Managing General Partner shall use commercially reasonable efforts to supply each Person that was a Partner at any time during such taxable year with a Schedule K-1 (or equivalent) within ninety (90) days after the close of such taxable year.  The Managing General Partner shall also, where reasonably possible and applicable, prepare and send such Persons such other information required by any non-U.S. Limited Partner for U.S. federal income tax reporting purposes.

12.1.2.          Within ninety (90) days following the end of each fiscal year of the Partnership and within the ninety (90) days after the date of the dissolution of the Partnership, the Managing General Partner shall use commercially reasonable efforts to supply each Person that was a Partner at any time during such fiscal year and who is required to file an income tax return under the Income Tax Act (or, in the case of a Partner that is a partnership, that has one or more partners who is required to file an income tax return under the Income Tax Act) all necessary income tax reporting information with respect to such Partner’s income from the Partnership for such fiscal year.

12.2                                                                        Preparation of Tax Returns

The Managing General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for U.S. federal and state income tax purposes and, where applicable, Canadian Tax Purposes.  The classification, realization and recognition of income, gain, losses and deductions and other items shall be computed (i) for U.S. federal income tax purposes, on the accrual method of accounting, and (ii) for Canadian Tax Purposes, in accordance with the Income Tax Act.

12.3                                                                        Tax Elections

The Managing General Partner shall determine whether to make, to refrain from making or to revoke the election provided for in Section 754 of the Code, and any and all other elections permitted by the Code, the Income Tax Act or any other national, federal, provincial, state or local tax Law, in its sole discretion.

12.4                                                                        Tax Controversies

Subject to the provisions hereof, the Managing General Partner is designated the Tax Matters Partner (as defined in Section 6231 of the Code) and the designated partner for the purposes of the Income Tax Act including subsections 152(1.4) to 152(1.8) thereof, and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith.  Each Partner agrees to cooperate with the Managing General Partner and to do or refrain from doing any or all things reasonably required by the Managing General Partner to conduct such proceedings.

12.5                                                                        Withholding

Notwithstanding any other provision of this Agreement, the Managing General Partner is authorized to take any action that it determines in its sole discretion to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code, the Income Tax Act or any other national, federal, provincial, state or local Law including pursuant to Chapters 3 and 4 of Subtitle A of the Code.  To the extent that the Partnership is required to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner, the amount withheld shall be treated as a distribution of cash pursuant to Section 5.2 or Section 16.3 (as applicable) in the amount of such withholding from such Partner.  To the extent an amount otherwise payable to a member of the BPY Group is required to be withheld and paid over to any taxing authority, and such withheld amount is attributable to a Partner’s ownership of Units, then such withheld amount shall be treated as a distribution of cash to such Partner pursuant to Section 5.2 or Section 16.3 (as applicable) in the amount of such withholding.

12.6                                                                        Election to be Treated as a Corporation

Notwithstanding anything to the contrary contained herein, if the Managing General Partner determines in its sole discretion that it is no longer in the best interests of the Partnership to continue as a partnership for U.S. federal income tax purposes, the Managing General Partner may elect to treat the Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

12.7                                                                        U.S. Tax Classification of the Partnership

Prior to the Managing General Partner making an election described in Section 12.6 hereof, it is intended that the Partnership be classified as a partnership for U.S. federal income tax purposes.  In furtherance of the foregoing, and prior to the Managing General Partner making an election described in Section 12.6, to ensure that interests in the Partnership are not traded on an established securities market within the meaning of Treasury Regulations Section 1.7704-1(b) or readily tradable on a secondary market or the substantial equivalent thereof within the meaning of Treasury Regulations Section 1.7704-1(c), notwithstanding anything to the contrary contained in this Agreement, (i) the Partnership shall not participate in the establishment of a market or the inclusion of its interests thereon, and (ii) the Partnership shall not recognize any transfer made on any market by (x) redeeming the transferor Partner (in the case of a redemption or repurchase by the Partnership) or (y) admitting the transferee as a Partner or otherwise recognizing any rights of the transferee, such as a right of the transferee to receive Partnership distributions (directly or indirectly) or to acquire an interest in the capital or profits of the Partnership.

ARTICLE 13
CERTIFICATES; RECORD HOLDERS; TRANSFERS OF PARTNERSHIP INTERESTS

13.1                                                                        Certificates

13.1.1.          Upon the Partnership’s issuance of Partnership Interests of all or any classes to any Person and the request of such Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Partnership Interests being so issued.  Certificates shall be executed on behalf of the Partnership by the Managing General Partner.  No Certificate evidencing the issuance of Partnership Interests shall be valid for any purpose until it has been countersigned by the Managing General Partner.

13.1.2.          Certificates may bear any legends required by applicable Law or otherwise determined to be appropriate by the Managing General Partner.

13.2                                                                        Mutilated, Destroyed, Lost or Stolen Certificates

13.2.1.          If any mutilated Certificate is surrendered to the Managing General Partner, the Managing General Partner on behalf of the Partnership shall execute, countersign and deliver in exchange therefor, a new Certificate evidencing the same number of Partnership Interests as the Certificate so surrendered.

13.2.2.          The Managing General Partner on behalf of the Partnership shall execute, countersign and deliver a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

13.2.2.1           makes proof by affidavit, in form and substance satisfactory to the Managing General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

13.2.2.2           requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

13.2.2.3           if requested by the Managing General Partner, delivers to the Partnership a bond, in form and substance satisfactory to the Managing General Partner, with surety or sureties and with fixed or open penalty as the Managing General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership and the Managing General Partner against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

13.2.2.4           satisfies any other reasonable requirements imposed by the Managing General Partner.

13.2.3.          If a Record Holder fails to notify the Partnership within a reasonable time after the holder has notice of the loss, destruction or theft of a Certificate, and a transfer of the Partnership Interests represented by the Certificate is registered before the Partnership or the Managing General Partner receives such notification, the Record Holder shall be precluded from making any claim against the Partnership or the Managing General Partner for such transfer or for a new Certificate.

13.2.4.          As a condition to the issuance of any new Certificate under this Section 13.2, the Managing General Partner may require the payment of a sum sufficient to cover any Tax or other governmental charge that may be imposed in relation thereto and any other expenses reasonably connected therewith.

13.3                                                                        Record Holder

In accordance with Section 13.5.2, the Partnership shall be entitled to recognize the Record Holder as the Limited Partner with respect to any Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other Person, whether or not the Partnership shall have actual or other notice thereof, except as otherwise provided by applicable Law.  Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Partnership on the one hand and such other Person on the other hand, such representative Person shall be the Record Holder of such Partnership Interest.  A Person may become a Record Holder without the consent or approval of any Partner.

13.4                                                                        Transfer Generally

13.4.1.          The term “transfer”, when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the Managing General Partner assigns its Managing General Partner Units to another Person or (ii) by which the holder of a Unit assigns such Unit to another Person, and includes a sale, assignment (including the foreclosure of a pledge, encumbrance, hypothecation or mortgage), gift, or exchange; save that the term transfer shall not be deemed to include the grant of a security interest, mortgage, charge or pledge of any kind over a Partnership Interest.

13.4.2.          No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article 13. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article 13 shall be null and void.

13.4.3.          Nothing contained in this Agreement shall be construed to prevent the parent entity of the Managing General Partner from disposing of all of the issued and outstanding capital stock of the Managing General Partner.

13.5                                                                        Registration and Transfer of Units

13.5.1.          The Managing General Partner shall cause to be kept at its registered office in Bermuda on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 13.5.2, the Managing General Partner will provide for the registration and transfer of Units.  The Partnership shall not recognize transfers of Certificates representing Units unless such transfers are effected in the manner described in this Section 13.5. Upon surrender for registration of a transfer of any Units evidenced by a Certificate, and subject to the provisions of Section 13.5.2, the Managing General Partner on behalf of the Partnership shall execute, countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number of Units as was evidenced by the Certificate so surrendered.

13.5.2.          Except as otherwise provided in Article 14, the Partnership shall not recognize any transfer of Units until the Certificates evidencing such Units are surrendered for registration of the transfer.

13.5.3.          Subject to (i) the foregoing provisions of this Section 13.5; (ii) Section 13.3; (iii) Section 13.7; (iv) with respect to any class or series of Units, the provisions of any statement of designations or amendment to this Agreement establishing such class or series; (v) any contractual provisions binding on any Limited Partner; (vi) Section 12.7; and

(vii) provisions of applicable Law including the Limited Partnership Act and the Exempted Partnerships Act, Units shall be freely transferable.

13.5.4.          The Managing General Partner may, in its sole discretion and without giving a reason, refuse to register a transfer of any Unit in certificated form which is not fully paid or on which the Partnership has a lien.

13.6                                                                        Transfer of Managing General Partner Units

13.6.1.          The Managing General Partner may transfer its Managing General Partner Units (including upon its merger, consolidation or other combination into any other Person or the transfer by it of all or substantially all of its assets to another Person) if, but only if, (i) the transferee agrees to assume and be bound by the rights and duties of the Managing General Partner, (ii) the transferee agrees to assume and be bound by the provisions of this Agreement and (iii) the Partnership receives an Opinion of Counsel that such transfer (or merger, consolidation or combination) would not result in the loss of limited liability of any Limited Partner or of any limited partner of BPY, cause the Partnership or BPY to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for tax purposes (to the extent not previously treated as such) or cause the Partnership to become an “investment company” under the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions); provided, however, that no such opinion shall be required in connection with an election described in Section 12.6 made by the Managing General Partner or in connection with a transfer following such an election.

13.6.2.          In the case of a transfer pursuant to this Section 13.6, the transferee or successor (as the case may be) shall be admitted to the Partnership as the Managing General Partner immediately after the transfer of the Managing General Partner Units, and the Partnership shall continue without dissolution.

13.6.3.          The parties agree that no transfer under this Section 13.6 will occur without the notification to and approval of the relevant Bermuda regulatory authorities in accordance with Bermuda law.

13.7                                                                        Restrictions on Transfers

Notwithstanding the other provisions of this Article 13, no transfer of any Partnership Interest shall be made if such transfer would (i) violate the then applicable securities Laws or rules and regulations of any securities commission of any jurisdiction or any other Governmental Authorities with jurisdiction over such transfer, (ii) result in the taxation of the Partnership as an association taxable as a corporation or otherwise subject the Partnership to entity-level taxation for tax purposes (in either case, for U.S. tax purposes, to the extent not otherwise elected by the Managing General Partner pursuant to Section 12.6 to be treated as such) or (iii) affect the Partnership’s existence or qualification as an exempted limited partnership under the Limited Partnership Act or Exempted Partnerships Act.

ARTICLE 14
ADMISSION OF ADDITIONAL OR SUCCESSOR PARTNERS

14.1                                                                        Admission of Additional Limited Partners

14.1.1.          By acceptance of the transfer of any Units or the issuance of any Units in accordance with this Agreement, each Person to whom a Unit is transferred or issued (including any nominee holder or an agent or representative acquiring such Units for the account of another Person) shall:

14.1.1.1           be admitted to the Partnership as a Limited Partner with respect to the Units so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership, with or without execution of this Agreement;

14.1.1.2           become bound by, and shall be deemed to have agreed to be bound by, the terms of this Agreement;

14.1.1.3           shall become the Record Holder of the Units so transferred or issued;

14.1.1.4           represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement;

14.1.1.5           be deemed to grant the powers of attorney set forth in this Agreement;

14.1.1.6           be deemed to make the consents and waivers contained in the Agreement, including with respect to the approval of the transactions and agreements entered into in connection with the formation of the Partnership, the Reorganization and the Spin-Off; and

14.1.1.7           be deemed to ratify and confirm all contracts, agreements, assignments and instruments entered into on behalf of the Partnership, in accordance with this Agreement, including the granting of any charge or security interest over the Assets and the assumption of any indebtedness in connection with the affairs of the Partnership.

14.1.2.          The transfer of any Unit and/or the admission of any new Limited Partner to the Partnership will not constitute any amendment to this Agreement.  A Person may become a Record Holder without the consent or approval of any of the Partners.  A Person may not become a Limited Partner without acquiring a Unit.

14.1.3.          Any transfer of a Unit shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner and a party to this Agreement pursuant to this Article 14.

14.2                                                                        Admission of Successor Managing General Partner

A successor general partner approved pursuant to Sections 15.1 or the transferee of or successor to the Managing General Partner’s Managing General Partner Units pursuant to Section 13.6 shall be admitted to the Partnership as the general partner, subject to the requirements of the Limited Partnership Act and the Exempted Partnerships Act, effective immediately prior to the withdrawal of the Managing General Partner pursuant to Sections 15.1 or immediately after the transfer of the Managing General Partner’s Managing General Partner Units pursuant to Section 13.6.  Any such successor shall conduct the activities and affairs of the Partnership without the Partnership being dissolved.  In each case, the admission shall be subject to the successor general partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission.  Any such successor is hereby authorized to and shall, subject to the terms hereof, conduct the activities and affairs of the Partnership without the Partnership being dissolved and shall be deemed to ratify and confirm all contracts, agreements, assignments and instruments entered into on behalf of the Partnership, in accordance with this Agreement, including the granting of any charge or security interest over the Assets and the assumption of any indebtedness in connection with the affairs of the Partnership.

ARTICLE 15
WITHDRAWAL OF PARTNERS

15.1                                                                        Withdrawal of the Managing General Partner

15.1.1.          The Managing General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

15.1.1.1           the Managing General Partner voluntarily withdraws from the Partnership by giving 90 days’ advance written notice to the other Partners;

15.1.1.2           the Managing General Partner transfers all of its rights as Managing General Partner pursuant to Section 13.6;

15.1.1.3           the Managing General Partner (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) files a petition or answer seeking for itself a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law; (iv) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Managing General Partner in a proceeding of the type described in Sections (i)-(iii) of this Section 15.1.1.3; or (v) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Managing General Partner or of all or any substantial part of its properties;

15.1.1.4           a final and non-appealable judgment is entered by a court with appropriate jurisdiction ruling that the Managing General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the Managing General Partner, in each case under any federal or state bankruptcy or insolvency Laws as now or hereafter in effect; or

15.1.1.5           a certificate of dissolution or its equivalent is filed for the Managing General Partner, or 90 days expire after the date of notice to the Managing General Partner of revocation of its charter without a reinstatement of its charter, under the Laws of its jurisdiction of incorporation or organization.

15.1.2.          If an Event of Withdrawal specified in Sections 15.1.1.3, 15.1.1.4 or 15.1.1.5 occurs or is expected, the withdrawing Managing General Partner shall give notice as soon as reasonably practicable to the Limited Partners. The Partners hereby agree that only the Events of Withdrawal described in this Section 15.1 shall result in the withdrawal of the Managing General Partner from the Partnership.

15.1.3.          Withdrawal of the Managing General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) the Managing General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Limited Partners, such withdrawal to take effect on the date specified in such notice; or (ii) at any time that the Managing General Partner ceases to be a general partner pursuant to Section 15.1.1.2.

15.1.4.          If the Managing General Partner gives a notice of withdrawal pursuant to Sections 15.1.1.1 or 15.1.2, holders of at least a majority of the voting power of the Special Limited Partner Units may, prior to the effective date of such withdrawal, elect a successor general partner.  If, prior to the effective date of the Managing General Partner’s withdrawal, a successor is not selected by the holders of Special Limited Partner Units as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel in accordance with Section 13.6.1, the Partnership shall be dissolved in accordance with Article 16. Any such successor general partner shall be subject to the provisions of Section 14.2.

15.2                                                                        Interest of Departing Managing General Partner and Successor Managing General Partner

15.2.1.          In the event of withdrawal of the Managing General Partner under circumstances described in Section 15.1.3, the Departing Managing General Partner shall, at its option exercisable prior to the effective date of the departure of such Departing Managing General Partner, promptly receive from its successor in exchange for its Managing General Partner Units an amount in cash equal to the fair market value of the Managing General Partner Units, such amount to be determined and payable as of the effective date of its departure.  If the Managing General Partner withdraws under circumstances other than as described in Section 15.1.3, its successor shall have the option described in the immediately preceding sentence, and the Departing Managing General Partner shall not have such option.

15.2.2.          For purposes of this Section 15.2.2, the fair market value of the Departing Managing General Partner’s Managing General Partner Units shall be determined by agreement between the Departing Managing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Managing General

Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing Managing General Partner and its successor, which, in turn, may rely on other experts and the determination of which shall be conclusive as to such matter.  If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Managing General Partner shall designate an independent investment banking firm or other independent expert, the Departing Managing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which shall determine the fair market value of the Managing General Partner Units.  In making its determination, such independent investment banking firm or other independent expert shall consider the Assets, the rights and obligations of the Managing General Partner and other factors it may deem relevant.

15.2.3.          If the Managing General Partner Units are not acquired in the manner set forth in Section 15.2.1, the Departing Managing General Partner shall become a Limited Partner and its Managing General Partner Units shall be converted into Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 15.2.2, without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of the Departing Managing General Partner’s successor).

15.3                                                                        Withdrawal of Limited Partners

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Units becomes a Record Holder, such transferring Limited Partner shall, subject to Section 4.8.2, cease to be a Limited Partner with respect to the Units so transferred.

ARTICLE 16
TERMINATION OF THE PARTNERSHIP

16.1                                                                        Dissolution

Subject to Section 16.2, the Partnership shall dissolve and its affairs shall be wound up, upon the earliest to occur of:

16.1.1.          the service of notice by the Managing General Partner, with the approval of a majority of the members of the Independent Committee, that in the opinion of the Managing General Partner, the coming into force of any Law or binding authority renders illegal or impracticable the continuation of the Partnership;

16.1.2.          the election of the Managing General Partner to dissolve, if the Partnership, as determined by the Managing General Partner, is required to register as an “investment company” under the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions;

16.1.3.          the date that the Managing General Partner withdraws from the Partnership without the appointment of a successor pursuant to Section 15.1 having been implemented;

16.1.4.          the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Partnership or an order to wind up or liquidate the Managing General Partner without the appointment of a successor pursuant to Section 15.1; or

16.1.5.          the date on which the Managing General Partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Assets in a single transaction or series of transactions.

16.2                                                                        Reconstitution of Partnership

The Partnership shall be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Partnership has not been provided to the Bermuda Monetary Authority), a successor general partner appointed pursuant to this Agreement executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if the Partnership receives an Opinion of Counsel that the admission of the new general partner will not result in the loss of limited liability of any Limited Partner.

16.3                                                                        Liquidation

Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 16.2, the Managing General Partner shall act, or cause one or more Persons to act, as the Liquidator. The Liquidator (if other than the Managing General Partner) shall be entitled to receive such compensation for its services as may be approved by a majority of the members of the Independent Committee.  If the Managing General Partner is acting as the Liquidator, it shall not be entitled to receive any additional compensation for acting in such capacity.  The Liquidator shall agree not to resign at any time without 15 days’ prior notice and (if other than the Managing General Partner) may be removed at any time, with or without cause, by notice of removal approved by a majority of the members of the Independent Committee.  Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by a majority of the members of the Independent Committee.  The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided.  Except as expressly provided in this Section 16.3, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding-up and liquidation of the Partnership as provided for herein.  The Liquidator shall proceed to dispose of the Assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to applicable Laws and the following:

16.3.1.          the Assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidators and such Partners or Partners may agree; if any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 16.3.3 to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners; the Liquidator may distribute the Assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners;

16.3.2.          liabilities of the Partnership, including amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 16.3) and amounts to Partners otherwise than in respect of their distribution rights under Section 5.2, shall be discharged; with respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment; when paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds; and

16.3.3.          by the end of the taxable year in which the liquidation of the Partnership occurs (or, if later, within 90 days after the date of such liquidation), all property and all cash in excess of that required to discharge liabilities of the Partnership pursuant to Section 16.3.2 shall be distributed to the Partners as provided in this Section 16.3.3:

16.3.3.1           an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has not been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.2 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.2           only if there are no Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.3           only if there are no Preferred Units Outstanding, to the Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 16.3.3.3, will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred pursuant to Section 5.2.3.2 and not previously recovered; and

16.3.3.4           all other cash and property of the Partnership shall be distributed to the Partners as follows:

16.3.3.4.1           first, 100% to BPY until BPY has received pursuant to this Section 16.3.3.4.1 an amount equal to the excess of (1) the amount of BPY’s outlays and expenses incurred during the term of the Partnership, over (2) the aggregate amount of distributions received by BPY pursuant to Section 5.2.2.1;

16.3.3.4.2           second, 100% to the Special Limited Partner until the Special Limited Partner has received pursuant to this Section 16.3.3.4.2 an amount equal to the fair market value of the Equity Enhancement Distribution as determined in good faith by a third party independent valuator engaged by the Managing General Partner; provided that, such third party independent valuator shall be a nationally recognized investment banking, accounting or valuation firm which is independent of the Managing General Partner; provided further that, such amount shall not exceed 2.5 times the aggregate Equity Enhancement Distribution payments made to the Special Limited Partner during the immediately prior 24 months;

16.3.3.4.3           third, 100% to the Preferred Unitholders pro rata in proportion to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each Preferred Unitholder relative to the aggregate value of the issue price of all Preferred Units Outstanding) until there has been distributed pursuant to this Section 16.3.3.4.3 in respect of each Preferred Unit Outstanding an amount equal to any preferential distributions to which the Preferred Unitholders are entitled in the event of dissolution, liquidation, or winding-up of the Partnership under the terms of the Preferred Units then Outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

16.3.3.4.4           fourth, if there are Preferred Units Outstanding, an amount equal to the amount of cash or property held by the Partnership at such time, that is attributable to a realization event occurring prior to the date of an event specified in Section 16.1 and that has been deemed by the Managing General Partner as Capital Surplus shall be distributed in accordance with Section 5.2.4 as if such distribution were a distribution occurring prior to dissolution;

16.3.3.4.5           fifth, if there are Preferred Units Outstanding, to the Partners holding Redemption-Exchange Units pro rata in proportion to their respective Percentage Interests (which, for purposes of this Section 16.3.3.4.5 will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred pursuant to Section 5.2.3.2 and not previously recovered;

16.3.3.4.6           sixth, 100% to the Partners other than Preferred Unitholders pro rata (i) in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by the Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero and (ii) to FV LTIP Unitholders in an amount per FV LTIP Unit equal to the amount distributed per Managing General Partner Unit pursuant to clause (i); provided that distributions in respect of an FV LTIP Unit shall be limited to the holder’s Capital Account balance attributable to such FV LTIP Unit as of the date of distribution;

16.3.3.4.7           seventh, 100% to the Partners other than Preferred Unitholders pro rata in proportion to their respective Percentage Interests until there has been distributed pursuant to this Section 16.3.3.4.7 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.4.7, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.6 during such period of time;

16.3.3.4.8           eighth, 15% to the Special Limited Partner and 85% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests, until there has been distributed pursuant to this Section 16.3.3.4.8 in respect of each Equity Unit Outstanding an amount equal to the excess of (1) the Second Distribution Threshold less the First Distribution Threshold for each Quarter during the period beginning on the date the Capital Amount in respect of each Equity Unit and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on the date of distribution pursuant to this Section 16.3.3.4.8, over (2) the aggregate amount of distributions (if any) made in respect of an Equity Unit pursuant to Section 5.2.2.7 during such period of time; and

16.3.3.4.9           thereafter, 25% to the Special Limited Partner and 75% to the Partners other than Preferred Unitholders, pro rata in proportion to their respective Percentage Interests.

Any distribution to the Special Limited Partner pursuant to Sections 16.3.3.4.8-16.3.3.4.9 shall be made to the Special Limited Partner in its capacity as a Special Limited Partner and without regard to the number of Special Limited Partner Units held by the Special Limited Partner.

Notwithstanding anything to the contrary herein, a BPY AO LTIP Unit shall participate in distributions pursuant to Section 16.3 as if it had been converted, in accordance with its terms, into Redemption-Exchange Units as of the date of such distributions; provided that distributions in respect of a BPY AO LTIP Unit shall be limited to the holder’s Economic

Capital Account Balance attributable to such BPY AO LTIP Unit as of the date of liquidation (and after taking into account any allocations pursuant to the liquidation); provided further that amounts that otherwise would have been distributed to a BPY AO LTIP Unit but for the preceding proviso shall be distributed to the Partners pursuant to Section 16.3 except that for this purpose all BPY AO LTIP Units that are not eligible to participate in the distribution as a result of the preceding sentence shall be excluded from both the numerator and denominator in calculating Percentage Interests.

Additionally, notwithstanding anything to the contrary herein, distributions in respect of an FV LTIP Unit for which the Book-Up Target has never reached zero based upon allocations pursuant to Section 4.4.6 (after taking into account any such allocations pursuant to the liquidation) shall be limited to the holder’s Economic Capital Account Balance attributable to such FV LTIP Unit prior to such distribution and any associated allocations that otherwise would have been made pursuant to Section 4.3 as a result of the right to receive such distribution; provided further that amounts that otherwise would have been distributed with respect to an FV LTIP Unit but for this provision shall be distributed to the Partners pursuant to Section 16.3 except that for this purpose all FV LTIP Units that are not eligible to participate in the distribution as a result of this sentence shall be excluded from both the numerator and denominator in calculating Percentage Interests.

16.4                                                                        Distributions in Kind

Notwithstanding the provisions of Section 16.3, which require the liquidation of the Assets, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership, the Liquidator determines that an immediate sale of part or all of the Assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its absolute discretion, defer for a reasonable time the liquidation of any Assets except those necessary to satisfy liabilities of the Partnership (including those to Partners as creditors) and/or distribute to the Partners or to specific classes of Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 16.3, undivided interests in such Assets as the Liquidator deems not suitable for liquidation.  Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Limited Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time.  The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

16.5                                                                        Cancellation of Certificate of Exempted Partnership and Limited Partnership

Upon the completion of the distribution of Partnership cash and property as provided in Sections 16.3 and 16.4, the Partnership shall be terminated and the Certificate of Limited Partnership and Certificate of Exempted Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than Bermuda shall be cancelled and such other actions as may be necessary to terminate the Partnership shall be taken.

16.6                                                                        Reasonable Time for Winding Up

A reasonable time shall be allowed for the orderly winding up of the activities and affairs of the Partnership and the liquidation of its Assets pursuant to Section 16.3 in order to minimize any losses otherwise attendant upon such winding up, and the provisions of this Agreement shall remain in effect between the Partners during the period of liquidation.

16.7                                                                        Return of Capital

The Managing General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners, or any portion thereof, it being expressly understood that any such return shall be made solely from Assets.

16.8                                                                        No Capital Account Restoration

No Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership.

16.9                                                                        Waiver of Partition

Each Partner hereby waives any right to partition of the Partnership property.

ARTICLE 17
AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

17.1                                                                        Amendment to be Adopted Solely by Managing General Partner

Subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, each Limited Partner agrees that the Managing General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

17.1.1.          a change in the name of the Partnership, the location of the Partnership’s registered office or the Partnership’s registered agent;

17.1.2.          the admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

17.1.3.          a change that the Managing General Partner determines is reasonable and necessary or appropriate for the Partnership to qualify or to continue its qualification as an exempted limited partnership under the Laws of Bermuda or a partnership in which the limited partners have limited liability under the Laws of any jurisdiction, or is necessary or advisable in the opinion of the Managing General Partner to ensure that the Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

17.1.4.          an amendment that the Managing General Partner determines to be necessary or appropriate to address changes in tax regulations, legislation or interpretation;

17.1.5.          an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership or the Managing General Partner or its directors or officers from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, as amended, or similar legislation in other jurisdictions;

17.1.6.          subject to the terms of any Preferred Units then Outstanding, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests pursuant to Section 3.6;

17.1.7.          any amendment expressly permitted in this Agreement to be made by the Managing General Partner acting alone;

17.1.8.          any amendment that the Managing General Partner determines in its sole discretion is necessary or appropriate to reflect and account for the formation by the Partnership of, or its investment in, any Person, as otherwise permitted by this Agreement;

17.1.9.          a change in the Partnership’s fiscal year and related changes;

17.1.10.        any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the Partners that, in the sole discretion of the Managing General Partner, is necessary or appropriate to (i) comply with the requirements of any Laws, (ii) reflect the Partners’ interests in the Partnership or (iii) consistently reflect the distributions made by the Partnership to the Partners pursuant to the terms of this Agreement;

17.1.11.        any amendment that in the sole discretion of the Managing General Partner is necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of the Managing General Partner in the profits of the Partnership; or

17.1.12.        any other amendments substantially similar to any of the matters described in Section 17.1.1 through 17.1.11.

In addition, the Managing General Partner may make amendments to this Agreement without the approval of any Limited Partner if those amendments, in the discretion of the Managing General Partner:

17.1.13.        do not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

17.1.14.        are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any Governmental Authority;

17.1.15.        are necessary or appropriate for any action taken by the Managing General Partner relating to splits or combinations of Units or Partnership Interests made in accordance with the provisions of this Agreement; or

17.1.16.        are required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or are otherwise contemplated by this Agreement.

17.2                                                                        Amendment Procedures

Except as provided in Sections 17.1 and 17.3, all amendments to this Agreement shall be made in accordance with the following procedures:

17.2.1.                     amendments to this Agreement may only be proposed by or with the consent of the Managing General Partner, provided that the Managing General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or any Limited Partner and, in declining to propose or consent to an amendment to the fullest extent permitted by Law, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Limited Partnership Act or the Exempted Partnerships Act or any other Law or at equity; and

17.2.1.1           subject to the terms of any Preferred Units then Outstanding, a proposed amendment shall be effective upon its approval by the Managing General Partner and, where required under this Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Equity Units.

17.3                                                                        Amendment Requirements

17.3.1.          Notwithstanding the provisions of Sections 17.1 and 17.2, no provision of this Agreement that establishes a percentage of the voting power of the Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting requirement unless such amendment is approved by the written consent or the affirmative vote of the voting power of Outstanding Units whose aggregate Outstanding Units constitute voting power not less than the voting requirement sought to be reduced.

17.3.2.          Notwithstanding the provisions of Sections 17.1 and 17.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent except if the same occurs as a result of any amendment approved pursuant to Section 17.3.3, or (ii) enlarge the obligations, restrict in any way any action by or rights of or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the

Managing General Partner or any of its Affiliates without the consent of the Managing General Partner, which may be given or withheld in its sole discretion.

17.3.3.          Except as otherwise provided, and without limitation of the Managing General Partner’s authority to adopt amendments to this Agreement as contemplated in Section 17.1, the Managing General Partner may amend the Partnership Agreement without the approval of holders of Outstanding Units, except that any amendment that would have a material adverse effect on the rights or preferences of any class of Outstanding Partnership Interests in relation to other classes of Partnership Interests must be consented to or approved by the holders of at least a majority of the Outstanding Partnership Interests of the class affected.

17.3.4.          Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 17.1, no amendments shall become effective without the approval of at least 90% of the voting power of the Outstanding Units unless the Partnership obtains an Opinion of Counsel to the effect that (i) such amendment will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Managing General Partner has not made the election contemplated by Section 12.6), and (ii) such amendment will not affect the limited liability of any Limited Partner or any limited partner of BPY under applicable Law; provided, however, that no such opinion shall be required in connection with an election described in Section 12.6 made by the Managing General Partner or in connection with a transfer following such election.

17.3.5.          This Section 17.3 shall only be amended with the approval of not less than 90% of the Outstanding Units.

17.4                                                                        Meetings

17.4.1.          All acts of Limited Partners to be taken hereunder shall be taken in the manner provided in this Article 17. Special meetings of the Limited Partners may be called by the Managing General Partner or by Limited Partners holding greater than 50% or more of the voting power of the Outstanding Partnership Interests of the class or classes for which a meeting is proposed, provided that, for this purpose, the Partnership Interests Outstanding shall not include Partnership Interests owned by the Managing General Partner or any other member of the Brookfield Group. (For the avoidance of doubt, the Special Limited Partner Units and the Redemption-Exchange Units shall not constitute separate classes for this purpose.) Limited Partners shall call a special meeting by delivering to the Managing General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any Laws, governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the Managing General Partner shall send a notice of the meeting to the Limited Partners.

17.4.2.          A meeting shall be held at a time and place (outside of Canada) determined by the Managing General Partner on a date not less than 10 days and not more than 60 days after the mailing of notice of the meeting.  Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the activities and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Limited Partnership Act or the Law of any other jurisdiction in which the Partnership is qualified to conduct activities and affairs.

17.5                                                                        Notice of Meeting

Notice of a meeting called pursuant to Section 17.4 shall be given to the Record Holders of the class or classes of Partnership Interests in writing by mail or other means of written communication in accordance with Section 18.2 and shall include details of any proposal or other matter required by any provision of this Agreement or Law to be submitted for the consideration and approval of the Limited Partners.  The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.  In addition, notices of special meetings pursuant to Section 17.4 shall be delivered, announced and/or published to the extent required for the Partnership to comply with applicable Law.

17.6                                                                        Record Date

For purposes of determining the Limited Partners entitled to notice of and participation in or to vote at a meeting of the Limited Partners or to provide consents or give approvals to any action by the Partnership as provided in Section 17.11 without a meeting as provided in Section 17.10, the Managing General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any applicable Law, in which case the applicable Law shall govern) or (b) in the event that consents or approvals to any action by the Partnership are sought without a meeting, the date by which Limited Partners are requested in writing by the Managing General Partner to provide such consents or approvals.

17.7                                                                        Adjournment

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days.  At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting and/or the new Record Date, as applicable, shall be given in accordance with this Article 17.

17.8                                                                        Quorum

A majority of the Outstanding Units of the class or classes for which a meeting has been called (including Units held by the Managing General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by Limited Partners holding a greater percentage of the voting power of such Units, in which case the quorum shall be such greater percentage.  At any meeting of the Limited Partners, or any class or series thereof, duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners or any class or series thereof, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required.  The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of the voting power of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the Managing General Partner).  In the absence of a quorum, any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of Limited Partners holding at least a majority of the voting power of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the Managing General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 17.7.

17.9                                                                        Conduct of Meeting

The Managing General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of consents or approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 17.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting.  The Managing General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting, in either case including a Partner or a director or officer of the Managing General Partner.  All minutes shall be kept with the records of the Partnership maintained by the Managing General Partner.  The Managing General Partner may make such other regulations consistent with applicable Law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of consents or approvals in writing.

17.10                                                                 Action Without a Meeting

If authorized by the Managing General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if (i) written consent to such action is solicited by or on behalf of the Managing General Partner, and (ii) an approval in writing setting forth the action to be taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted.  Prompt notice of the taking of action by written consent or without a meeting shall be given to the Limited Partners who have not approved in writing.  The Managing General Partner may specify that any written ballot from Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the Managing General Partner.  If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partner, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted.

17.11                                                                 Voting and Other Rights

17.11.1.        Only those holders of Units of the class or series for which a meeting has been called who are Record Holders on the Record Date set pursuant to Section 17.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act.  Notwithstanding the definition of “Limited Partner,” all references in this Agreement to votes, consents or approvals of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes, consents, approvals or acts of the Record Holders of such Outstanding Units.

17.11.2.        Each Outstanding Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of Limited Partners or by written consent, provided that Redemption-Exchange Unitholders will only be entitled to a maximum number of votes in respect of the Redemption-Exchange Units equal to 49% of the total voting power of all Outstanding Units.

17.11.3.        With respect to Units that are held for a Person’s account by another Person, in whose name such Units are registered, such other Person shall, in exercising the voting or consent rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry.  The provisions of this Section 17.11.3 (as well as all other provisions of this Agreement) are subject to the provisions of Section 13.3.

17.11.4.        Notwithstanding anything herein to the contrary, the Redemption-Exchange Units that result from a conversion of LTIP Units and that are held by an officer, director or employee of the Partnership, BPY or any Affiliate of the Partnership or BPY, shall not be entitled to be voted or taken into consideration for purposes of determining consent, in connection with any matters that a Redemption-Exchange Unitholder would otherwise be permitted to vote or provide consent in respect of such Redemption-Exchange Units.

ARTICLE 18
GENERAL PROVISIONS

18.1                                                                        Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

18.2                                                                        Notices

18.2.1.          To the Partnership and Managing General Partner

Any notice, payment demand, request, report or other document required or permitted to be given or made under this Agreement (“Notice”) by a Limited Partner to the Partnership or Managing General Partner shall be given or sent by fax or letter post or by other means of written communication to the address of the Managing General Partner specified below, or at such other address as the Managing General Partner may notify to the Record Holders, in compliance with applicable Laws:

Brookfield Property Partners L.P.

73 Front Street
Hamilton HM 12
Bermuda

Attention:	Secretary
Telecopier number:	441-296-4475

18.2.2.          To the Limited Partners

18.2.2.1           Any Notice by the Managing General Partner or Partnership to a Limited Partner shall, unless otherwise required by applicable Laws, be deemed given or made to the Limited Partner when delivered in person or when sent to the relevant Record Holder by fax, letter post or by other means of written communication at the address described in Section 18.2.2.2 or when provided as set forth in Section 18.2.2.3.

18.2.2.2           Any Notice to be given or made to a Limited Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable Laws, be deemed conclusively to have been fully satisfied, upon sending of such Notice to the Record Holder of the Partnership Interests, at such Person’s address as shown on the records of the Partnership, or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any transfer or otherwise.  An affidavit or certificate of making of any Notice in Section 18.2 executed by the Managing General Partner, Partnership or the mailing organization shall be prima facie evidence of the giving or making of such Notice.  If any Notice addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Partnership or the Partnership is returned by letter post marked to indicate that the relevant postal service is unable to deliver it, such Notice and any subsequent Notices shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Partnership of a change in his address) if they are available for the Limited

Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such Notice to the other Limited Partners.

18.2.2.3           Any Notice to be given or made to a Limited Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give any Notice shall, unless otherwise required by applicable Laws, be deemed conclusively to have been fully satisfied, upon issuing a press release complying with applicable Laws, if deemed by the Managing General Partner in its sole discretion to be a reasonable or appropriate means of providing such Notice.

18.3                                                                        Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

18.4                                                                        Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

MANAGING GENERAL PARTNER: BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

SCHEDULE A

PART I

CLASS A PREFERRED UNITS

1.                                      DESIGNATION

The Class A Preferred Units (as defined below), as a class, shall be designated as Class A Preferred Units. The Class A Preferred Units shall have attached thereto the following rights, privileges, restrictions and conditions.

2.                                      DEFINITIONS

All terms used but not otherwise defined in this Schedule A shall have the meanings assigned to those terms in the Second Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., as amended by the First Amendment to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated as of December 3, 2014. In addition, the following definitions shall be for the purpose of all parts of this Schedule A:

2.1                               “Class A Preferred Unit” means a limited partnership interest in the Partnership having the rights, privileges, restrictions and conditions set forth in this Schedule A.

2.2                               “Junior Securities” means the Redemption-Exchange Units, the Managing General Partner Units, the Special Limited Partner Units (other than with respect to the Equity Enhancement Distribution) and any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks junior to the Class A Preferred Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.3                               “Outstanding Class A Preferred Units” does not include any Outstanding Class A Preferred Unit whose voting power is controlled, directly or indirectly, by BPY, the Partnership, or any Subsidiary of either of them.

2.4                               “Parity Securities” means any Partnership Interest or partnership interest in BPY, in each case, hereafter authorized that pursuant to a written agreement with the Partnership ranks equally with the Class A Preferred Units in the payment of distributions and in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

2.5                               “Senior Securities” means the Special Limited Partner Units (but only with respect to the Equity Enhancement Distributions) and, subject to Section 4.4, any Partnership Interest hereafter authorized that pursuant to a written agreement with the Partnership ranks senior to the Class A Preferred Units in the payment of distributions and/or in the distribution of assets upon the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

3.                                      MANAGING GENERAL PARTNER’S RIGHT TO ISSUE IN ONE OR MORE SERIES

The Class A Preferred Units may be issued at any time or from time to time in one or more series. Before any units of a series are issued, the Managing General Partner shall, subject to Section 4.1, fix the number of units that will form such series and shall determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Units of such series.

4.                                      RANKING

4.1                               The Class A Preferred Units of each series shall rank on parity with the Class A Preferred Units of every other series with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary.

4.2                               The Class A Preferred Units as a class shall rank, with respect to the payment of distributions and in the distribution of the assets in the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary:

4.2.1                     senior to the Junior Securities;

4.2.2                     on parity with any Parity Securities; and

4.2.3                     junior to all indebtedness of the Partnership and any Senior Securities.

4.3                               The Partnership may issue Junior Securities and Parity Securities, from time to time, without the consent of the holders of Class A Preferred Units.

4.4                               The Partnership may issue Senior Securities, from time to time, only with the approval of the holders of a majority of the Outstanding Class A Preferred Units, given as hereinafter specified.

5.                                      VOTING RIGHTS

Except as required by Law or as otherwise provided herein, the holders of the Class A Preferred Units shall not be entitled as such to receive notice of, to attend or to vote at any meetings of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership.

6.                                      AMENDMENT WITH APPROVAL OF HOLDERS OF THE CLASS A PREFERRED UNITS

The rights, privileges, restrictions and conditions attached to the Class A Preferred Units as a class may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Class A Preferred Units, given as hereinafter specified.

7.                                      APPROVAL OF HOLDERS OF THE CLASS A PREFERRED UNITS

7.1                               The approval of the holders of the Class A Preferred Units as a class in respect of any matter requiring the consent of the holders of the Class A Preferred Units as a class may be given in such manner as may then be permitted by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Class A Preferred Units as a class duly called and held for that purpose in accordance with Article 17 or given by resolution signed by holders of Class A Preferred Units as a class in accordance with Article 17.

7.2                               Each Class A Preferred Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Class A Preferred Units or by written consent.

PART II

CLASS A PREFERRED UNITS - SERIES 1

1.                                      DESIGNATION

The first series of Class A Preferred Units shall consist of 24,000,000 preferred limited partnership interests which shall be designated as Class A Preferred Units, Series 1 (hereinafter referred to as the “Series 1 Units”) and shall have attached thereto the rights, privileges, restrictions and conditions set out herein.

2.                                      DEFINITIONS

The following definitions shall be for the purpose of Part II of this Schedule A:

2.1                               “Base Distribution” has the meaning ascribed thereto in Section 4.1.1.

2.2                               “Capital Reorganization” has the meaning ascribed thereto in Section 9.1.5.

2.3                               “Change in Tax Law” means a change in U.S. tax Law or administrative practice (including the issuance of Treasury Regulations in temporary or final form, revenue rulings, notices, and announcements, but in the case of a notice or announcement, only to the extent such notice or announcement indicates an intention to issue Treasury Regulations or a revenue ruling that would result in a change in Law, but excluding any private letter rulings, technical advice memoranda or other non-precedential or non-binding authorities) or a judicial decision.

2.4                               “Closing Price” means the closing sale price or, if no closing sale price is reported, the last reported sale price of the BPY Units on the Securities Exchange on the date of determination, or, if the BPY Units are not then listed on a Securities Exchange, the Closing Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.5                               “Current Market Price” means:

2.5.1                     the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination; or

2.5.2                     if the BPY Units are not then listed on a Securities Exchange, the Current Market Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.6                               “Distribution Payment Dates” has the meaning ascribed thereto in Section 4.1.1.

2.7                               “Equity Securities” means securities carrying the right to participate in earnings to an unlimited degree.

2.8                               “Excess Distribution” means the amount, if any, by which (x) the greater of(i)  the aggregate distributions (including any ordinary and extraordinary distributions) declared in any Quarter on the Exchange Number of BPY Units and (ii)  the aggregate distributions (including any ordinary and extraordinary distributions) paid in any Quarter on the Exchange Number of Redemption-Exchange Units divided by the Exchange Ratio, exceeds (y) the Base Distribution in such Quarter with respect to one Series 1 Unit; provided that the Base Distribution for the period from the Issue Date to December 31, 2014 shall be deemed to be, for the purposes of calculating the Excess Distribution only, $0.39063 per Series 1 Unit.

2.9                               “Excess Distribution Payment” has the meaning ascribed thereto in Section 4.1.2.

2.10                        “Exchange Consideration” has the meaning ascribed thereto in Section 7.2.1.

2.11                        “Exchange Date” has the meaning ascribed thereto in Section 7.2.1.

2.12                        “Exchange Notice” has the meaning ascribed thereto in Section 7.1.

2.13                        “Exchange Number” means 0.97276, subject to adjustment from time to time in accordance with Section 9.

2.14                        “Exchange Preferred Units” has the meaning ascribed thereto in Section 7.1.

2.15                        “Exchange Price” means, for each Series 1 Unit, an amount equal to the Issue Price divided by the Exchange Number, which on the Issue Date is $25.70.

2.16                        “Fair Market Value” means, as at any date:

2.16.1              for a BPY Unit, the Current Market Price; or

2.16.2              for a security listed and posted on a stock exchange (other than a BPY Unit), the volume-weighted average trading price during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination, according to the official price quotations of the stock exchange, provided that, for a security listed and posted on more than one stock exchange, the price quotations used shall be those of the stock exchange on which the greatest volume of trading in the security occurs as determined by the Managing General Partner; or

2.16.3              for any other security or property that is not cash, the fair market value thereof at such date as, determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate; or

2.16.4              for any property that is cash, the amount thereof.

each such determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.17                        “Freely Tradable” means, in respect of shares of capital of any class of any corporation or limited partnership units of any class of any limited partnership, shares or limited partnership units, as the case may be, which can be traded by the holder thereof without any restriction other than pursuant to applicable securities laws.

2.18                        “Initial Holder” means the holder to which all of the Series 1 Units are initially issued on the Issue Date and any Affiliate of such holder who holds Series 1 Units from time to time.

2.19                        “Initial Redemption Date” means December 31, 2017.

2.20                        “Issue Date” has the meaning ascribed thereto in Section 3.1.

2.21                        “Issue Price” means $25.00.

2.22                        “Maturity Date” has the meaning ascribed thereto in Section 5.3.

2.23                        “NYSE” has the meaning ascribed thereto in Section 2.35.

2.24                        “Ordinary BPY Distribution” means a regularly scheduled quarterly distribution, declared and paid on the BPY Units that is not a “special” or “extraordinary” distribution or exceeds a level which is reasonably expected to continue in subsequent Quarters.

2.25                        “Post-Distribution Price” has the meaning ascribed thereto in Section 9.1.3.

2.26                        “Preferred Call Notice” has the meaning ascribed thereto in Section 8.2.1.

2.27                        “Preferred Call Right” has the meaning ascribed thereto in Section 8.1.

2.28                        “Redemption Consideration” has the meaning ascribed thereto in Section 5.1.

2.29                        “Redemption Date” has the meaning ascribed thereto in Section 5.4.1.

2.30                        “Redemption Notice” has the meaning ascribed thereto in Section 5.1.

2.31                        “Redemption Price” means for each Series 1 Unit, an amount equal to the aggregate of:

2.31.1              $25.00 per Series 1 Unit; plus

2.31.2              an amount equal to the full amount of all distributions accrued (whether or not declared) and unpaid on such Series 1 Unit up to (but excluding) the date of payment.

2.32                        “Regulation D” means Regulation D as promulgated by the SEC under the U.S. Securities Act.

2.33                        “Regulation S” means Regulation S as promulgated by the SEC under the U.S. Securities Act.

2.34                        “Reorganization Event” has the meaning ascribed thereto in Section 9.2.1.

2.35                        “Right to Exchange” has the meaning ascribed thereto in Section 7.1.

2.36                        “Right to Redeem” has the meaning ascribed thereto in Section 5.1.

2.37                        “SEC” means the United States Securities and Exchange Commission.

2.38                        “Section 9.1.1 Transaction” has the meaning ascribed thereto in Section 9.1.1.

2.39                        “Securities Exchange” means the New York Stock Exchange (“NYSE”) or, if the BPY Units are not then listed on the NYSE, the stock exchange that the BPY Units are then listed on, provided that, if the BPY Units are listed on more than one stock exchange (neither of which are the NYSE), the “Securities Exchange” shall be the stock exchange on which the greatest volume of trading in the BPY Units occurs.

2.40                        “Series 1 Units” has the meaning ascribed thereto in Section 1.

2.41                        “Specified Fraction” has the meaning ascribed thereto in Section 4.1.3.

2.42                        “Substantial Issuer Bid” has the meaning ascribed thereto in Section 9.1.4.

2.43                        “Transaction Value” has the meaning ascribed thereto in Section 9.2.1.

2.44                        “Transfer Agent” means the Partnership or any transfer agent appointed from time to time to act as registrar and transfer agent for the Series 1 Units.

2.45                        “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2.46                        “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

2.47                        “U.S. Legend” has the meaning ascribed thereto in Section 16.1.

2.48                        “U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act.

2.49                        “U.S. Purchaser Certification” means the U.S. Purchaser Certification in substantially the form of Schedule B to this Part II.

2.50                        “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.51                        “Valuation Period” has the meaning ascribed thereto in Section 9.1.3.

Unless otherwise stated, all references in Part II of this Schedule A to Sections or subsections refer to Sections or subsections of Part II of Schedule A.

3.                                      ISSUE DATE AND CONSIDERATION FOR ISSUE

3.1                               The Series 1 Units shall be dated as of December 3, 2014 (the “Issue Date”); provided however, that distributions on the Series 1 Units shall only accrue from and after January 1, 2015.

3.2                               The consideration for the issue of each Series 1 Unit shall be $25.00.

4.                                      DISTRIBUTIONS

4.1                               Payment of Distributions

4.1.1                     The holders of the Series 1 Units shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a fixed cumulative preferential cash distribution equal to $1.5625 per Series 1 Unit per annum (the “Base Distribution”) less any tax required to be deducted and withheld, payable in lawful money of the United States in equal quarterly amounts on the last day of each of the months of March, June, September and December in each year (the “Distribution Payment Dates”) up to but excluding the applicable Maturity Date. The record date for the payment of the Base Distribution will be the first day of the calendar month during which a Distribution Payment Date falls or such other record date, if any, as may be fixed by the Managing General Partner that is not more than 30 nor less than 10 days prior to such Distribution Payment Date. Any such day will be the record date whether or not such day is a Business Day.

4.1.2                     Subject to Section 4.1.3, if in any Quarter the Excess Distribution is a positive number, the holders of Series 1 Units shall be entitled to receive on the Distribution Payment Date for that Quarter, and the Partnership shall pay thereon, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a further cumulative preferential cash distribution in an amount per Series 1 Unit equal to the Excess Distribution (the “Excess Distribution Payment”) less any tax required to be deducted and withheld. For example, if, in a particular Quarter and assuming no anti-dilution adjustments have occurred, BPY declared a distribution of $0.50 per Unit on the BPY Units, then a holder of Series 1 Units would receive an additional $0.095755 being: ($0.50 multiplied by the Exchange Number (0.97276)) less the quarterly Base Distribution ($1.5625/4) for each Series 1 Unit held.

4.1.3                     Subject to Section 4.1.1, for any period that is less than a full Quarter with respect to any Series 1 Unit (i) that is issued, redeemed, exchanged or purchased during such Quarter or (ii) in respect of which assets of the Partnership are distributed to the holders thereof pursuant to Section 14 during such Quarter, the Base Distribution shall be deemed to accrue on a daily basis and shall be equal to the amount calculated by multiplying the amount that would otherwise be payable for a full Quarter by the Specified Fraction. “Specified Fraction” means a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) during which the Series 1 Unit is in issue and the denominator is the number of days in such Quarter (including the day at the beginning thereof and excluding the Distribution Payment Date at the end thereof).

4.1.4                     The first Distribution Payment Date will be March 31, 2015, and the amount payable on such date will be $0.390625 per Series 1 Unit, being the Base Distribution for the period from January 1, 2015 to March 31, 2015. No Base Distribution shall accrue during the period from the Issue Date to December 31, 2014.

4.1.5                     For so long as Series 1 Units remain issued and outstanding, if the distributions are not paid in full (or declared and a sum sufficient for the full payment is not so set apart) on any Distribution Payment Date on the Series 1

Units and any Parity Securities, distributions declared on the Series 1 Units and such Parity Securities shall only be declared pro rata based upon the respective amounts that would have been paid on the Series 1 Units and such Parity Securities had dividends been declared and paid in full.

4.1.6                     The holders of the Series 1 Units shall not be entitled to any distributions other than or in excess of the Base Distribution and the Excess Distribution Payment. For greater certainty, nothing in this Section 4.1.6 shall prevent holders of Series 1 Units from participating in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4, solely at the discretion of the Partnership and subject to TSX approval, as if they had exchanged their Series 1 Units immediately prior to the effective date or record date of the event.

4.2                               Cumulative Payment of Distributions

If on any Distribution Payment Date, the Base Distribution or the Excess Distribution Payment accrued to such date is not paid in full on all of the Series 1 Units then Outstanding, such distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner.

4.3                               Method of Payment

All Base Distributions and Excess Distribution Payments shall be paid by the Partnership directly or through the Transfer Agent or through any other Person or agent to the holders of Series 1 Units according to their holdings as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of assignment or otherwise.

5.                                      REDEMPTION

5.1                               Optional Redemption

Subject to the right of the holders of the Series 1 Units to require the Partnership to exchange any or all of the Series 1 Units in accordance with Section 7 and subject to Section 7.3, the Partnership may, upon giving notice in writing as hereinafter provided (the “Redemption Notice”) at its option at any time commencing on the Initial Redemption Date and prior to the Maturity Date provided that the Current Market Price determined on the Business Day preceding the date on which the Redemption Notice is given is not less than 125% of the Exchange Price, redeem all, or from time to time any part, of the then Outstanding Series 1 Units (the “Right to Redeem”) by payment to the holders of such Series 1 Units an amount for each Series 1 Unit so redeemed equal to the Redemption Price (less any tax required to be deducted and withheld). Payment of the Redemption Price will be satisfied in full by the Partnership causing to be delivered, for each Series 1 Unit being redeemed, (x) such number of Freely Tradable BPY Units obtained by dividing the Issue Price by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Series 1 Unit (together, the “Redemption Consideration”; provided that for purposes of Section 5.3 the Current Market Price will be determined on the Business Day preceding the Maturity Date). Notwithstanding anything contained herein to the contrary, the Partnership shall not redeem any of the Series 1 Units under this Section 5.1 at any time that the BPY Units are not listed on the NYSE, TSX or other national securities exchange in the United States or Canada.

5.2                               Partial Redemption

In case only a part of the Series 1 Units is to be redeemed at any time, the Series 1 Units to be redeemed shall be selected pro rata from the holders of the Series 1 Units in proportion to the number of Series 1 Units held by such holders, by lot or some other method as the Managing General Partner in its sole discretion determines to be fair and equitable.

5.3                               Mandatory Redemption

Subject to 7.3, on December 31, 2021 (the “Maturity Date”), if such Series 1 Units have not been exchanged, redeemed or purchased by the Partnership, the Partnership shall redeem the then Outstanding Series 1 Units by payment to each applicable holder of the Series 1 Units, of the Redemption Price (less any tax required to be deducted and withheld) in the form of the Redemption Consideration.

5.4                               Method of Redemption

5.4.1                     The Partnership shall, at least 30 days and not more than 60 days before the Maturity Date or any other date fixed for redemption (the “Redemption Date”), send or cause to be sent to the holders of the Series 1 Units to be redeemed a Redemption Notice setting out: (i) that the Partnership’s Right to Redeem has been exercised or that the Maturity Date is up-coming; (ii) the number of the Series 1 Units held by the holder to whom it is addressed which are to be redeemed; (iii) the Redemption Price; (iv) the Redemption Date; (v) the formula for determining the Redemption Price; (vi) that upon presentation and surrender of the certificates or book-entry shares for the Series 1 Units to be redeemed, the holders of such Series 1 Units will obtain payment as specified in Section 5 in respect of the Series 1 Units being redeemed, specifying where the payment (in the form of the Redemption Consideration) will be available for pick up, and that, if requested in writing by a holder of Series 1 Units and provided that commercial courier service is available in respect of the relevant destination, such payment will be delivered to such holders by courier at the holder’s expense; and (vii) any other matters the Partnership may deem appropriate.

5.4.2                     On the Redemption Date, subject to Section 7.3, the Partnership shall make available or, if requested by the holder, cause to be delivered to each holder of Series 1 Units to be redeemed the Redemption Price (in the form of the Redemption Consideration) upon presentation and surrender of the certificate or certificates or book-entry share or shares for such Series 1 Units at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership in the Redemption Notice, together with such other documents and instruments as may be required to effect a transfer of Series 1 Units under the Limited Partnership Act and the Agreement. The Partnership will: (i) make the aggregate Redemption Price for Series 1 Units held by a holder available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified by the Partnership in the Redemption Notice, on the Redemption Date; or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the aggregate Redemption Price payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable on or after the Redemption Date or such later date as the holder may request. On and after the Redemption Date, the holders of the Series 1 Units called for redemption will cease to be holders of the Preferred Units to be redeemed and will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, and will not be entitled to receive any distributions in respect thereon (including to avoid double payment distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 1 Units on a record date for the payment of a distribution), unless payment of the aggregate Redemption Price deliverable to a holder for Series 1 Units is not be made upon presentation and surrender of the holder’s Series 1 Units in accordance with the foregoing provisions, in which case the rights of the holder will remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. In the case of a redemption pursuant to Section 5.1, if only a part of the Series 1 Units represented by any certificate or book-entry share is redeemed, a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 1 Units at the expense of the Partnership.

5.4.3                     No fractional BPY Units shall be delivered in connection with the delivery of the Redemption Consideration on the Redemption Date in accordance with this Section 5, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, if the redemption is pursuant to Section 5.1 or the Business Day preceding the Maturity Date, if the redemption is pursuant to Section 5.3).

5.4.4                     The Partnership will have the right at any time after the sending of the Redemption Notice to deposit or cause to be deposited any cash portion of the Redemption Consideration in a custodial account with any chartered bank or trust company in Canada named in the Redemption Notice and any interest allowed on such deposit will belong to the Partnership. Provided that the cash portion of the Redemption Consideration has been so deposited prior to the Redemption Date and that the remaining portion of the total Redemption Consideration has otherwise been paid in accordance with Section 5.4.2, on and after the Redemption Date, the Series 1 Units will be redeemed and the rights of the holders thereof after the Redemption Date will be limited to receiving their proportionate part of the total Redemption Price for such Series 1 Units so deposited, against presentation and surrender of the said certificates or book-entry shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Series 1 Units will thereafter be considered and deemed for all purposes to be holders of the BPY Units delivered to them. Any funds so deposited which remain unclaimed on the date which is two years from the Redemption Date shall be forfeited to the Partnership and paid over to or as directed by the Partnership and the former holders of the Series 1 Units shall thereafter have no right to receive their respective entitlement to the Redemption Price.

6.                                      PURCHASE FOR CANCELLATION

Subject to the provisions of Section 10, the Partnership may purchase for cancellation at any time all or from time to time the whole or any part of the Outstanding Series 1 Units. Series 1 Units so purchased shall be cancelled.

7.                                      EXCHANGE OF SERIES 1 UNITS

7.1                               Exchange at Option of Holder

Notwithstanding the delivery of a Redemption Notice and subject to applicable Laws, a holder of the Series 1 Units shall have the right (“Right to Exchange”), exercisable at any time and from time to time, to require the Partnership to exchange any or all of the Series 1 Units registered in the name of such holder for consideration per Series 1 Unit equal to the Exchange Number of Freely Tradable BPY Units plus all accrued (whether or not declared) and unpaid cash distributions on such Series 1 Units (less any tax required to be deducted and withheld), which will be satisfied by the Partnership causing to be delivered to such holder the Exchange Consideration on the Exchange Date. The holder must give notice of a requirement to exchange by presenting and surrendering at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Series 1 Units from time to time the certificate or certificates or book-entry share or shares representing the Series 1 Units that the holder desires to have the Partnership exchange, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, together with such other documents and instruments as may be required to effect a transfer of Series 1 Units under the Limited Partnership Act, the Agreement, together with a duly executed statement (the “Exchange Notice”) in the form of Schedule A to this Part II or in such other form as may be acceptable to the Partnership specifying that the holder desires to have all or any number specified therein of the Series 1 Units represented by such certificate or certificates or book-entry shares or shares (the “Exchange Preferred Units”) exchanged by the Partnership; provided that the Exchange Notice must be delivered prior to the close of business on the earlier of: (i) the Maturity Date; and (ii) the Business Day preceding any applicable Redemption Date.

7.2                               Method of Exchange

7.2.1                     In the case of an exchange of Series 1 Units under this Section 7, upon receipt by the Partnership or the Transfer Agent in the manner specified in Section 7.1 of a certificate or book-entry share representing the number of Series 1 Units which the holder desires to have the Partnership exchange, together with an Exchange Notice, the Partnership will exchange the Exchange Preferred Units effective at the close of business on the fifth Business Day following the date of the Exchange Notice (the “Exchange Date”). Payment for the Exchange Preferred Shares will be satisfied in full by the delivery of, for each Exchange Preferred Unit, (x) the Exchange Number of Freely Tradable BPY Units, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Exchange Preferred Unit (together, the “Exchange Consideration”). The Partnership shall satisfy its obligation to deliver the Exchange Consideration by, on the Exchange Date, (i) making the aggregate Exchange Consideration available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Maturity Notice, Redemption Notice or Exchange Notice, as applicable; or (ii) at the written request of such holder pursuant to the Exchange Notice and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, delivering or causing to be delivered the Exchange Consideration to the relevant holder at the address specified in the holder’s Exchange Notice. If only a part of the Series 1 Units represented by any certificate or book-entry share is exchanged a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 1 Units at the expense of the Partnership.

7.2.2                                             On and after the close of business on the Exchange Date, the holder of the Exchange Preferred Units will cease to be a holder of such Exchange

Preferred Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Exchange Consideration, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Exchange Preferred Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 1 Units in accordance with the foregoing provisions, payment of the aggregate Exchange Consideration to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Exchange Consideration has been delivered in the manner hereinbefore provided. On and after the close of business on the Exchange Date, provided that presentation and surrender of the holder’s Series 1 Units and payment of such aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Exchange Preferred Units so exchanged by the Partnership will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder.

7.2.3                                             Notwithstanding any other provision of this Section 7 if:

(i)                                     the exercise of the rights of the holders of the Series 1 Units to require the Partnership to exchange any Series 1 Units pursuant to this Section 7 on any Exchange Date would require listing approval or any similar document to be issued in order to obtain the approval of the TSX and/or the NYSE to the listing and trading (subject to official notice of issuance) of the BPY Units that would be required to be delivered to such holders of Series 1 in connection with the exercise of such rights; and

(ii)                                  as a result of (i) above, it would not be practicable (notwithstanding the reasonable endeavours of BPY) to obtain such approvals in time to enable all or any of such Units to be admitted to listing and trading by the TSX and/or the NYSE (subject to official notice of issuance) when so delivered, the Exchange Date will, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Exchange Notice, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 7.2.3(i) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Exchange Notice is received by the Partnership, and references in this Section 7 to such Exchange Date will be construed accordingly.

7.2.4                                             No fractional BPY Units shall be delivered in connection with the delivery of the Exchange Consideration on the Exchange Date in accordance with this Section 7, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Exchange Date).

7.3                               Automatic Exchange

If on the Business Day preceding any Redemption Date the value of the Exchange Number of BPY Units to be received by a holder of the Series 1 Units upon exercise of the Right to Exchange for one Series 1 Unit (which value shall be determined using the Current Market Price determined on the Business Day preceding the Redemption Date) exceeds the Issue Price, the holder shall be deemed to have exercised the Right to Exchange with respect to all of such holder’s Series 1 Units to be redeemed on the Redemption Date, unless the holder provides written notice to the Partnership prior to such Business Day specifying that the Series 1 Units are not to be so exchanged.

8.                                      PREFERRED CALL RIGHT

8.1                               Preferred Call Right

At any time the Partnership is required to make available or deliver BPY Units to the holder of Series 1 Units, BPY shall have the right (the “Preferred Call Right”) to acquire all (but not less than all) the Series 1 Units (and all rights in respect thereof, including rights to declared but unpaid distributions) to be redeemed, pursuant to Section 5, or exchanged, pursuant to Section 7, in consideration for the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable.

8.2                               Exchange of Series 1 Units for BPY Units

8.2.1                     The Partnership shall notify BPY of each Redemption Date and Exchange Date, at least four Business Days prior to such date. At any time within two Business Days from the date of BPY’s receipt of such notice, BPY may elect to exercise the Preferred Call Right and shall give written notice to the Partnership and to the holder of the Series 1 Units of such election (the “Preferred Call Notice”). The Preferred Call Notice shall contain all relevant information, and shall be presented together with all related certificates, book-entry shares and documents that the Partnership may reasonably require or as may be required by applicable Law to effect the Preferred Call Right.

8.2.2                     If BPY exercises its Preferred Call Right, on the Redemption Date or Exchange Date, as applicable, the holder will deliver to BPY the certificate or certificates or book-entry share or shares representing the Series 1 Units being sold pursuant to the Preferred Call Right on such date, together with such other documents and instruments as may be required to effect a transfer of Series 1 Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent, the Partnership and BPY may reasonably require. Concurrently with such delivery, BPY shall (i) make the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable, available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Redemption Notice or Exchange Notice, as applicable, or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the consideration payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable after the Redemption Date or Exchange Date, as applicable, or such later date as the holder may request. The BPY Units issued to the holder of the Series 1 Units shall be duly issued, fully paid and non-assessable, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. Other than as specifically contemplated in the Agreement, the BPY Units issued to any holder of Series 1 Units pursuant to Section 8.2.1 will be issued in accordance with the BPY Partnership Agreement.

8.2.3                     On and after the close of business on the Redemption Date or Exchange Date, as applicable, the holder of the Series 1 Units acquired by BPY will cease to be a holder of such Series 1 Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Redemption Consideration or Exchange Consideration, as applicable, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 1 Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 1 Units in accordance with the foregoing provisions, payment of the aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, has been delivered in the manner hereinbefore provided. On and after the close of business on the Redemption Date or Exchange Date, as applicable, provided that presentation and surrender of the holder’s Series 1 Units and payment of such aggregate Redemption Consideration or aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Series 1 Units acquired by BPY will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder, and BPY shall thereafter be considered and deemed for all purposes to be a holder of the Series 1 Units and shall receive the full amount of any distributions declared but unpaid as of such date.

8.2.4                     The Managing General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of such Series 1 Units, including the registration of such transfer in the Partnership’s register of Limited Partners and by issuing such Series 1 Units in the name of BPY representing the Series 1 Units transferred to BPY in accordance with this Section 8.2, without expense to BPY.

8.2.5                     If only a part of the Series 1 Units represented by any certificate or book-entry share is purchased by BPY pursuant to its Preferred Call Right a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 1 Units at the expense of the Partnership.

8.2.6                     No fractional BPY Units shall be delivered in connection with the exercise of the Preferred Call Right, but in lieu thereof, BPY shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Redemption Date or Exchange Date, as applicable).

8.3                               Exchange of Series 1 Units for Managing General Partner Units

Immediately following BPY’s purchase of Series 1 Units, BPY shall exchange such Series 1 Units for (i) that number of Managing General Partner Units equal to the number of BPY Units included in the Redemption Consideration or the Exchange Consideration, as applicable, and (ii) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions on such Series 1 Units, less any tax required to be deducted and withheld. In addition to any other Units previously held by BPY, BPY will be considered and deemed for all purposes to be the holder of the number of Managing General Partner Units equal to the number of Series 1 Units exchanged pursuant to the Preferred Call Right.

8.4                               Delegation of Rights and Obligations

BPY may designate another member of the BPY Group to exercise its rights (to deliver the Exchange Consideration or the Redemption Consideration, as applicable) in this Section 8.

9.                                      ADJUSTMENTS

9.1                               Adjustment upon Consolidation, Subdivision, Distributions or Repurchases

9.1.1                     If BPY shall, after the Issue Date (i) fix a record date for the payment of a stock distribution or the making of a distribution with respect to BPY Units in BPY Units to all or substantially all of the holders of the BPY Units, (ii) subdivide or redivide the BPY Units into a greater number of units, or (iii) reduce, combine or consolidate the BPY Units into a smaller number of units (any of such events in clauses (i), (ii) and (iii) being herein called a “Section 9.1.1 Transaction”), then, in any such event, the Exchange Number shall be adjusted, effective immediately after the record date in the case of clause (i) or the effective date in the case of clauses (ii) and (iii), so that each holder of the Series 1 Units shall thereafter be entitled to receive upon exchange of Series 1 Units pursuant to the Right to Exchange, the number of the Freely Tradable BPY Units which such holder would have owned or been entitled to receive immediately following any Section 9.1.1 Transaction had such Series 1 Units been exchanged immediately prior to the record date in the case of clause (i) or the effective date in the case of clauses (ii) or (iii), such adjustment to be made such that the applicable number will equal the number determined by multiplying the Exchange Number in effect immediately prior to the record date or the effective date, as the case may be, by a fraction, the numerator of which shall be the number of BPY Units outstanding immediately after giving effect to, and solely as a result of, such Section 9.1.1 Transaction and the denominator of which shall be the number of BPY Units outstanding immediately prior to the effectiveness of the Section 9.1.1 Transaction.

9.1.2                     If BPY shall, after the Issue Date, fix a record date for the issue of options, rights or warrants to all or substantially all of the holders of the BPY Units entitling them for a period up to 45 days from the date of issuance of such options, rights or warrants to subscribe for or purchase BPY Units or securities convertible or exchangeable into BPY Units at a price per unit (or having a conversion or exchange price per unit) less than the Current Market Price on the earlier of such record date and the date on which BPY publicly announces its intention to make such issuance, then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units offered for subscription or purchase pursuant to such options, rights or warrants and the denominator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units which the aggregate offering price of the total number of BPY Units so offered for subscription or purchase pursuant to such options, rights or warrants would purchase at such Current Market Price, which shall be determined by multiplying such total number of units by the exercise price of such options, rights or warrants and dividing the product so obtained by such Current Market Price. To the extent that such options, rights or warrants expire without being exercised (or such convertible or exchangeable securities expire without being converted or exchanged), the Exchange Number shall be readjusted to the number which would then be in effect had such adjustments for the issuance of such options, rights or warrants been made upon the basis of only the number of BPY Units actually delivered.

9.1.3                     If BPY shall, after the Issue Date, fix a record date for the making of a distribution to all or substantially all of the holders of the BPY Units of (i) Partnership Interests other than the BPY Units; (ii) rights, options or warrants to subscribe for or purchase any of its securities (other than those referred to in Section 9.1.2); or (iii) cash, evidence of indebtedness, securities, non-cash dividends not otherwise made the subject of adjustments pursuant to this Section 9 or other property or assets (other than cash distributions that constitute Ordinary BPY Distributions, distributions paid in lieu of Ordinary BPY Distributions or that portion of cash distributions to holders of BPY Units resulting in holders of the Series 1 Units receiving an Excess Distribution Payment), then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the Current Market Price as at the earlier of such record date and the date on which BPY publicly announces its intention to make such distribution and the denominator of which shall be such Current Market Price less the Fair Market Value, as of such record date of the portion of the shares, cash, evidence of indebtedness, securities or other property or assets so distributed or of such rights, options or warrants which are applicable to one BPY Unit.

If the transaction that gives rise to an adjustment pursuant to this Section 9.1.3 is one pursuant to which the distribution or the making of a distribution with respect to the BPY Units consists of units, shares or other similar equity interests in, a Subsidiary or other business unit of BPY (e.g. a spin-off) or consists of any other securities, that are, or when issued, will be, traded on a securities exchange or quoted on a quotation facility in Canada, the United States or elsewhere, then, in any such event, the Exchange Number shall be adjusted, effective immediately after such record date, so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the volume-weighted average trading price of the shares, similar equity interests or other securities distributed to holders of BPY Units applicable to one BPY Unit over each of the 20 consecutive trading days commencing on and including the trading day after the date on which

“ex-distribution trading” commences for such units, shares, similar equity interests or other securities on the principal exchange or other market on which they are listed, quoted or traded (the “Valuation Period”) plus the volume-weighted average trading price of the BPY Units over the Valuation Period (the “Post-Distribution Price”), and the denominator of which shall be the Post-Distribution Price.

To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed expire without being exercised, the Exchange Number shall be readjusted to the number which would then be in effect if such record date had not been fixed or to the number which would then be in effect based upon such shares, cash, evidence of indebtedness, securities or other property or assets actually distributed or based upon the number of securities actually delivered upon the exercise of such rights, options or warrants, as the case may be.

9.1.4                     If BPY or any of its Subsidiaries shall, after the Issue Date, successfully complete a tender or exchange offer or substantial issuer bid (collectively, “Substantial Issuer Bid”) for the BPY Units where the cash and the value of any other consideration included in the payment per BPY Unit exceeds the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the ten trading day period following the expiration of the Substantial Issuer Bid, then the Exchange Number shall be adjusted effective immediately after the expiration of the Substantial Issuer Bid so that it will equal the number determined by multiplying the Exchange Number in effect immediately prior to the expiration of the Substantial Issuer Bid by a fraction, the numerator of which shall be the aggregate Fair Market Value payable in the Substantial Issuer Bid, plus the product of the volume-weighted average trading price of the BPY Units over each of the 20 consecutive trading days commencing on and including the fifth trading day after the expiration of the Substantial Issuer Bid by the number of BPY Units outstanding immediately after the expiration of the Substantial Issuer Bid (after giving effect to the purchase of all BPY Units accepted for purchase or exchange in the Substantial Issuer Bid), and the denominator of which shall be the Closing Price on the trading day immediately succeeding the expiration of the Substantial Issuer Bid multiplied by the number of BPY Units outstanding immediately prior to the expiration of the Substantial Issuer Bid, including any BPY Units purchased. In the event that BPY, or one of its Subsidiaries, is obligated to purchase BPY Units pursuant to any such Substantial Issuer Bid, but BPY, or such Subsidiary, is permanently prevented by applicable Law from effecting any such purchases, or all such purchases are rescinded, then the Exchange Number shall be readjusted to be such Exchange Number that would then be in effect if such Substantial Issuer Bid had not been made.

9.1.5                     If there is any reclassification of the BPY Units at any time outstanding or any change of the BPY Units, in either case, solely into other Equity Securities of BPY or a successor to BPY (including as a result of an amalgamation, arrangement, merger or similar transaction) (any such reclassification or change being called a “Capital Reorganization”), then each holder of a Series 1 Unit in respect of which the Right to Exchange or Right to Redeem is exercised or in respect of which payment is due on the Maturity Date, in any case following the effective date of such Capital Reorganization, will be entitled to receive, and shall accept, in lieu of the BPY Units to which such holder was theretofore entitled upon such exercise, the kind of Freely Tradable Equity Securities which such holder would have been entitled to receive immediately following such Capital Reorganization had such holder been the registered holder of the BPY Units to which such holder was entitled immediately prior to such Capital Reorganization. For the purpose of determining the number of such Equity Securities resulting from such Capital Reorganization to which each such holder is entitled, and must accept, and for all other purposes of Part II of this Schedule A, each reference to BPY Units shall be deemed to be a reference to Equity Securities of the kind and number into which the BPY Units have been reclassified or changed resulting from such Capital Reorganization.

9.1.6                     For purposes of this Section 9.1 all distributions of BPY Units (or securities convertible into or exchangeable for BPY Units), other securities, or other assets or property shall be deemed to occur at 5:00 p.m. (Toronto time) on the record date.

9.1.7                     All adjustments to the Exchange Number shall be calculated to the nearest 1/10,000th of a BPY Unit (or if there is not a nearest 1/10,000th of a unit, to the next lower 1/10,000th of a unit).

9.1.8                     No adjustment in the Exchange Number shall be made in respect of any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 if the holders of the Series 1 Units are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exchanged their Series 1 Units immediately prior to the effective date or record date of the event, as applicable, or, in the case of an event described in Section 9.1.3, to the extent that the holders of the Series 1 Units received an Excess Distribution Payment in respect of such event. For greater certainty, the holders of the Series 1 Units shall be entitled to participate in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 as if they had exchanged their Series 1 Units immediately prior to the effective date or record date of the event solely at the discretion of the Partnership and subject to TSX approval, provided that if the holders of Series 1 Units do not participate in any such event, the Exchange Number shall be adjusted as set forth in in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4.

9.1.9                     No adjustment in the Exchange Number shall be required: (i) upon the issuance of BPY Units, other securities, property or assets by way of distribution in lieu of an Ordinary BPY Distribution to all or substantially all of the holders of the BPY Units; (ii) upon the issuance of any BPY Units pursuant to any present or future customary plan providing for the reinvestment of distributions or interest payable on interests of BPY and the investment, at market prices, of additional optional amounts in the BPY Units under any such plan; (iii) upon the repurchase of BPY Units pursuant to a normal course issuer bid;

(iv) upon the issuance of any BPY Units or options or rights to purchase those BPY Units pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by BPY or any of its Subsidiaries or other Affiliates; (v) upon the issuance of any BPY Units pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date; and (vi) upon the issuance of any BPY Units or any other security of BPY in connection with acquisitions of assets or securities of another person, including with respect to any consolidation, amalgamation, arrangement, merger or similar transaction.

9.1.10              Notwithstanding any other provision herein, no adjustment shall be made in respect of an event otherwise requiring an adjustment under this Section 9.1 except to the extent such event is actually consummated.

9.1.11              If any event occurs that would trigger an adjustment in the Exchange Number pursuant to this Section 9 under more than one subsection hereof, such event, to the extent taken into account in any adjustment, shall not result in any other adjustment hereunder.

9.1.12              After adjustment in the Exchange Number pursuant to this Section 9, any subsequent event requiring an adjustment under this Section 9 shall cause an adjustment to such Exchange Number as so adjusted.

9.2                               Adjustment upon Reorganization Event

9.2.1                     In the event of (i) any consolidation, amalgamation, arrangement, merger or similar transaction of BPY, or of a successor to BPY, which does not result in holders of the BPY Units receiving solely Equity Securities of BPY or one or more successors to BPY, (ii) a take-over bid or similar transaction which results in not less than 90% of the outstanding BPY Units being owned by a single Person or group of Persons acting jointly or in concert, or (iii) any sale, lease or other disposition involving all or substantially all of the assets of BPY (any such event being herein referred to as a “Reorganization Event”), each

Series 1 Unit Outstanding immediately prior to the Reorganization Event shall, without the consent of the holders of the Series 1 Units, remain outstanding, but the definition of “Exchange Consideration” will be adjusted to provide that each holder of the Series 1 Unit, upon exchange of the Series 1 Units pursuant to the Right to Exchange, will receive, with respect to each Series 1 Unit held, cash in an amount equal to the product of the Exchange Number and the Transaction Value. For this purpose, “Transaction Value” means (x) for any cash received in any such Reorganization Event, the amount of cash received per BPY Unit, (y) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such property received per BPY Unit, and (z) for any securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such securities received per BPY Unit, determined, in the case of each of clauses (y) and (z) as of the Exchange Date. Notwithstanding the foregoing, in lieu of delivering cash as provided above, the Partnership may at its option deliver an equivalent value of securities or other property received in such Reorganization Event, determined in accordance with clause (y) or (z) above, as applicable. The kind and amount of securities into which the Series 1 Units shall be so exchangeable at the election of the Partnership after a Reorganization Event shall be subject to adjustment as described in Section 9.1 mutatis mutandis following the date of completion of such Reorganization Event.

9.2.2                     The foregoing adjustments will be made successively whenever any Reorganization Event may occur.

9.3                               Notice of Adjustments and Certain Other Events

9.3.1                     Whenever the Exchange Number is adjusted as herein provided, the Partnership shall, as soon as practicable, compute the new Exchange Number and give notice to the holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Number was calculated.

9.3.2                     As soon as practicable after BPY publicly announces that any of the events which could result in an adjustment pursuant to Section 9.1 or 9.2 has occurred, or will occur, then the Partnership shall as soon as practicable deliver to the holders of the Series 1 Units a notice stating (x) the record date as of which the holders of the BPY Units to be entitled to such dividend, issue or distribution are to be determined, or (y) the date on which such Section 9.1.1 Transaction, Capital Reorganization, Reorganization Event, or other action is expected to become effective.

10.                               CERTAIN RESTRICTIONS

So long as any of the Series 1 Units are outstanding, the Partnership shall not, without the approval of the holders of the Series 1 Units as a series, given as specified in Section 13:

(i)                                     declare, pay or set aside for payment any distributions in respect of the Junior Securities;

(ii)                                  call for redemption, redeem, purchase or otherwise pay off or retire for value any Junior Securities; or

(iii)                               make any payments pursuant to Section 5.2.4 of the Agreement;

provided that the restrictions set out in Sections 10(i), (ii) and (iii) will not apply if (x) all accrued and unpaid Base Distributions and Excess Distributions on the Outstanding Series 1 Units have been declared and paid or set aside for payment in full for all periods prior to the existing Quarter and (y) the regular record date for the existing Quarter has passed, the Base Distribution and any Excess Distributions on the Outstanding Series 1 Units have been declared in full for the existing Quarter; and provided, further, the restrictions set out in Section 10(ii) will not apply to the purchase of fractional interests in Junior Securities pursuant to the conversion or exchange provisions of such Junior Securities or the security being converted or exchanged.

11.                               VOTING RIGHTS

Except as required by Law or as otherwise provided herein, the holders of the Series 1 Units shall not be entitled as such to receive notice of, to attend or to vote at any meetings of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership.

12.                               AMENDMENT WITH APPROVAL OF HOLDERS OF THE SERIES 1 UNITS

The rights, privileges, restrictions and conditions attached to the Series 1 Units may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Series 1 Units, given as hereinafter specified.

13.                               APPROVAL OF HOLDERS OF THE SERIES 1 UNITS

13.1                        The approval of the holders of the Series 1 Units as a series in respect of any matter requiring the consent of the holders of the Series 1 Units as a series may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Series 1 Units as a series duly called and held for that purpose in accordance with Article 17 of the Agreement or given by resolution signed by holders of Series 1 Units as a series in accordance with Article 17 of the Agreement.

13.2                        Each Series 1 Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Series 1 Units or by written consent.

14.                               LIQUIDATION, DISSOLUTION OR WINDING-UP

14.1                        In the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 13.2.2 of the Agreement, the holders of the Series 1 Units shall be entitled to receive, from the assets of the Partnership, a sum equal to the Issue Price for each Series 1 Unit held by them respectively, plus an amount equal to all distributions accrued (whether or not declared) and unpaid thereon up to (but excluding) the date of payment, less any tax required to be deducted and withheld, the whole before any distribution of any part of the assets of the Partnership among the holders of any Junior Securities. After payment to the holders of the Series 1 Units of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Partnership. Notwithstanding anything contained herein to the contrary, the Partnership shall, to the extent practicable, provide 30 days’ prior written notice to allow any holders of the Series 1 Units to exercise such holders’ Right to Exchange prior to liquidation.

14.2                        In the event the assets of the Partnership available for distribution to holders of Partnership Interests upon any dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all of the Outstanding Series 1 Units and the corresponding amounts payable on any Parity Securities, the holders of the Series 1 Units and the holders of such Parity Securities shall share ratably in any distribution of assets of the Partnership in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

15.                               TAX MATTERS

15.1                        Guaranteed Payments

15.1.1              Each of the Base Distribution and the Excess Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of

Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires treatment other than as a guaranteed payment for U.S. federal income tax purposes. The Managing General Partner shall notify the holders of the Series 1 Units of any such intention to change such treatment and shall cooperate in good faith with the holders of the Series 1 Units to resolve any disputes regarding such change in treatment.

15.1.2              For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under Section 15.1.1 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

15.2                        U.S. Withholding Tax

Notwithstanding anything to the contrary herein, the Partnership shall withhold no U.S. federal income tax (including under Chapter 3, Chapter 4 or Chapter 61 of the Code) nor any U.S. state or local tax in respect of any Base Distribution or Excess Distribution, whether paid or accrued, or any other distribution on Series 1 Units (including in redemption), except for tax required to be withheld as a result of (i) a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires such withholding or (ii) the failure of any holder of Series 1 Units to timely deliver to the Partnership a valid, properly executed IRS Form W-8BEN-E, IRS Form W-9, or such other form as may be required under applicable Law as a precondition to exemption or reduction from such withholding; provided, however, that the Managing General Partner shall have no liability to the Partnership or any holder of Series 1 Units for any failure to request or obtain such form from any holder of Series 1 Units or for withholding or failing to withhold in respect of any holder of Series 1 Units who has not furnished such form to the Managing General Partner.

Notwithstanding the foregoing, in no event shall the Managing General Partner withhold pursuant to clause (ii) of this Section 15.2 any such amounts in respect of any Base Distribution or Excess Distribution to the Initial Holder, unless the Managing General Partner has given advance written notice (at least 10 days prior to withholding any amounts) to the Initial Holder that such certificate is required to be provided.

15.3                        Classification of Series 1 Units as Equity

Each of the Managing General Partner, the Partnership, and the holders of the Series 1 Units shall treat the Series 1 Units as equity for all U.S. federal, state, and local income tax purposes, and neither the Managing General Partner, the Partnership, nor any holder of Series 1 Units shall take any position on any U.S. federal, state, or local income or franchise tax return that is inconsistent with such treatment, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires different reporting and treatment.

16.                               LEGENDS AND CERTIFICATIONS

16.1                        The Series 1 Units and BPY Units have not been, and will not be, registered under the U.S. Securities Act or applicable securities laws of any state of the United States. Each certificate representing BPY Units originally issued to, or for the account or benefit of, a U.S. Person or a person in the United States, and each certificate representing the BPY Units issued in exchange therefor or in substitution thereof, shall bear the following legend (the “U.S. Legend”) until such time as the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF BROOKFIELD PROPERTY

PARTNERS L.P. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S TRANSFER AGENT AND THE COMPANY AND, IF SO REQUIRED BY THE COMPANY’S TRANSFER AGENT, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,

provided that if BPY is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act at the time such BPY Units are being sold, and such BPY Units are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, the U.S. Legend may be removed by providing a declaration to the transfer agent for the BPY Units in the form set out in Schedule C to this Part II (or as BPY may reasonably prescribe from time to time) and, if requested by BPY, the Property Partnership, the Transfer Agent or the transfer agent for the BPY Units, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to such requesting party, as applicable, to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and provided, further, that, if any BPY Units are being sold otherwise than in accordance with Rule 904 of

Regulation S under the U.S. Securities Act and other than to BPY, the legend may be removed by delivery to the transfer agent for the BPY Units and BPY of an opinion of counsel, of recognized standing reasonably satisfactory to the BPY and the transfer agent for the BPY Units, that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws.

The transfer agent for the BPY Units shall be entitled to request any other document that it may require in accordance with its internal policies for removal of the legend set forth above.

16.2                        In connection with any redemption or exchange of Series 1 Units, in each case as set forth herein, a holder of Series 1 Units subject to such redemption or exchange who is a person in the United States, a U.S. Person, or a person requesting delivery of the BPY Units issuable upon such redemption or exchange in the United States must provide (a) a completed and executed U.S. Purchaser Certification or (b) an opinion of counsel of recognized standing in form and substance reasonably satisfactory to BPY and BPY’s transfer agent that the issuance of BPY Units pursuant to such redemption or exchange is exempt from the registration requirements of applicable securities laws of any state of the United States and the U.S. Securities Act.

17.                               UNISSUED OR REACQUIRED UNITS

Series 1 Units not issued or that have been issued and exchanged, redeemed or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

18.                               NO SINKING FUND

Series 1 Units are not subject to the operation of a sinking fund.

19.                               PREEMPTION

Holders of Series 1 Units shall not have any rights of preemption with regard to any Partnership Interests.

SCHEDULE A

EXCHANGE NOTICE

To:                             Brookfield Property L.P. (the “Partnership”)

This notice is given pursuant to Section 7.1 of Part II of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”) and all capitalized terms used in this notice but not herein defined have the meanings ascribed to them in the Unit Provisions.

The undersigned hereby notifies the Partnership that, the undersigned irrevocably elects to exchange:

•                                          all Series 1 Unit(s) represented by the certificate or book-entry share attached to this Exchange Notice; or

•                                                          of the Series 1 Units(s) represented by the certificate or book-entry share attached to this Exchange Notice,

for BPY Units in the manner specified in, and in accordance with, Section 7 of the Unit Provisions.

In accordance with Section 7 of the Unit Provisions, the undersigned herewith surrenders the certificate or book-entry share attached to this Exchange Notice and directs that the BPY Units issuable and deliverable upon the exchange be issued to the Person indicated below. (If BPY Units are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Certificates representing the BPY Units will be available, on and after the Exchange Date, to be picked up at [address to be inserted].

The undersigned hereby acknowledges that the undersigned is aware that the BPY Units received upon exchange may be subject to restrictions on resale under applicable securities law.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐                                    (A) the undersigned holder at the time of exchange of the Series 1 Unit(s) (i) is not in the United States, (ii) is not exchanging the Series 1 Unit(s) for the account or benefit of a person in the United States, (iii) is not a U.S. person, (iv) did not execute or deliver this exchange notice in the United States and (v) delivery of the BPY Unit(s) to be exchanged for the Series 1 Unit(s) will not be made to an address in the United States; or

☐                                    (B) the undersigned holder is either (i) a holder in the United States, (ii) executing or delivering this exchange notice in the United States, (iii) a U.S. person, or (iv) requesting delivery of the BPY Unit(s) to be exchanged for the Series 1 Unit(s) in the United States, and the undersigned holder has delivered to Brookfield Property Partners L.P. (the “Company”) and the Company’s transfer agent, CST Trust Company, (a) a completed and executed U.S. Purchaser Certification in substantially the form attached to as Schedule B to Part II of Schedule A to the Limited Partnership Agreement or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Company to the effect that with respect to the BPY Unit(s) to be delivered upon exchange, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Company and CST Trust Company may require evidence to verify the foregoing representations.

The undersigned hereby represents and warrants to the Partnership that the undersigned is the sole registered and beneficial owner of the Series 1 Unit(s) to be acquired by the Partnership, free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests.

(Date)

(Signature of Registered Unitholder)

(Guarantee of Signature)

NOTE: This panel must be completed and the certificate or book-entry share attached to this Exchange Notice, together with such additional documents as the Transfer Agent and the Partnership may require, must be deposited at [address to be inserted].

(Name of Person in Whose Name Securities and/or Cheque(s)
Are to be Registered, Issued or Delivered (please print))

(Street Address or P.O. Box)

(City, Province/State, Country and Postal/Zip Code)

(Signature of Registered Unitholder)

Guarantor’s signature

NOTE: If this Exchange Notice is for less than all of the Series 1 Unit(s) represented by this certificate or book-entry share, a certificate representing the balance of the Series 1 Units will be issued and registered in the name of the unitholder as it appears on the register of the Partnership.

SCHEDULE B

U.S. PURCHASER CERTIFICATION

TO:                           Brookfield Property Partners L.P. (the “Company”)

Brookfield Property L.P. (the “Partnership”)

AND TO:                                             CST Trust Company as Transfer Agent

We are delivering this letter in connection with the exchange of Series 1 Units of the Partnership for BPY Units of the Company pursuant to Section 7.1 of Part II of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”). All capitalized terms used herein but not herein defined have the meanings ascribed to them in the Unit Provisions.

We hereby confirm that

(a)                                 we are an “accredited person” defined under Rule 501(a) of the U.S. Securities Act;

(b)                                 we are acquiring the BPY Units for our own account;

(c)                                  we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of acquiring the BPY Units;

(d)                                 we are not acquiring the BPY Units with a view to distribution thereof or with any present intention of offering or selling any of the BPY Units, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144, if available, and in accordance with any applicable U.S. state securities or “blue sky” laws;

(e)                                  we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to exchange the Series 1 Units for BPY Units; and

(f)                                   we acknowledge that we are not acquiring the BPY Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the BPY Units are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act and have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. We further understand that any BPY Units acquired by us will bear a legend reflecting the fact that we will not offer, sell or otherwise transfer any of the BPY Units, directly or indirectly, unless the sale is (A) to the Company; (B) made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, (C) in accordance with Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable U.S. state securities laws, (D) in another transaction that does not require registration under the U.S. Securities Act, and, in each case, in accordance with applicable U.S. state securities laws; provided that, in the case of transfers pursuant to (C) or (D) above, a legal opinion in form and substance reasonably satisfactory to the Company must first be provided that the sale of such securities is not required to be registered under the U.S. Securities Act.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

DATED this     day of            , 20  .

(NAME OF U.S. PURCHASER)

By:
Name:
Title:

SCHEDULE C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                           Brookfield Property Partners L.P. (the “Company”)

AND TO:                                             CST Trust Company, as Transfer Agent

The undersigned (a) acknowledges that the sale of the securities of Brookfield Property Partners L.P. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an affiliate (as that term is defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another designated offshore securities market (as that term is defined in Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:	Dated:
Signature

Name (please print)

PART III

CLASS A PREFERRED UNITS - SERIES 2

1.                                      DESIGNATION

The second series of Class A Preferred Units shall consist of 24,000,000 preferred limited partnership interests which shall be designated as Class A Preferred Units, Series 2 (hereinafter referred to as the “Series 2 Units”) and shall have attached thereto the rights, privileges, restrictions and conditions set out herein.

2.                                      DEFINITIONS

The following definitions shall be for the purpose of Part III of this Schedule A:

2.1                               “Base Distribution” has the meaning ascribed thereto in Section 4.1.1.

2.2                               “Capital Reorganization” has the meaning ascribed thereto in Section 9.1.5.

2.3                               “Change in Tax Law” means a change in U.S. tax Law or administrative practice (including the issuance of Treasury Regulations in temporary or final form, revenue rulings, notices, and announcements, but in the case of a notice or announcement, only to the extent such notice or announcement indicates an intention to issue Treasury Regulations or a revenue ruling that would result in a change in Law, but excluding any private letter rulings, technical advice memoranda or other non-precedential or non-binding authorities) or a judicial decision.

2.4                               “Closing Price” means the closing sale price or, if no closing sale price is reported, the last reported sale price of the BPY Units on the Securities Exchange on the date of determination, or, if the BPY Units are not then listed on a Securities Exchange, the Closing Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.5                               “Current Market Price” means:

2.5.1                     the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination; or

2.5.2                     if the BPY Units are not then listed on a Securities Exchange, the Current Market Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.6                               “Distribution Payment Dates” has the meaning ascribed thereto in Section 4.1.1.

2.7                               “Equity Securities” means securities carrying the right to participate in earnings to an unlimited degree.

2.8                               “Excess Distribution” means the amount, if any, by which (x) the greater of (i) the aggregate distributions (including any ordinary and extraordinary distributions) declared in any Quarter on the Exchange Number of BPY Units and (ii) the aggregate distributions (including any ordinary and extraordinary distributions) paid in any Quarter on the Exchange Number of Redemption-Exchange Units divided by the Exchange Ratio, exceeds (y) the Base Distribution in such Quarter with respect to one Series 2 Unit; provided that the Base Distribution for the period from the Issue Date to December 31, 2014 shall be deemed to be, for the purposes of calculating the Excess Distribution only, $0.40625 per Series 2 Unit.

2.9                               “Excess Distribution Payment” has the meaning ascribed thereto in Section 4.1.2.

2.10                        “Exchange Consideration” has the meaning ascribed thereto in Section 7.2.1.

2.11                        “Exchange Date” has the meaning ascribed thereto in Section 7.2.1.

2.12                        “Exchange Notice” has the meaning ascribed thereto in Section 7.1.

2.13                        “Exchange Number” means 0.97276, subject to adjustment from time to time in accordance with Section 9.

2.14                        “Exchange Preferred Units” has the meaning ascribed thereto in Section 7.1.

2.15                        “Exchange Price” means, for each Series 2 Unit, an amount equal to the Issue Price divided by the Exchange Number, which on the Issue Date is $25.70.

2.16                        “Fair Market Value” means, as at any date:

2.16.1              for a BPY Unit, the Current Market Price; or

2.16.2              for a security listed and posted on a stock exchange (other than a BPY Unit), the volume-weighted average trading price during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination, according to the official price quotations of the stock exchange, provided that, for a security listed and posted on more than one stock exchange, the price quotations used shall be those of the stock exchange on which the greatest volume of trading in the security occurs as determined by the Managing General Partner; or

2.16.3              for any other security or property that is not cash, the fair market value thereof at such date as, determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate; or

2.16.4              for any property that is cash, the amount thereof.

each such determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.17                        “Freely Tradable” means, in respect of shares of capital of any class of any corporation or limited partnership units of any class of any limited partnership, shares or limited partnership units, as the case may be, which can be traded by the holder thereof without any restriction other than pursuant to applicable securities laws.

2.18                        “Initial Holder” means the holder to which all of the Series 2 Units are initially issued on the Issue Date and any Affiliate of such holder who holds Series 2 Units from time to time.

2.19                        “Initial Redemption Date” means December 31, 2018.

2.20                        “Issue Date” has the meaning ascribed thereto in Section 3.1.

2.21                        “Issue Price” means $25.00.

2.22                        “Maturity Date” has the meaning ascribed thereto in Section 5.3.

2.23                        “NYSE” has the meaning ascribed thereto in Section 2.35.

2.24                        “Ordinary BPY Distribution” means a regularly scheduled quarterly distribution, declared and paid on the BPY Units that is not a “special” or “extraordinary” distribution or exceeds a level which is reasonably expected to continue in subsequent Quarters.

2.25                        “Post-Distribution Price” has the meaning ascribed thereto in Section 9.1.3.

2.26                        “Preferred Call Notice” has the meaning ascribed thereto in Section 8.2.1.

2.27                        “Preferred Call Right” has the meaning ascribed thereto in Section 8.1.

2.28                        “Redemption Consideration” has the meaning ascribed thereto in Section 5.1.

2.29                        “Redemption Date” has the meaning ascribed thereto in Section 5.4.1.

2.30                        “Redemption Notice” has the meaning ascribed thereto in Section 5.1.

2.31                        “Redemption Price” means for each Series 2 Unit, an amount equal to the aggregate of:

2.31.1              $25.00 per Series 2 Unit; plus

2.31.2              an amount equal to the full amount of all distributions accrued (whether or not declared) and unpaid on such Series 2 Unit up to (but excluding) the date of payment.

2.32                        “Regulation D” means Regulation D as promulgated by the SEC under the U.S. Securities Act.

2.33                        “Regulation S” means Regulation S as promulgated by the SEC under the U.S. Securities Act.

2.34                        “Reorganization Event” has the meaning ascribed thereto in Section 9.2.1.

2.35                        “Right to Exchange” has the meaning ascribed thereto in Section 7.1.

2.36                        “Right to Redeem” has the meaning ascribed thereto in Section 5.1.

2.37                        “SEC” means the United States Securities and Exchange Commission.

2.38                        “Section 9.1.1 Transaction” has the meaning ascribed thereto in Section 9.1.1.

2.39                        “Securities Exchange” means the New York Stock Exchange (“NYSE”) or, if the BPY Units are not then listed on the NYSE, the stock exchange that the BPY Units are then listed on, provided that, if the BPY Units are listed on more than one stock exchange (neither of which are the NYSE), the “Securities Exchange” shall be the stock exchange on which the greatest volume of trading in the BPY Units occurs.

2.40                        “Series 2 Units” has the meaning ascribed thereto in Section 1.

2.41                        “Specified Fraction” has the meaning ascribed thereto in Section 4.1.3.

2.42                        “Substantial Issuer Bid” has the meaning ascribed thereto in Section 9.1.4.

2.43                        “Transaction Value” has the meaning ascribed thereto in Section 9.2.1.

2.44                        “Transfer Agent” means the Partnership or any transfer agent appointed from time to time to act as registrar and transfer agent for the Series 2 Units.

2.45                        “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2.46                        “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

2.47                        “U.S. Legend” has the meaning ascribed thereto in Section 16.1.

2.48                        “U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act.

2.49                        “U.S. Purchaser Certification” means the U.S. Purchaser Certification in substantially the form of Schedule B to this Part III.

2.50                        “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.51                        “Valuation Period” has the meaning ascribed thereto in Section 9.1.3.

Unless otherwise stated, all references in Part III of this Schedule A to Sections or subsections refer to Sections or subsections of Part III of Schedule A.

3.                                      ISSUE DATE AND CONSIDERATION FOR ISSUE

3.1                               The Series 2 Units shall be dated as of December 3, 2014 (the “Issue Date”); provided however, that distributions on the Series 2 Units shall only accrue from and after January 1, 2015.

3.2                               The consideration for the issue of each Series 2 Unit shall be $25.00.

4.                                      DISTRIBUTIONS

4.1                               Payment of Distributions

4.1.1                     The holders of the Series 2 Units shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a fixed cumulative preferential cash distribution equal to $1.6250 per Series 2 Unit per annum (the “Base Distribution”) less any tax required to be deducted and withheld, payable in lawful money of the United States in equal quarterly amounts on the last day of each of the months of March, June, September and December in each year (the “Distribution Payment Dates”) up to but excluding the applicable Maturity Date. The record date for the payment of the Base Distribution will be the first day of the calendar month during which a Distribution Payment Date falls or such other record date, if any, as may be fixed by the Managing General Partner that is not more than 30 nor less than 10 days prior to such Distribution Payment Date. Any such day will be the record date whether or not such day is a Business Day.

4.1.2                     Subject to Section 4.1.3, if in any Quarter the Excess Distribution is a positive number, the holders of Series 2 Units shall be entitled to receive on the Distribution Payment Date for that Quarter, and the Partnership shall pay thereon, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a further cumulative preferential cash distribution in an amount per Series 2 Unit equal to the Excess Distribution (the “Excess Distribution Payment”) less any tax required to be deducted and withheld. For example, if, in a particular Quarter and assuming no anti-dilution adjustments have occurred, BPY declared a distribution of $0.50 per Unit on the BPY Units, then a holder of Series 2 Units would receive an additional $0.08013 being: ($0.50 multiplied by the Exchange Number (0.97276)) less the quarterly Base Distribution ($1.6250/4) for each Series 2 Unit held.

4.1.3                     Subject to Section 4.1.1, for any period that is less than a full Quarter with respect to any Series 2 Unit (i) that is issued, redeemed, exchanged or purchased during such Quarter or (ii) in respect of which assets of the Partnership are distributed to the holders thereof pursuant to Section 14 during such Quarter, the Base Distribution shall be deemed to accrue on a daily basis and shall be equal to the amount calculated by multiplying the amount that would otherwise be payable for a full Quarter by the Specified Fraction. “Specified Fraction” means a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) during which the Series 2 Unit is in issue and the denominator is the number of days in such Quarter (including the day at the beginning thereof and excluding the Distribution Payment Date at the end thereof).

4.1.4                     The first Distribution Payment Date will be March 31, 2015, and the amount payable on such date will be $0.390625 per Series 2 Unit, being the Base Distribution for the period from January 1, 2015 to March 31, 2015. No Base Distribution shall accrue during the period from the Issue Date to December 31, 2014.

4.1.5                     For so long as Series 2 Units remain issued and outstanding, if the distributions are not paid in full (or declared and a sum sufficient for the full payment is not so set apart) on any Distribution Payment Date on the Series 2

Units and any Parity Securities, distributions declared on the Series 2 Units and such Parity Securities shall only be declared pro rata based upon the respective amounts that would have been paid on the Series 2 Units and such Parity Securities had dividends been declared and paid in full.

4.1.6                     The holders of the Series 2 Units shall not be entitled to any distributions other than or in excess of the Base Distribution and the Excess Distribution Payment. For greater certainty, nothing in this Section 4.1.6 shall prevent holders of Series 2 Units from participating in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4, solely at the discretion of the Partnership and subject to TSX approval, as if they had exchanged their Series 2 Units immediately prior to the effective date or record date of the event.

4.2                               Cumulative Payment of Distributions

If on any Distribution Payment Date, the Base Distribution or the Excess Distribution Payment accrued to such date is not paid in full on all of the Series 2 Units then Outstanding, such distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner.

4.3                               Method of Payment

All Base Distributions and Excess Distribution Payments shall be paid by the Partnership directly or through the Transfer Agent or through any other Person or agent to the holders of Series 2 Units according to their holdings as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of assignment or otherwise.

5.                                      REDEMPTION

5.1                               Optional Redemption

Subject to the right of the holders of the Series 2 Units to require the Partnership to exchange any or all of the Series 2 Units in accordance with Section 7 and subject to Section 7.3, the Partnership may, upon giving notice in writing as hereinafter provided (the “Redemption Notice”) at its option at any time commencing on the Initial Redemption Date and prior to the Maturity Date provided that the Current Market Price determined on the Business Day preceding the date on which the Redemption Notice is given is not less than 130% of the Exchange Price, redeem all, or from time to time any part, of the then Outstanding Series 2 Units (the “Right to Redeem”) by payment to the holders of such Series 2 Units an amount for each Series 2 Unit so redeemed equal to the Redemption Price (less any tax required to be deducted and withheld). Payment of the Redemption Price will be satisfied in full by the Partnership causing to be delivered, for each Series 2 Unit being redeemed, (x) such number of Freely Tradable BPY Units obtained by dividing the Issue Price by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Series 2 Unit (together, the “Redemption Consideration”; provided that for purposes of Section 5.3 the Current Market Price will be determined on the Business Day preceding the Maturity Date). Notwithstanding anything contained herein to the contrary, the Partnership shall not redeem any of the Series 2 Units under this Section 5.1 at any time that the BPY Units are not listed on the NYSE, TSX or other national securities exchange in the United States or Canada.

5.2                               Partial Redemption

In case only a part of the Series 2 Units is to be redeemed at any time, the Series 2 Units to be redeemed shall be selected pro rata from the holders of the Series 2 Units in proportion to the number of Series 2 Units held by such holders, by lot or some other method as the Managing General Partner in its sole discretion determines to be fair and equitable.

5.3                               Mandatory Redemption

Subject to 7.3, on December 31, 2024 (the “Maturity Date”), if such Series 2 Units have not been exchanged, redeemed or purchased by the Partnership, the Partnership shall redeem the then Outstanding Series 2 Units by payment to each applicable holder of the Series 2 Units, of the Redemption Price (less any tax required to be deducted and withheld) in the form of the Redemption Consideration.

5.4                               Method of Redemption

5.4.1                     The Partnership shall, at least 30 days and not more than 60 days before the Maturity Date or any other date fixed for redemption (the “Redemption Date”), send or cause to be sent to the holders of the Series 2 Units to be redeemed a Redemption Notice setting out: (i) that the Partnership’s Right to Redeem has been exercised or that the Maturity Date is up-coming; (ii) the number of the Series 2 Units held by the holder to whom it is addressed which are to be redeemed; (iii) the Redemption Price; (iv) the Redemption Date; (v) the formula for determining the Redemption Price; (vi) that upon presentation and surrender of the certificates or book-entry shares for the Series 2 Units to be redeemed, the holders of such Series 2 Units will obtain payment as specified in Section 5 in respect of the Series 2 Units being redeemed, specifying where the payment (in the form of the Redemption Consideration) will be available for pick up, and that, if requested in writing by a holder of Series 2 Units and provided that commercial courier service is available in respect of the relevant destination, such payment will be delivered to such holders by courier at the holder’s expense; and (vii) any other matters the Partnership may deem appropriate.

5.4.2                     On the Redemption Date, subject to Section 7.3, the Partnership shall make available or, if requested by the holder, cause to be delivered to each holder of Series 2 Units to be redeemed the Redemption Price (in the form of the Redemption Consideration) upon presentation and surrender of the certificate or certificates or book-entry share or shares for such Series 2 Units at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership in the Redemption Notice, together with such other documents and instruments as may be required to effect a transfer of Series 2 Units under the Limited Partnership Act and the Agreement. The Partnership will: (i) make the aggregate Redemption Price for Series 2 Units held by a holder available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified by the Partnership in the Redemption Notice, on the Redemption Date; or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the aggregate Redemption Price payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable on or after the Redemption Date or such later date as the holder may request. On and after the Redemption Date, the holders of the Series 2 Units called for redemption will cease to be holders of the Preferred Units to be redeemed and will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, and will not be entitled to receive any distributions in respect thereon (including to avoid double payment distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 2 Units on a record date for the payment of a distribution), unless payment of the aggregate Redemption Price deliverable to a holder for Series 2 Units is not be made upon presentation and surrender of the holder’s Series 2 Units in accordance with the foregoing provisions, in which case the rights of the holder will remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. In the case of a redemption pursuant to Section 5.1, if only a part of the Series 2 Units represented by any certificate or book-entry share is redeemed, a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 2 Units at the expense of the Partnership.

5.4.3                     No fractional BPY Units shall be delivered in connection with the delivery of the Redemption Consideration on the Redemption Date in accordance with this Section 5, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, if the redemption is pursuant to Section 5.1 or the Business Day preceding the Maturity Date, if the redemption is pursuant to Section 5.3).

5.4.4                     The Partnership will have the right at any time after the sending of the Redemption Notice to deposit or cause to be deposited any cash portion of the Redemption Consideration in a custodial account with any chartered bank or trust company in Canada named in the Redemption Notice and any interest allowed on such deposit will belong to the Partnership. Provided that the cash portion of the Redemption Consideration has been so deposited prior to the Redemption Date and that the remaining portion of the total Redemption Consideration has otherwise been paid in accordance with Section 5.4.2, on and after the Redemption Date, the Series 2 Units will be redeemed and the rights of the holders thereof after the Redemption Date will be limited to receiving their proportionate part of the total Redemption Price for such Series 2 Units so deposited, against presentation and surrender of the said certificates or book-entry shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Series 2 Units will thereafter be considered and deemed for all purposes to be holders of the BPY Units delivered to them. Any funds so deposited which remain unclaimed on the date which is two years from the Redemption Date shall be forfeited to the Partnership and paid over to or as directed by the Partnership and the former holders of the Series 2 Units shall thereafter have no right to receive their respective entitlement to the Redemption Price.

6.                                      PURCHASE FOR CANCELLATION

Subject to the provisions of Section 10, the Partnership may purchase for cancellation at any time all or from time to time the whole or any part of the Outstanding Series 2 Units. Series 2 Units so purchased shall be cancelled.

7.                                      EXCHANGE OF SERIES 2 UNITS

7.1                               Exchange at Option of Holder

Notwithstanding the delivery of a Redemption Notice and subject to applicable Laws, a holder of the Series 2 Units shall have the right (“Right to Exchange”), exercisable at any time and from time to time, to require the Partnership to exchange any or all of the Series 2 Units registered in the name of such holder for consideration per Series 2 Unit equal to the Exchange Number of Freely Tradable BPY Units plus all accrued (whether or not declared) and unpaid cash distributions on such Series 2 Units (less any tax required to be deducted and withheld), which will be satisfied by the Partnership causing to be delivered to such holder the Exchange Consideration on the Exchange Date. The holder must give notice of a requirement to exchange by presenting and surrendering at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Series 2 Units from time to time the certificate or certificates or book-entry share or shares representing the Series 2 Units that the holder desires to have the Partnership exchange, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, together with such other documents and instruments as may be required to effect a transfer of Series 2 Units under the Limited Partnership Act, the Agreement, together with a duly executed statement (the “Exchange Notice”) in the form of Schedule A to this Part III or in such other form as may be acceptable to the Partnership specifying that the holder desires to have all or any number specified therein of the Series 2 Units represented by such certificate or certificates or book-entry shares or shares (the “Exchange Preferred Units”) exchanged by the Partnership; provided that the Exchange Notice must be delivered prior to the close of business on the earlier of: (i) the Maturity Date; and (ii) the Business Day preceding any applicable Redemption Date.

7.2                               Method of Exchange

7.2.1                     In the case of an exchange of Series 2 Units under this Section 7, upon receipt by the Partnership or the Transfer Agent in the manner specified in Section 7.1 of a certificate or book-entry share representing the number of Series 2 Units which the holder desires to have the Partnership exchange, together with an Exchange Notice, the Partnership will exchange the Exchange Preferred Units effective at the close of business on the fifth Business Day following the date of the Exchange Notice (the “Exchange Date”). Payment for the Exchange Preferred Shares will be satisfied in full by the delivery of, for each Exchange Preferred Unit, (x) the Exchange Number of Freely Tradable BPY Units, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Exchange Preferred Unit (together, the “Exchange Consideration”). The Partnership shall satisfy its obligation to deliver the Exchange Consideration by, on the Exchange Date, (i) making the aggregate Exchange Consideration available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Maturity Notice, Redemption Notice or Exchange Notice, as applicable; or (ii) at the written request of such holder pursuant to the Exchange Notice and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, delivering or causing to be delivered the Exchange Consideration to the relevant holder at the address specified in the holder’s Exchange Notice. If only a part of the Series 2 Units represented by any certificate or book-entry share is exchanged a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 2 Units at the expense of the Partnership.

7.2.2                     On and after the close of business on the Exchange Date, the holder of the Exchange Preferred Units will cease to be a holder of such Exchange

Preferred Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Exchange Consideration, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Exchange Preferred Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 2 Units in accordance with the foregoing provisions, payment of the aggregate Exchange Consideration to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Exchange Consideration has been delivered in the manner hereinbefore provided. On and after the close of business on the Exchange Date, provided that presentation and surrender of the holder’s Series 2 Units and payment of such aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Exchange Preferred Units so exchanged by the Partnership will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder.

7.2.3                     Notwithstanding any other provision of this Section 7 if:

(i)                                     the exercise of the rights of the holders of the Series 2 Units to require the Partnership to exchange any Series 2 Units pursuant to this Section 7 on any Exchange Date would require listing approval or any similar document to be issued in order to obtain the approval of the TSX and/or the NYSE to the listing and trading (subject to official notice of issuance) of the BPY Units that would be required to be delivered to such holders of Series 2 in connection with the exercise of such rights; and

(ii)                                  as a result of (i) above, it would not be practicable (notwithstanding the reasonable endeavours of BPY) to obtain such approvals in time to enable all or any of such Units to be admitted to listing and trading by the TSX and/or the NYSE (subject to official notice of issuance) when so delivered, the Exchange Date will, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Exchange Notice, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 7.2.3(i) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Exchange Notice is received by the Partnership, and references in this Section 7 to such Exchange Date will be construed accordingly.

7.2.4                     No fractional BPY Units shall be delivered in connection with the delivery of the Exchange Consideration on the Exchange Date in accordance with this Section 7, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Exchange Date).

7.3                               Automatic Exchange

If on the Business Day preceding any Redemption Date the value of the Exchange Number of BPY Units to be received by a holder of the Series 2 Units upon exercise of the Right to Exchange for one Series 2 Unit (which value shall be determined using the Current Market Price determined on the Business Day preceding the Redemption Date) exceeds the Issue Price, the holder shall be deemed to have exercised the Right to Exchange with respect to all of such holder’s Series 2 Units to be redeemed on the Redemption Date, unless the holder provides written notice to the Partnership prior to such Business Day specifying that the Series 2 Units are not to be so exchanged.

8.                                      PREFERRED CALL RIGHT

8.1                               Preferred Call Right

At any time the Partnership is required to make available or deliver BPY Units to the holder of Series 2 Units, BPY shall have the right (the “Preferred Call Right”) to acquire all (but not less than all) the Series 2 Units (and all rights in respect thereof, including rights to declared but unpaid distributions) to be redeemed, pursuant to Section 5, or exchanged, pursuant to Section 7, in consideration for the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable.

8.2                               Exchange of Series 2 Units for BPY Units

8.2.1                     The Partnership shall notify BPY of each Redemption Date and Exchange Date, at least four Business Days prior to such date. At any time within two Business Days from the date of BPY’s receipt of such notice, BPY may elect to exercise the Preferred Call Right and shall give written notice to the Partnership and to the holder of the Series 2 Units of such election (the “Preferred Call Notice”). The Preferred Call Notice shall contain all relevant information, and shall be presented together with all related certificates, book-entry shares and documents that the Partnership may reasonably require or as may be required by applicable Law to effect the Preferred Call Right.

8.2.2                     If BPY exercises its Preferred Call Right, on the Redemption Date or Exchange Date, as applicable, the holder will deliver to BPY the certificate or certificates or book-entry share or shares representing the Series 2 Units being sold pursuant to the Preferred Call Right on such date, together with such other documents and instruments as may be required to effect a transfer of Series 2 Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent, the Partnership and BPY may reasonably require. Concurrently with such delivery, BPY shall (i) make the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable, available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Redemption Notice or Exchange Notice, as applicable, or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the consideration payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable after the Redemption Date or Exchange Date, as applicable, or such later date as the holder may request. The BPY Units issued to the holder of the Series 2 Units shall be duly issued, fully paid and non-assessable, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. Other than as specifically contemplated in the Agreement, the BPY Units issued to any holder of Series 2 Units pursuant to Section 8.2.1 will be issued in accordance with the BPY Partnership Agreement.

8.2.3                     On and after the close of business on the Redemption Date or Exchange Date, as applicable, the holder of the Series 2 Units acquired by BPY will cease to be a holder of such Series 2 Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Redemption Consideration or Exchange Consideration, as applicable, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 2 Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 2 Units in accordance with the foregoing provisions, payment of the aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, has been delivered in the manner hereinbefore provided. On and after the close of business on the Redemption Date or Exchange Date, as applicable, provided that presentation and surrender of the holder’s Series 2 Units and payment of such aggregate Redemption Consideration or aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Series 2 Units acquired by BPY will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder, and BPY shall thereafter be considered and deemed for all purposes to be a holder of the Series 2 Units and shall receive the full amount of any distributions declared but unpaid as of such date.

8.2.4                     The Managing General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of such Series 2 Units, including the registration of such transfer in the Partnership’s register of Limited Partners and by issuing such Series 2 Units in the name of BPY representing the Series 2 Units transferred to BPY in accordance with this Section 8.2, without expense to BPY.

8.2.5                     If only a part of the Series 2 Units represented by any certificate or book-entry share is purchased by BPY pursuant to its Preferred Call Right a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 2 Units at the expense of the Partnership.

8.2.6                     No fractional BPY Units shall be delivered in connection with the exercise of the Preferred Call Right, but in lieu thereof, BPY shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Redemption Date or Exchange Date, as applicable).

8.3                               Exchange of Series 2 Units for Managing General Partner Units

Immediately following BPY’s purchase of Series 2 Units, BPY shall exchange such Series 2 Units for (i) that number of Managing General Partner Units equal to the number of BPY Units included in the Redemption Consideration or the Exchange Consideration, as

applicable, and (ii) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions on such Series 2 Units, less any tax required to be deducted and withheld. In addition to any other Units previously held by BPY, BPY will be considered and deemed for all purposes to be the holder of the number of Managing General Partner Units equal to the number of Series 2 Units exchanged pursuant to the Preferred Call Right.

8.4                               Delegation of Rights and Obligations

BPY may designate another member of the BPY Group to exercise its rights (to deliver the Exchange Consideration or the Redemption Consideration, as applicable) in this Section 8.

9.                                      ADJUSTMENTS

9.1                               Adjustment upon Consolidation, Subdivision, Distributions or Repurchases

9.1.1                     If BPY shall, after the Issue Date (i) fix a record date for the payment of a stock distribution or the making of a distribution with respect to BPY Units in BPY Units to all or substantially all of the holders of the BPY Units, (ii) subdivide or redivide the BPY Units into a greater number of units, or (iii) reduce, combine or consolidate the BPY Units into a smaller number of units (any of such events in clauses (i), (ii) and (iii) being herein called a “Section 9.1.1 Transaction”), then, in any such event, the Exchange Number shall be adjusted, effective immediately after the record date in the case of clause (i) or the effective date in the case of clauses (ii) and (iii), so that each holder of the Series 2 Units shall thereafter be entitled to receive upon exchange of Series 2 Units pursuant to the Right to Exchange, the number of the Freely Tradable BPY Units which such holder would have owned or been entitled to receive immediately following any Section 9.1.1 Transaction had such Series 2 Units been exchanged immediately prior to the record date in the case of clause (i) or the effective date in the case of clauses (ii) or (iii), such adjustment to be made such that the applicable number will equal the number determined by multiplying the Exchange Number in effect immediately prior to the record date or the effective date, as the case may be, by a fraction, the numerator of which shall be the number of BPY Units outstanding immediately after giving effect to, and solely as a result of, such Section 9.1.1 Transaction and the denominator of which shall be the number of BPY Units outstanding immediately prior to the effectiveness of the Section 9.1.1 Transaction.

9.1.2                     If BPY shall, after the Issue Date, fix a record date for the issue of options, rights or warrants to all or substantially all of the holders of the BPY Units entitling them for a period up to 45 days from the date of issuance of such options, rights or warrants to subscribe for or purchase BPY Units or securities convertible or exchangeable into BPY Units at a price per unit (or having a conversion or exchange price per unit) less than the Current Market Price on the earlier of such record date and the date on which BPY publicly announces its intention to make such issuance, then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units offered for subscription or purchase pursuant to such options, rights or warrants and the denominator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units which the aggregate offering price of the total number of BPY Units so offered for subscription or purchase pursuant to such options, rights or warrants would purchase at such Current Market Price, which shall be determined by multiplying such total number of units by the exercise price of such options, rights or warrants and dividing the product so obtained by such Current Market Price. To the extent that such options, rights or warrants expire without being exercised (or such convertible or exchangeable securities expire without being converted or exchanged), the Exchange Number shall be readjusted to the number which would then be in effect had such adjustments for the issuance of such options, rights or warrants been made upon the basis of only the number of BPY Units actually delivered.

9.1.3                     If BPY shall, after the Issue Date, fix a record date for the making of a distribution to all or substantially all of the holders of the BPY Units of (i) Partnership Interests other than the BPY Units; (ii) rights, options or warrants to subscribe for or purchase any of its securities (other than those referred to in Section 9.1.2); or (iii) cash, evidence of indebtedness, securities, non-cash dividends not otherwise made the subject of adjustments pursuant to this Section 9 or other property or assets (other than cash distributions that constitute Ordinary BPY Distributions, distributions paid in lieu of Ordinary BPY Distributions or that portion of cash distributions to holders of BPY Units resulting in holders of the Series 2 Units receiving an Excess Distribution Payment), then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the Current Market Price as at the earlier of such record date and the date on which BPY publicly announces its intention to make such distribution and the denominator of which shall be such Current Market Price less the Fair Market Value, as of such record date of the portion of the shares, cash, evidence of indebtedness, securities or other property or assets so distributed or of such rights, options or warrants which are applicable to one BPY Unit.

If the transaction that gives rise to an adjustment pursuant to this Section 9.1.3 is one pursuant to which the distribution or the making of a distribution with respect to the BPY Units consists of units, shares or other similar equity interests in, a Subsidiary or other business unit of BPY (e.g. a spin-off) or consists of any other securities, that are, or when issued, will be, traded on a securities exchange or quoted on a quotation facility in Canada, the United States or elsewhere, then, in any such event, the Exchange Number shall be adjusted, effective immediately after such record date, so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the volume-weighted average trading price of the shares, similar equity interests or other securities distributed to holders of BPY Units applicable to one BPY Unit over each of the 20 consecutive trading days commencing on and including the trading day after the date on which “ex-distribution trading” commences for such units, shares, similar equity interests or other securities on the principal exchange or other market on which they are listed, quoted or traded (the “Valuation Period”) plus the volume-weighted average trading price of the BPY Units over the Valuation Period (the “Post-Distribution Price”), and the denominator of which shall be the Post-Distribution Price.

To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed expire without being exercised, the Exchange Number shall be readjusted to the number which would then be in effect if such record date had not been fixed or to the number which would then be in effect based upon such shares, cash, evidence of indebtedness, securities or other property or assets actually distributed or based upon the number of securities actually delivered upon the exercise of such rights, options or warrants, as the case may be.

9.1.4                     If BPY or any of its Subsidiaries shall, after the Issue Date, successfully complete a tender or exchange offer or substantial issuer bid (collectively, “Substantial Issuer Bid”) for the BPY Units where the cash and the value of any other consideration included in the payment per BPY Unit exceeds the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the ten trading day period following the expiration of the Substantial Issuer Bid, then the Exchange Number shall be adjusted effective immediately after the expiration of the Substantial Issuer Bid so that it will equal the number determined by multiplying the Exchange Number in effect immediately prior to the expiration of the Substantial Issuer Bid by a fraction, the numerator of which shall be the aggregate Fair Market Value payable in the

Substantial Issuer Bid, plus the product of the volume-weighted average trading price of the BPY Units over each of the 20 consecutive trading days commencing on and including the fifth trading day after the expiration of the Substantial Issuer Bid by the number of BPY Units outstanding immediately after the expiration of the Substantial Issuer Bid (after giving effect to the purchase of all BPY Units accepted for purchase or exchange in the Substantial Issuer Bid), and the denominator of which shall be the Closing Price on the trading day immediately succeeding the expiration of the Substantial Issuer Bid multiplied by the number of BPY Units outstanding immediately prior to the expiration of the Substantial Issuer Bid, including any BPY Units purchased. In the event that BPY, or one of its Subsidiaries, is obligated to purchase BPY Units pursuant to any such Substantial Issuer Bid, but BPY, or such Subsidiary, is permanently prevented by applicable Law from effecting any such purchases, or all such purchases are rescinded, then the Exchange Number shall be readjusted to be such Exchange Number that would then be in effect if such Substantial Issuer Bid had not been made.

9.1.5                     If there is any reclassification of the BPY Units at any time outstanding or any change of the BPY Units, in either case, solely into other Equity Securities of BPY or a successor to BPY (including as a result of an amalgamation, arrangement, merger or similar transaction) (any such reclassification or change being called a “Capital Reorganization”), then each holder of a Series 2 Unit in respect of which the Right to Exchange or Right to Redeem is exercised or in respect of which payment is due on the Maturity Date, in any case following the effective date of such Capital Reorganization, will be entitled to receive, and shall accept, in lieu of the BPY Units to which such holder was theretofore entitled upon such exercise, the kind of Freely Tradable Equity Securities which such holder would have been entitled to receive immediately following such Capital Reorganization had such holder been the registered holder of the BPY Units to which such holder was entitled immediately prior to such Capital Reorganization. For the purpose of determining the number of such

Equity Securities resulting from such Capital Reorganization to which each such holder is entitled, and must accept, and for all other purposes of Part III of this Schedule A, each reference to BPY Units shall be deemed to be a reference to Equity Securities of the kind and number into which the BPY Units have been reclassified or changed resulting from such Capital Reorganization.

9.1.6                     For purposes of this Section 9.1 all distributions of BPY Units (or securities convertible into or exchangeable for BPY Units), other securities, or other assets or property shall be deemed to occur at 5:00 p.m. (Toronto time) on the record date.

9.1.7                     All adjustments to the Exchange Number shall be calculated to the nearest 1/10,000th of a BPY Unit (or if there is not a nearest 1/10,000th of a unit, to the next lower 1/10,000th of a unit).

9.1.8                     No adjustment in the Exchange Number shall be made in respect of any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 if the holders of the Series 2 Units are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exchanged their Series 2 Units immediately prior to the effective date or record date of the event, as applicable, or, in the case of an event described in Section 9.1.3, to the extent that the holders of the Series 2 Units received an Excess Distribution Payment in respect of such event. For greater certainty, the holders of the Series 2 Units shall be entitled to participate in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 as if they had exchanged their Series 2 Units immediately prior to the effective date or record date of the event solely at the discretion of the Partnership and subject to TSX approval, provided that if the holders of Series 2 Units do not participate in any such event, the Exchange Number shall be adjusted as set forth in in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4.

9.1.9                     No adjustment in the Exchange Number shall be required: (i) upon the issuance of BPY Units, other securities, property or assets by way of distribution in lieu of an Ordinary BPY Distribution to all or substantially all of the holders of the BPY Units; (ii) upon the issuance of any BPY Units pursuant to any present or future customary plan providing for the reinvestment of distributions or interest payable on interests of BPY and the investment, at market prices, of additional optional amounts in the BPY Units under any such plan; (iii) upon the repurchase of BPY Units pursuant to a normal course issuer bid; (iv) upon the issuance of any BPY Units or options or rights to purchase those BPY Units pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by BPY or any of its Subsidiaries or other Affiliates; (v) upon the issuance of any BPY Units pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date; and (vi) upon the issuance of any BPY Units or any other security of BPY in connection with acquisitions of assets or securities of another person, including with respect to any consolidation, amalgamation, arrangement, merger or similar transaction.

9.1.10              Notwithstanding any other provision herein, no adjustment shall be made in respect of an event otherwise requiring an adjustment under this Section 9.1 except to the extent such event is actually consummated.

9.1.11              If any event occurs that would trigger an adjustment in the Exchange Number pursuant to this Section 9 under more than one subsection hereof, such event, to the extent taken into account in any adjustment, shall not result in any other adjustment hereunder.

9.1.12              After adjustment in the Exchange Number pursuant to this Section 9, any subsequent event requiring an adjustment under this Section 9 shall cause an adjustment to such Exchange Number as so adjusted.

9.2                               Adjustment upon Reorganization Event

9.2.1                     In the event of (i) any consolidation, amalgamation, arrangement, merger or similar transaction of BPY, or of a successor to BPY, which does not result in holders of the BPY Units receiving solely Equity Securities of BPY or one or more successors to BPY, (ii) a take-over bid or similar transaction which results in not less than 90% of the outstanding BPY Units being owned by a single Person or group of Persons acting jointly or in concert, or (iii) any sale, lease or other disposition involving all or substantially all of the assets of BPY (any such event being herein referred to as a “Reorganization Event”), each Series 2 Unit Outstanding immediately prior to the Reorganization Event shall, without the consent of the holders of the Series 2 Units, remain outstanding, but the definition of “Exchange Consideration” will be adjusted to provide that each holder of the Series 2 Unit, upon exchange of the Series 2 Units pursuant to the Right to Exchange, will receive, with respect to each Series 2 Unit held, cash in an amount equal to the product of the Exchange Number and the Transaction Value. For this purpose, “Transaction Value” means (x) for any cash received in any such Reorganization Event, the amount of cash received per BPY Unit, (y) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such property received per BPY Unit, and (z) for any securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such securities received per BPY Unit, determined, in the case of each of clauses (y) and (z) as of the Exchange Date. Notwithstanding the foregoing, in lieu of delivering cash as provided above, the Partnership may at its option deliver an equivalent value of securities or other property received in such Reorganization Event, determined in accordance with clause (y) or (z) above, as applicable. The kind and amount of securities into which the Series 2 Units shall be so exchangeable at the election of the Partnership after a Reorganization Event shall be subject to adjustment as described in Section 9.1 mutatis mutandis following the date of completion of such Reorganization Event.

9.2.2                     The foregoing adjustments will be made successively whenever any Reorganization Event may occur.

9.3                               Notice of Adjustments and Certain Other Events

9.3.1                     Whenever the Exchange Number is adjusted as herein provided, the Partnership shall, as soon as practicable, compute the new Exchange Number and give notice to the holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Number was calculated.

9.3.2                     As soon as practicable after BPY publicly announces that any of the events which could result in an adjustment pursuant to Section 9.1 or 9.2 has occurred, or will occur, then the Partnership shall as soon as practicable deliver to the holders of the Series 2 Units a notice stating (x) the record date as of which the holders of the BPY Units to be entitled to such dividend, issue or distribution are to be determined, or (y) the date on which such Section 9.1.1 Transaction, Capital Reorganization, Reorganization Event, or other action is expected to become effective.

10.                               CERTAIN RESTRICTIONS

So long as any of the Series 2 Units are outstanding, the Partnership shall not, without the approval of the holders of the Series 2 Units as a series, given as specified in Section 13:

(i)                                     declare, pay or set aside for payment any distributions in respect of the Junior Securities;

(ii)                                  call for redemption, redeem, purchase or otherwise pay off or retire for value any Junior Securities; or

(iii)                               make any payments pursuant to Section 5.2.4 of the Agreement;

provided that the restrictions set out in Sections 10(i), (ii) and (iii) will not apply if (x) all accrued and unpaid Base Distributions and Excess Distributions on the Outstanding Series 2 Units have been declared and paid or set aside for payment in full for all periods prior to the existing Quarter and (y) the regular record date for the existing Quarter has passed, the Base Distribution and any Excess Distributions on the Outstanding Series 2 Units have been declared in full for the existing Quarter; and provided, further, the restrictions set out in Section 10(ii) will not apply to the purchase of fractional interests in Junior Securities pursuant to the conversion or exchange provisions of such Junior Securities or the security being converted or exchanged.

11.                               VOTING RIGHTS

Except as required by Law or as otherwise provided herein, the holders of the Series 2 Units shall not be entitled as such to receive notice of, to attend or to vote at any meetings of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership.

12.                               AMENDMENT WITH APPROVAL OF HOLDERS OF THE SERIES 2 UNITS

The rights, privileges, restrictions and conditions attached to the Series 2 Units may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Series 2 Units, given as hereinafter specified.

13.                               APPROVAL OF HOLDERS OF THE SERIES 2 UNITS

13.1                        The approval of the holders of the Series 2 Units as a series in respect of any matter requiring the consent of the holders of the Series 2 Units as a series may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Series 2 Units as a series duly called and held for that purpose in accordance with Article 17 of the Agreement or given by resolution signed by holders of Series 2 Units as a series in accordance with Article 17 of the Agreement.

13.2                        Each Series 2 Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Series 2 Units or by written consent.

14.                               LIQUIDATION, DISSOLUTION OR WINDING-UP

14.1                        In the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 13.2.2 of the Agreement, the holders of the Series 2 Units shall be entitled to receive, from the assets of the Partnership, a sum equal to the Issue Price for each Series 2 Unit held by them respectively, plus an amount equal to all distributions accrued (whether or not declared) and unpaid thereon up to (but excluding) the date of payment, less any tax required to be deducted and withheld, the whole before any distribution of any part of the assets of the Partnership among the holders of any Junior Securities. After payment to the holders of the Series 2 Units of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Partnership. Notwithstanding anything contained herein to the contrary, the Partnership shall, to the extent practicable, provide 30 days’ prior written notice to allow any holders of the Series 2 Units to exercise such holders’ Right to Exchange prior to liquidation.

14.2                        In the event the assets of the Partnership available for distribution to holders of Partnership Interests upon any dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all of the Outstanding Series 2 Units and the corresponding amounts payable on any Parity Securities, the holders of the Series 2 Units and the holders of such Parity Securities shall share ratably in any distribution of assets of the Partnership in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

15.                               TAX MATTERS

15.1                        Guaranteed Payments

15.1.1              Each of the Base Distribution and the Excess Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of

Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires treatment other than as a guaranteed payment for U.S. federal income tax purposes. The Managing General Partner shall notify the holders of the Series 2 Units of any such intention to change such treatment and shall cooperate in good faith with the holders of the Series 2 Units to resolve any disputes regarding such change in treatment.

15.1.2              For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under Section 15.1.1 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

15.2                        U.S. Withholding Tax

Notwithstanding anything to the contrary herein, the Partnership shall withhold no U.S. federal income tax (including under Chapter 3, Chapter 4 or Chapter 61 of the Code) nor any U.S. state or local tax in respect of any Base Distribution or Excess Distribution, whether paid or accrued, or any other distribution on Series 2 Units (including in redemption), except for tax required to be withheld as a result of (i) a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires such withholding or (ii) the failure of any holder of Series 2 Units to timely deliver to the Partnership a valid, properly executed IRS Form W-8BEN-E, IRS Form W-9, or such other form as may be required under applicable Law as a precondition to exemption or reduction from such withholding; provided, however, that the Managing General Partner shall have no liability to the Partnership or any holder of Series 2 Units for any failure to request or obtain such form from any holder of Series 2 Units or for withholding or failing to withhold in respect of any holder of Series 2 Units who has not furnished such form to the Managing General Partner.

Notwithstanding the foregoing, in no event shall the Managing General Partner withhold pursuant to clause (ii) of this Section 15.2 any such amounts in respect of any Base Distribution or Excess Distribution to the Initial Holder, unless the Managing General Partner has given advance written notice (at least 10 days prior to withholding any amounts) to the Initial Holder that such certificate is required to be provided.

15.3                        Classification of Series 2 Units as Equity

Each of the Managing General Partner, the Partnership, and the holders of the Series 2 Units shall treat the Series 2 Units as equity for all U.S. federal, state, and local income tax purposes, and neither the Managing General Partner, the Partnership, nor any holder of Series 2 Units shall take any position on any U.S. federal, state, or local income or franchise tax return that is inconsistent with such treatment, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires different reporting and treatment.

16.                               LEGENDS AND CERTIFICATIONS

16.1                        The Series 2 Units and BPY Units have not been, and will not be, registered under the U.S. Securities Act or applicable securities laws of any state of the United States. Each certificate representing BPY Units originally issued to, or for the account or benefit of, a U.S. Person or a person in the United States, and each certificate representing the BPY Units issued in exchange therefor or in substitution thereof, shall bear the following legend (the “U.S. Legend”) until such time as the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF BROOKFIELD PROPERTY

PARTNERS L.P. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S TRANSFER AGENT AND THE COMPANY AND, IF SO REQUIRED BY THE COMPANY’S TRANSFER AGENT, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,

provided that if BPY is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act at the time such BPY Units are being sold, and such BPY Units are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, the U.S. Legend may be removed by providing a declaration to the transfer agent for the BPY Units in the form set out in Schedule C to this Part III (or as BPY may reasonably prescribe from time to time) and, if requested by BPY, the Property Partnership, the Transfer Agent or the transfer agent for the BPY Units, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to such requesting party, as applicable, to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and provided, further, that, if any BPY Units are being sold otherwise than in accordance with Rule 904 of

Regulation S under the U.S. Securities Act and other than to BPY, the legend may be removed by delivery to the transfer agent for the BPY Units and BPY of an opinion of counsel, of recognized standing reasonably satisfactory to the BPY and the transfer agent for the BPY Units, that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws.

The transfer agent for the BPY Units shall be entitled to request any other document that it may require in accordance with its internal policies for removal of the legend set forth above.

16.2                        In connection with any redemption or exchange of Series 2 Units, in each case as set forth herein, a holder of Series 2 Units subject to such redemption or exchange who is a person in the United States, a U.S. Person, or a person requesting delivery of the BPY Units issuable upon such redemption or exchange in the United States must provide (a) a completed and executed U.S. Purchaser Certification or (b) an opinion of counsel of recognized standing in form and substance reasonably satisfactory to BPY and BPY’s transfer agent that the issuance of BPY Units pursuant to such redemption or exchange is exempt from the registration requirements of applicable securities laws of any state of the United States and the U.S. Securities Act.

17.                               UNISSUED OR REACQUIRED UNITS

Series 2 Units not issued or that have been issued and exchanged, redeemed or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

18.                               NO SINKING FUND

Series 2 Units are not subject to the operation of a sinking fund.

19.                               PREEMPTION

Holders of Series 2 Units shall not have any rights of preemption with regard to any Partnership Interests.

SCHEDULE A

EXCHANGE NOTICE

To:                             Brookfield Property L.P. (the “Partnership”)

This notice is given pursuant to Section 7.1 of Part III of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”) and all capitalized terms used in this notice but not herein defined have the meanings ascribed to them in the Unit Provisions.

The undersigned hereby notifies the Partnership that, the undersigned irrevocably elects to exchange:

•                                          all Series 2 Unit(s) represented by the certificate or book-entry share attached to this Exchange Notice; or

•                                                 of the Series 2 Units(s) represented by the certificate or book-entry share attached to this Exchange Notice,

for BPY Units in the manner specified in, and in accordance with, Section 7 of the Unit Provisions.

In accordance with Section 7 of the Unit Provisions, the undersigned herewith surrenders the certificate or book-entry share attached to this Exchange Notice and directs that the BPY Units issuable and deliverable upon the exchange be issued to the Person indicated below. (If BPY Units are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Certificates representing the BPY Units will be available, on and after the Exchange Date, to be picked up at [address to be inserted].

The undersigned hereby acknowledges that the undersigned is aware that the BPY Units received upon exchange may be subject to restrictions on resale under applicable securities law.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐                                    (A) the undersigned holder at the time of exchange of the Series 2 Unit(s) (i) is not in the United States, (ii) is not exchanging the Series 2 Unit(s) for the account or benefit of a person in the United States, (iii) is not a U.S. person, (iv) did not execute or deliver this exchange notice in the United States and (v) delivery of the BPY Unit(s) to be exchanged for the Series 2 Unit(s) will not be made to an address in the United States; or

☐                                    (B) the undersigned holder is either (i) a holder in the United States, (ii) executing or delivering this exchange notice in the United States, (iii) a U.S. person, or (iv) requesting delivery of the BPY Unit(s) to be exchanged for the Series 2 Unit(s) in the United States, and the undersigned holder has delivered to Brookfield Property Partners L.P. (the “Company”) and the Company’s transfer agent, CST Trust Company, (a) a completed and executed U.S. Purchaser Certification in substantially the form attached to as Schedule B to Part III of Schedule A to the Limited Partnership Agreement or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Company to the effect that with respect to the BPY Unit(s) to be delivered upon exchange, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Company and CST Trust Company may require evidence to verify the foregoing representations.

The undersigned hereby represents and warrants to the Partnership that the undersigned is the sole registered and beneficial owner of the Series 2 Unit(s) to be acquired by the Partnership, free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests.

(Date)

(Signature of Registered Unitholder)

(Guarantee of Signature)

NOTE: This panel must be completed and the certificate or book-entry share attached to this Exchange Notice, together with such additional documents as the Transfer Agent and the Partnership may require, must be deposited at [address to be inserted].

(Name of Person in Whose Name Securities and/or Cheque(s)
Are to be Registered, Issued or Delivered (please print))

(Street Address or P.O. Box)

(City, Province/State, Country and Postal/Zip Code)

(Signature of Registered Unitholder)

Guarantor’s signature

NOTE: If this Exchange Notice is for less than all of the Series 2 Unit(s) represented by this certificate or book-entry share, a certificate representing the balance of the Series 2 Units will be issued and registered in the name of the unitholder as it appears on the register of the Partnership.

SCHEDULE B

U.S. PURCHASER CERTIFICATION

TO:                           Brookfield Property Partners L.P. (the “Company”)

Brookfield Property L.P. (the “Partnership”)

AND TO:                                             CST Trust Company as Transfer Agent

We are delivering this letter in connection with the exchange of Series 2 Units of the Partnership for BPY Units of the Company pursuant to Section 7.1 of Part III of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”). All capitalized terms used herein but not herein defined have the meanings ascribed to them in the Unit Provisions.

We hereby confirm that

(a)                                 we are an “accredited person” defined under Rule 501(a) of the U.S. Securities Act;

(b)                                 we are acquiring the BPY Units for our own account;

(c)                                  we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of acquiring the BPY Units;

(d)                                 we are not acquiring the BPY Units with a view to distribution thereof or with any present intention of offering or selling any of the BPY Units, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144, if available, and in accordance with any applicable U.S. state securities or “blue sky” laws;

(e)                                  we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to exchange the Series 2 Units for BPY Units; and

(f)                                   we acknowledge that we are not acquiring the BPY Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the BPY Units are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act and have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. We further understand that any BPY Units acquired by us will bear a legend reflecting the fact that we will not offer, sell or otherwise transfer any of the BPY Units, directly or indirectly, unless the sale is (A) to the Company; (B) made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, (C) in accordance with Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable U.S. state securities laws, (D) in another transaction that does not require registration under the U.S. Securities Act, and, in each case, in accordance with applicable U.S. state securities laws; provided that, in the case of transfers pursuant to (C) or (D) above, a legal opinion in form and substance reasonably satisfactory to the Company must first be provided that the sale of such securities is not required to be registered under the U.S. Securities Act.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

DATED this day of , 20 .

(NAME OF U.S. PURCHASER)

By:
Name:
Title:

SCHEDULE C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                           Brookfield Property Partners L.P. (the “Company”)

AND TO:                                             CST Trust Company, as Transfer Agent

The undersigned (a) acknowledges that the sale of the securities of Brookfield Property Partners L.P. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an affiliate (as that term is defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another designated offshore securities market (as that term is defined in Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:		Dated:
Signature

Name (please print)

PART IV

CLASS A PREFERRED UNITS - SERIES 3

1.                                      DESIGNATION

The third series of Class A Preferred Units shall consist of 24,000,000 preferred limited partnership interests which shall be designated as Class A Preferred Units, Series 3 (hereinafter referred to as the “Series 3 Units”) and shall have attached thereto the rights, privileges, restrictions and conditions set out herein.

2.                                      DEFINITIONS

The following definitions shall be for the purpose of Part IV of this Schedule A:

2.1                               “Base Distribution” has the meaning ascribed thereto in Section 4.1.1.

2.2                               “Capital Reorganization” has the meaning ascribed thereto in Section 9.1.5.

2.3                               “Change in Tax Law” means a change in U.S. tax Law or administrative practice (including the issuance of Treasury Regulations in temporary or final form, revenue rulings, notices, and announcements, but in the case of a notice or announcement, only to the extent such notice or announcement indicates an intention to issue Treasury Regulations or a revenue ruling that would result in a change in Law, but excluding any private letter rulings, technical advice memoranda or other non-precedential or non-binding authorities) or a judicial decision.

2.4                               “Closing Price” means the closing sale price or, if no closing sale price is reported, the last reported sale price of the BPY Units on the Securities Exchange on the date of determination, or, if the BPY Units are not then listed on a Securities Exchange, the Closing Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.5                               “Current Market Price” means:

2.5.1                     the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination; or

2.5.2                     if the BPY Units are not then listed on a Securities Exchange, the Current Market Price will be determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate, and provided further that any such selection, opinion or determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.6                               “Distribution Payment Dates” has the meaning ascribed thereto in Section 4.1.1.

2.7                               “Equity Securities” means securities carrying the right to participate in earnings to an unlimited degree.

2.8                               “Excess Distribution” means the amount, if any, by which (x) the greater of (i) the aggregate distributions (including any ordinary and extraordinary distributions) declared in any Quarter on the Exchange Number of BPY Units and (ii) the aggregate distributions (including any ordinary and extraordinary distributions) paid in any Quarter on the Exchange Number of Redemption-Exchange Units divided by the Exchange Ratio, exceeds (y) the Base Distribution in such Quarter with respect to one Series 3 Unit; provided that the Base Distribution for the period from the Issue Date to December 31, 2014 shall be deemed to be, for the purposes of calculating the Excess Distribution only, $0.42188 per Series 3 Unit.

2.9                               “Excess Distribution Payment” has the meaning ascribed thereto in Section 4.1.2.

2.10                        “Exchange Consideration” has the meaning ascribed thereto in Section 7.2.1.

2.11                        “Exchange Date” has the meaning ascribed thereto in Section 7.2.1.

2.12                        “Exchange Notice” has the meaning ascribed thereto in Section 7.1.

2.13                        “Exchange Number” means 0.97276, subject to adjustment from time to time in accordance with Section 9.

2.14                        “Exchange Preferred Units” has the meaning ascribed thereto in Section 7.1.

2.15                        “Exchange Price” means, for each Series 3 Unit, an amount equal to the Issue Price divided by the Exchange Number, which on the Issue Date is $25.70.

2.16                        “Fair Market Value” means, as at any date:

2.16.1              for a BPY Unit, the Current Market Price; or

2.16.2              for a security listed and posted on a stock exchange (other than a BPY Unit), the volume-weighted average trading price during the previous 20 consecutive trading days ending on the fifth trading day prior to the date of determination, according to the official price quotations of the stock exchange, provided that, for a security listed and posted on more than one stock exchange, the price quotations used shall be those of the stock exchange on which the greatest volume of trading in the security occurs as determined by the Managing General Partner; or

2.16.3              for any other security or property that is not cash, the fair market value thereof at such date as, determined by the Managing General Partner, based upon the advice of such qualified independent financial advisors as the Managing General Partner may deem to be appropriate; or

2.16.4              for any property that is cash, the amount thereof.

each such determination by the Managing General Partner will be conclusive and binding, absent manifest error.

2.17                        “Freely Tradable” means, in respect of shares of capital of any class of any corporation or limited partnership units of any class of any limited partnership, shares or limited partnership units, as the case may be, which can be traded by the holder thereof without any restriction other than pursuant to applicable securities laws.

2.18                        “Initial Holder” means the holder to which all of the Series 3 Units are initially issued on the Issue Date and any Affiliate of such holder who holds Series 3 Units from time to time.

2.19                        “Initial Redemption Date” means December 31, 2018.

2.20                        “Issue Date” has the meaning ascribed thereto in Section 3.1.

2.21                        “Issue Price” means $25.00.

2.22                        “Maturity Date” has the meaning ascribed thereto in Section 5.3.

2.23                        “NYSE” has the meaning ascribed thereto in Section 2.35.

2.24                        “Ordinary BPY Distribution” means a regularly scheduled quarterly distribution, declared and paid on the BPY Units that is not a “special” or “extraordinary” distribution or exceeds a level which is reasonably expected to continue in subsequent Quarters.

2.25                        “Post-Distribution Price” has the meaning ascribed thereto in Section 9.1.3.

2.26                        “Preferred Call Notice” has the meaning ascribed thereto in Section 8.2.1.

2.27                        “Preferred Call Right” has the meaning ascribed thereto in Section 8.1.

2.28                        “Redemption Consideration” has the meaning ascribed thereto in Section 5.1.

2.29                        “Redemption Date” has the meaning ascribed thereto in Section 5.4.1.

2.30                        “Redemption Notice” has the meaning ascribed thereto in Section 5.1.

2.31                        “Redemption Price” means for each Series 3 Unit, an amount equal to the aggregate of:

2.31.1              $25.00 per Series 3 Unit; plus

2.31.2              an amount equal to the full amount of all distributions accrued (whether or not declared) and unpaid on such Series 3 Unit up to (but excluding) the date of payment.

2.32                        “Regulation D” means Regulation D as promulgated by the SEC under the U.S. Securities Act.

2.33                        “Regulation S” means Regulation S as promulgated by the SEC under the U.S. Securities Act.

2.34                        “Reorganization Event” has the meaning ascribed thereto in Section 9.2.1.

2.35                        “Right to Exchange” has the meaning ascribed thereto in Section 7.1.

2.36                        “Right to Redeem” has the meaning ascribed thereto in Section 5.1.

2.37                        “SEC” means the United States Securities and Exchange Commission.

2.38                        “Section 9.1.1 Transaction” has the meaning ascribed thereto in Section 9.1.1.

2.39                        “Securities Exchange” means the New York Stock Exchange (“NYSE”) or, if the BPY Units are not then listed on the NYSE, the stock exchange that the BPY Units are then listed on, provided that, if the BPY Units are listed on more than one stock exchange (neither of which are the NYSE), the “Securities Exchange” shall be the stock exchange on which the greatest volume of trading in the BPY Units occurs.

2.40                        “Series 3 Units” has the meaning ascribed thereto in Section 1.

2.41                        “Specified Fraction” has the meaning ascribed thereto in Section 4.1.3.

2.42                        “Substantial Issuer Bid” has the meaning ascribed thereto in Section 9.1.4.

2.43                        “Transaction Value” has the meaning ascribed thereto in Section 9.2.1.

2.44                        “Transfer Agent” means the Partnership or any transfer agent appointed from time to time to act as registrar and transfer agent for the Series 3 Units.

2.45                        “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

2.46                        “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

2.47                        “U.S. Legend” has the meaning ascribed thereto in Section 16.1.

2.48                        “U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act.

2.49                        “U.S. Purchaser Certification” means the U.S. Purchaser Certification in substantially the form of Schedule B to this Part IV.

2.50                        “U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.51                        “Valuation Period” has the meaning ascribed thereto in Section 9.1.3.

Unless otherwise stated, all references in Part IV of this Schedule A to Sections or subsections refer to Sections or subsections of Part IV of Schedule A.

3.                                      ISSUE DATE AND CONSIDERATION FOR ISSUE

3.1                               The Series 3 Units shall be dated as of December 3, 2014 (the “Issue Date”); provided however, that distributions on the Series 3 Units shall only accrue from and after January 1, 2015.

3.2                               The consideration for the issue of each Series 3 Unit shall be $25.00.

4.                                      DISTRIBUTIONS

4.1                               Payment of Distributions

4.1.1                     The holders of the Series 3 Units shall be entitled to receive, and the Partnership shall pay thereon, if, as and when declared by the Managing General Partner, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a fixed cumulative preferential cash distribution equal to $1.6875 per Series 3 Unit per annum (the “Base Distribution”) less any tax required to be deducted and withheld, payable in lawful money of the United States in equal quarterly amounts on the last day of each of the months of March, June, September and December in each year (the “Distribution Payment Dates”) up to but excluding the applicable Maturity Date. The record date for the payment of the Base Distribution will be the first day of the calendar month during which a Distribution Payment Date falls or such other record date, if any, as may be fixed by the Managing General Partner that is not more than 30 nor less than 10 days prior to such Distribution Payment Date. Any such day will be the record date whether or not such day is a Business Day.

4.1.2                     Subject to Section 4.1.3, if in any Quarter the Excess Distribution is a positive number, the holders of Series 3 Units shall be entitled to receive on the Distribution Payment Date for that Quarter, and the Partnership shall pay thereon, out of moneys of the Partnership properly applicable to the payment of distributions and without regard to the income of the Partnership, a further cumulative preferential cash distribution in an amount per Series 3 Unit equal to the Excess Distribution (the “Excess Distribution Payment”) less any tax required to be deducted and withheld. For example, if, in a particular Quarter and assuming no anti-dilution adjustments have occurred, BPY declared a distribution of $0.50 per Unit on the BPY Units, then a holder of Series 3 Units would receive an additional $0.064505 being: ($0.50 multiplied by the Exchange Number

(0.97276)) less the quarterly Base Distribution ($1.6875/4) for each Series 3 Unit held.

4.1.3                     Subject to Section 4.1.1, for any period that is less than a full Quarter with respect to any Series 3 Unit (i) that is issued, redeemed, exchanged or purchased during such Quarter or (ii) in respect of which assets of the Partnership are distributed to the holders thereof pursuant to Section 14 during such Quarter, the Base Distribution shall be deemed to accrue on a daily basis and shall be equal to the amount calculated by multiplying the amount that would otherwise be payable for a full Quarter by the Specified Fraction. “Specified Fraction” means a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) during which the Series 3 Unit is in issue and the denominator is the number of days in such Quarter (including the day at the beginning thereof and excluding the Distribution Payment Date at the end thereof).

4.1.4                     The first Distribution Payment Date will be March 31, 2015, and the amount payable on such date will be $0.390625 per Series 3 Unit, being the Base Distribution for the period from January 1, 2015 to March 31, 2015. No Base Distribution shall accrue during the period from the Issue Date to December 31, 2014.

4.1.5                     For so long as Series 3 Units remain issued and outstanding, if the distributions are not paid in full (or declared and a sum sufficient for the full payment is not so set apart) on any Distribution Payment Date on the Series 3 Units and any Parity Securities, distributions declared on the Series 3 Units and such Parity Securities shall only be declared pro rata based upon the respective amounts that would have been paid on the Series 3 Units and such Parity Securities had dividends been declared and paid in full.

4.1.6                The holders of the Series 3 Units shall not be entitled to any distributions other than or in excess of the Base Distribution and the Excess Distribution Payment. For greater certainty, nothing in this Section 4.1.6 shall prevent holders of Series 3 Units from participating in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4, solely at the discretion of the Partnership and subject to TSX approval, as if they had exchanged their Series 3 Units immediately prior to the effective date or record date of the event.

4.2                               Cumulative Payment of Distributions

If on any Distribution Payment Date, the Base Distribution or the Excess Distribution Payment accrued to such date is not paid in full on all of the Series 3 Units then Outstanding, such distributions, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Managing General Partner.

4.3                               Method of Payment

All Base Distributions and Excess Distribution Payments shall be paid by the Partnership directly or through the Transfer Agent or through any other Person or agent to the holders of Series 3 Units according to their holdings as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of assignment or otherwise.

5.                                      REDEMPTION

5.1                               Optional Redemption

Subject to the right of the holders of the Series 3 Units to require the Partnership to exchange any or all of the Series 3 Units in accordance with Section 7 and subject to Section 7.3, the Partnership may, upon giving notice in writing as hereinafter provided (the “Redemption Notice”) at its option at any time commencing on the Initial Redemption Date and prior to the Maturity Date provided that the Current Market Price determined on the Business Day preceding the date on which the Redemption Notice is given is not less than 135% of the Exchange Price, redeem all, or from time to time any part, of the then Outstanding Series 3 Units

(the “Right to Redeem”) by payment to the holders of such Series 3 Units an amount for each Series 3 Unit so redeemed equal to the Redemption Price (less any tax required to be deducted and withheld). Payment of the Redemption Price will be satisfied in full by the Partnership causing to be delivered, for each Series 3 Unit being redeemed, (x) such number of Freely Tradable BPY Units obtained by dividing the Issue Price by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Series 3 Unit (together, the “Redemption Consideration”; provided that for purposes of Section 5.3 the Current Market Price will be determined on the Business Day preceding the Maturity Date). Notwithstanding anything contained herein to the contrary, the Partnership shall not redeem any of the Series 3 Units under this Section 5.1 at any time that the BPY Units are not listed on the NYSE, TSX or other national securities exchange in the United States or Canada.

5.2                               Partial Redemption

In case only a part of the Series 3 Units is to be redeemed at any time, the Series 3 Units to be redeemed shall be selected pro rata from the holders of the Series 3 Units in proportion to the number of Series 3 Units held by such holders, by lot or some other method as the Managing General Partner in its sole discretion determines to be fair and equitable.

5.3                               Mandatory Redemption

Subject to 7.3, on December 31, 2026 (the “Maturity Date”), if such Series 3 Units have not been exchanged, redeemed or purchased by the Partnership, the Partnership shall redeem the then Outstanding Series 3 Units by payment to each applicable holder of the Series 3 Units, of the Redemption Price (less any tax required to be deducted and withheld) in the form of the Redemption Consideration.

5.4                               Method of Redemption

5.4.1                     The Partnership shall, at least 30 days and not more than 60 days before the Maturity Date or any other date fixed for redemption (the “Redemption Date”), send or cause to be sent to the holders of the Series 3 Units to be redeemed a Redemption Notice setting out: (i) that the Partnership’s Right to Redeem has been exercised or that the Maturity Date is up-coming; (ii) the number of the Series 3 Units held by the holder to whom it is addressed which are to be redeemed; (iii) the Redemption Price; (iv) the Redemption Date; (v) the formula for determining the Redemption Price; (vi) that upon presentation and surrender of the certificates or book-entry shares for the Series 3 Units to be redeemed, the holders of such Series 3 Units will obtain payment as specified in Section 5 in respect of the Series 3 Units being redeemed, specifying where the payment (in the form of the Redemption Consideration) will be available for pick up, and that, if requested in writing by a holder of Series 3 Units and provided that commercial courier service is available in respect of the relevant destination, such payment will be delivered to such holders by courier at the holder’s expense; and (vii) any other matters the Partnership may deem appropriate.

5.4.2                     On the Redemption Date, subject to Section 7.3, the Partnership shall make available or, if requested by the holder, cause to be delivered to each holder of Series 3 Units to be redeemed the Redemption Price (in the form of the Redemption Consideration) upon presentation and surrender of the certificate or certificates or book-entry share or shares for such Series 3 Units at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership in the Redemption Notice, together with such other documents and instruments as may be required to effect a transfer of Series 3 Units under the Limited Partnership Act and the Agreement. The Partnership will: (i) make the aggregate Redemption Price for Series 3 Units held by a holder available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified by the Partnership in the Redemption Notice, on the Redemption Date; or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the aggregate Redemption Price payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable on or after the Redemption Date or such later date as the holder may request. On and after the Redemption Date, the holders of the Series 3 Units called for redemption will cease to be holders of the Preferred Units to be redeemed and will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, and will not be entitled to receive any distributions in respect thereon (including to avoid double payment distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 3 Units on a record date for the payment of a distribution), unless payment of the aggregate Redemption Price deliverable to a holder for Series 3 Units is not be made upon presentation and surrender of the holder’s Series 3 Units in accordance with the foregoing provisions, in which case the rights of the holder will remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. In the case of a redemption pursuant to Section 5.1, if only a part of the Series 3 Units represented by any certificate or book-entry share is redeemed, a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 3 Units at the expense of the Partnership.

5.4.3                     No fractional BPY Units shall be delivered in connection with the delivery of the Redemption Consideration on the Redemption Date in accordance with this Section 5, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the date of the Redemption Notice, if the redemption is pursuant to Section 5.1 or the Business Day preceding the Maturity Date, if the redemption is pursuant to Section 5.3).

5.4.4                     The Partnership will have the right at any time after the sending of the Redemption Notice to deposit or cause to be deposited any cash portion of the Redemption Consideration in a custodial account with any chartered bank or trust company in Canada named in the Redemption Notice and any interest allowed on such deposit will belong to the Partnership. Provided that the cash portion of the Redemption Consideration has been so deposited prior to the Redemption Date and that the remaining portion of the total Redemption Consideration has otherwise been paid in accordance with Section 5.4.2, on and after the Redemption Date, the Series 3 Units will be redeemed and the rights of the holders thereof after the Redemption Date will be limited to receiving their proportionate part of the total Redemption Price for such Series 3 Units so deposited, against presentation and surrender of the said certificates or book-entry shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Series 3 Units will thereafter be considered and deemed for all purposes to be holders of the BPY Units delivered to them. Any funds so deposited which remain unclaimed on the date which is two years from the Redemption Date shall be forfeited to the Partnership and paid over to or as directed by the Partnership and the former holders of the Series 3 Units shall thereafter have no right to receive their respective entitlement to the Redemption Price.

6.                                      PURCHASE FOR CANCELLATION

Subject to the provisions of Section 10, the Partnership may purchase for cancellation at any time all or from time to time the whole or any part of the Outstanding Series 3 Units. Series 3 Units so purchased shall be cancelled.

7.                                      EXCHANGE OF SERIES 3 UNITS

7.1                               Exchange at Option of Holder

Notwithstanding the delivery of a Redemption Notice and subject to applicable Laws, a holder of the Series 3 Units shall have the right (“Right to Exchange”), exercisable at any time and from time to time, to require the Partnership to exchange any or all of the Series 3 Units registered in the name of such holder for consideration per Series 3 Unit equal to the Exchange Number of Freely Tradable BPY Units plus all accrued (whether or not declared) and unpaid cash distributions on such Series 3 Units (less any tax required to be deducted and withheld), which will be satisfied by the Partnership causing to be delivered to such holder the Exchange Consideration on the Exchange Date. The holder must give notice of a requirement to exchange by presenting and surrendering at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the holders of Series 3 Units from time to time the certificate or certificates or book-entry share or shares representing the Series 3 Units that the holder desires to have the Partnership exchange, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, together with such other documents and instruments as may be required to effect a transfer of Series 3 Units under the Limited Partnership Act, the Agreement, together with a duly executed statement (the “Exchange Notice”) in the form of Schedule A to this Part IV or in such other form as may be acceptable to the Partnership specifying that the holder desires to have all or any number specified therein of the Series 3 Units represented by such certificate or certificates or book-entry shares or shares (the “Exchange Preferred Units”) exchanged by the Partnership; provided that the Exchange Notice must be delivered prior to the close of business on the earlier of: (i) the Maturity Date; and (ii) the Business Day preceding any applicable Redemption Date.

7.2                               Method of Exchange

7.2.1                     In the case of an exchange of Series 3 Units under this Section 7, upon receipt by the Partnership or the Transfer Agent in the manner specified in Section 7.1 of a certificate or book-entry share representing the number of Series 3 Units which the holder desires to have the Partnership exchange, together with an Exchange Notice, the Partnership will exchange the Exchange Preferred Units effective at the close of business on the fifth Business Day following the date of the Exchange Notice (the “Exchange Date”). Payment for the Exchange Preferred Shares will be satisfied in full by the delivery of, for each Exchange

Preferred Unit, (x) the Exchange Number of Freely Tradable BPY Units, such units to be duly issued, fully paid and non-assessable and free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest, and, (y) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions, less any tax required to be deducted and withheld, on such Exchange Preferred Unit (together, the “Exchange Consideration”). The Partnership shall satisfy its obligation to deliver the Exchange Consideration by, on the Exchange Date, (i) making the aggregate Exchange Consideration available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Maturity Notice, Redemption Notice or Exchange Notice, as applicable; or (ii) at the written request of such holder pursuant to the Exchange Notice and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, delivering or causing to be delivered the Exchange Consideration to the relevant holder at the address specified in the holder’s Exchange Notice. If only a part of the Series 3 Units represented by any certificate or book-entry share is exchanged a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 3 Units at the expense of the Partnership.

7.2.2                     On and after the close of business on the Exchange Date, the holder of the Exchange Preferred Units will cease to be a holder of such Exchange Preferred Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Exchange Consideration, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Exchange Preferred Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 3 Units in accordance with the foregoing provisions, payment of the aggregate Exchange Consideration to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Exchange Consideration has been delivered in the manner hereinbefore provided. On and after the close of business on the Exchange Date, provided that presentation and surrender of the holder’s Series 3 Units and payment of such aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Exchange Preferred Units so exchanged by the Partnership will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder.

7.2.3                     Notwithstanding any other provision of this Section 7 if:

(i)                  the exercise of the rights of the holders of the Series 3 Units to require the Partnership to exchange any Series 3 Units pursuant to this Section 7 on any Exchange Date would require listing approval or any similar document to be issued in order to obtain the approval of the TSX and/or the NYSE to the listing and trading (subject to official notice of issuance) of the BPY Units that would be required to be delivered to such holders of Series 3 in connection with the exercise of such rights; and

(ii)               as a result of (i) above, it would not be practicable (notwithstanding the reasonable endeavours of BPY) to obtain such approvals in time to enable all or any of such Units to be admitted to listing and trading by the TSX and/or the NYSE (subject to official notice of issuance) when so delivered, the Exchange Date will, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Exchange Notice, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 7.2.3(i) are obtained, and (ii) the date which is 30 Business Days after the date on which the relevant Exchange Notice is received by the Partnership, and references in this Section 7 to such Exchange Date will be construed accordingly.

7.2.4                     No fractional BPY Units shall be delivered in connection with the delivery of the Exchange Consideration on the Exchange Date in accordance with this Section 7, but in lieu thereof, the Partnership shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Exchange Date).

7.3                               Automatic Exchange

If on the Business Day preceding any Redemption Date the value of the Exchange Number of BPY Units to be received by a holder of the Series 3 Units upon exercise of the Right to Exchange for one Series 3 Unit (which value shall be determined using the Current Market Price determined on the Business Day preceding the Redemption Date) exceeds the Issue Price, the holder shall be deemed to have exercised the Right to Exchange with respect to all of such holder’s Series 3 Units to be redeemed on the Redemption Date, unless the holder provides written notice to the Partnership prior to such Business Day specifying that the Series 3 Units are not to be so exchanged.

8.                                      PREFERRED CALL RIGHT

8.1                               Preferred Call Right

At any time the Partnership is required to make available or deliver BPY Units to the holder of Series 3 Units, BPY shall have the right (the “Preferred Call Right”) to acquire all (but not less than all) the Series 3 Units (and all rights in respect thereof, including rights to declared but unpaid distributions) to be redeemed, pursuant to Section 5, or exchanged, pursuant to Section 7, in consideration for the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable.

8.2                               Exchange of Series 3 Units for BPY Units

8.2.1                     The Partnership shall notify BPY of each Redemption Date and Exchange Date, at least four Business Days prior to such date. At any time within two Business Days from the date of BPY’s receipt of such notice, BPY may elect to exercise the Preferred Call Right and shall give written notice to the Partnership and to the holder of the Series 3 Units of such election (the “Preferred Call Notice”). The Preferred Call Notice shall contain all relevant information, and shall be presented together with all related certificates, book-entry shares and documents that the Partnership may reasonably require or as may be required by applicable Law to effect the Preferred Call Right.

8.2.2       If BPY exercises its Preferred Call Right, on the Redemption Date or Exchange Date, as applicable, the holder will deliver to BPY the certificate or certificates or book-entry share or shares representing the Series 3 Units being sold pursuant to the Preferred Call Right on such date, together with such other documents and instruments as may be required to effect a transfer of Series 3 Units under the Limited Partnership Act, the Agreement and such additional documents and instruments as the Transfer Agent, the Partnership and BPY may reasonably require. Concurrently with such delivery, BPY shall (i) make the aggregate Redemption Consideration or the aggregate Exchange Consideration, as applicable, available to be picked up at the registered office of the Partnership or at any office of the Transfer Agent, as may be specified in the Redemption Notice or Exchange Notice, as applicable, or (ii) at the written request of such holder and at the expense of such holder, provided that commercial courier service is available in respect of the relevant destination, deliver or cause to be delivered, by courier, the consideration payable to such holder at the address of such holder recorded in the register of the Partnership or at a different address as such holder may direct in writing in a manner satisfactory to the Transfer Agent, as soon as practicable after the Redemption Date or Exchange Date, as applicable, or such later date as the holder may request. The BPY Units issued to the holder of the Series 3 Units shall be duly issued, fully paid and non-assessable, free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest. Other than as specifically contemplated in the Agreement, the BPY Units issued to any holder of Series 3 Units pursuant to Section 8.2.1 will be issued in accordance with the BPY Partnership Agreement.

8.2.3       On and after the close of business on the Redemption Date or Exchange Date, as applicable, the holder of the Series 3 Units acquired by BPY will cease to be a holder of such Series 3 Units and will not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Redemption Consideration or Exchange Consideration, as applicable, and will not be entitled to receive any distributions in respect thereon (including distributions that the holder would otherwise be entitled to receive by virtue of being the holder of the Series 3 Units on a record date for the payment of a distribution), unless upon presentation and surrender of the holder’s Series 3 Units in accordance with the foregoing provisions, payment of the aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, to such holder will not have been made, in which case the rights of such holder will remain unaffected until such aggregate Redemption Consideration or aggregate Exchange Consideration, as applicable, has been delivered in the manner hereinbefore provided. On and after the close of business on the Redemption Date or Exchange Date, as applicable, provided that presentation and surrender of the holder’s Series 3 Units and payment of such aggregate Redemption Consideration or aggregate Exchange Consideration has been made in accordance with the foregoing provisions, the holder of the Series 3 Units acquired by BPY will thereafter be considered and deemed for all purposes to be a holder of the BPY Units delivered to such holder, and BPY shall thereafter be considered and deemed for all purposes to be a holder of the Series 3 Units and shall receive the full amount of any distributions declared but unpaid as of such date.

8.2.4       The Managing General Partner and the Partnership shall take all steps necessary under this Agreement to effect the transfer of such Series 3 Units, including the registration of such transfer in the Partnership’s register of Limited Partners and by issuing such Series 3 Units in the name of BPY representing the Series 3 Units transferred to BPY in accordance with this Section 8.2, without expense to BPY.

8.2.5       If only a part of the Series 3 Units represented by any certificate or book-entry share is purchased by BPY pursuant to its Preferred Call Right a new certificate will be issued to the holder, or an adjustment will be made to the applicable book-entry account, for the balance of such Series 3 Units at the expense of the Partnership.

8.2.6       No fractional BPY Units shall be delivered in connection with the exercise of the Preferred Call Right, but in lieu thereof, BPY shall pay the cash equivalent of such fraction (which amount shall be determined by multiplying the relevant fraction of a BPY Unit by the Current Market Price determined on the Business Day preceding the Redemption Date or Exchange Date, as applicable).

8.3         Exchange of Series 3 Units for Managing General Partner Units

Immediately following BPY’s purchase of Series 3 Units, BPY shall exchange such Series 3 Units for (i) that number of Managing General Partner Units equal to the number of BPY Units included in the Redemption Consideration or the Exchange Consideration, as applicable, and (ii) if applicable, a cheque in the amount of all accrued (whether or not declared) and unpaid cash distributions on such Series 3 Units, less any tax required to be deducted and withheld. In addition to any other Units previously held by BPY, BPY will be considered and deemed for all purposes to be the holder of the number of Managing General Partner Units equal to the number of Series 3 Units exchanged pursuant to the Preferred Call Right.

8.4         Delegation of Rights and Obligations

BPY may designate another member of the BPY Group to exercise its rights (to deliver the Exchange Consideration or the Redemption Consideration, as applicable) in this Section 8.

9.             ADJUSTMENTS

9.1          Adjustment upon Consolidation, Subdivision, Distributions or Repurchases

9.1.1       If BPY shall, after the Issue Date (i) fix a record date for the payment of a stock distribution or the making of a distribution with respect to BPY Units in BPY Units to all or substantially all of the holders of the BPY Units, (ii) subdivide or redivide the BPY Units into a greater number of units, or (iii) reduce, combine or consolidate the BPY Units into a smaller number of units (any of such events in clauses (i), (ii) and (iii) being herein called a “Section 9.1.1 Transaction”), then, in any such event, the Exchange Number shall be adjusted, effective immediately after the record date in the case of clause (i) or the effective date in the case of clauses (ii) and (iii), so that each holder of the Series 3 Units shall thereafter be entitled to receive upon exchange of Series 3 Units pursuant to the Right to Exchange, the number of the Freely Tradable BPY Units which such holder would have owned or been entitled to receive immediately following any Section 9.1.1 Transaction had such Series 3 Units been exchanged immediately prior to the record date in the case of clause (i) or the effective date in the case of clauses (ii) or (iii), such adjustment to be made such that the applicable number will equal the number determined by multiplying the Exchange Number in effect immediately prior to the record date or the effective date, as the case may be, by a fraction, the numerator of which shall be the number of BPY Units outstanding immediately after giving effect to, and solely as a result of, such Section 9.1.1 Transaction and the denominator of which shall be the number of BPY Units outstanding immediately prior to the effectiveness of the Section 9.1.1 Transaction.

9.1.2       If BPY shall, after the Issue Date, fix a record date for the issue of options, rights or warrants to all or substantially all of the holders of the BPY Units entitling them for a period up to 45 days from the date of issuance of such options, rights or warrants to subscribe for or purchase BPY Units or securities convertible or exchangeable into BPY Units at a price per unit (or having a conversion or exchange price per unit) less than the Current Market Price on the earlier of such record date and the date on which BPY publicly announces its intention to make such issuance, then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units offered for subscription or purchase pursuant to such options, rights or warrants and the denominator of which shall be the number of BPY Units outstanding at 4:59 p.m. (Toronto time) on such record date, plus such number of additional BPY Units which the aggregate offering price of the total number of BPY Units so offered for subscription or purchase pursuant to such options, rights or warrants would purchase at such Current Market Price, which shall be determined by multiplying such total number of units by the exercise price of such options, rights or warrants and dividing the product so obtained by such Current Market Price. To the extent that such options, rights or warrants expire without being exercised (or such convertible or exchangeable securities expire without being converted or exchanged), the Exchange Number shall be readjusted to the number which would then be in effect had such adjustments for the issuance of such options, rights or warrants been made upon the basis of only the number of BPY Units actually delivered.

9.1.3       If BPY shall, after the Issue Date, fix a record date for the making of a distribution to all or substantially all of the holders of the BPY Units of (i) Partnership Interests other than the BPY Units; (ii) rights, options or warrants to subscribe for or purchase any of its securities (other than those referred to in Section 9.1.2); or (iii) cash, evidence of indebtedness, securities, non-cash dividends not otherwise made the subject of adjustments pursuant to this Section 9 or other property or assets (other than cash distributions that constitute Ordinary BPY Distributions, distributions paid in lieu of Ordinary BPY

Distributions or that portion of cash distributions to holders of BPY Units resulting in holders of the Series 3 Units receiving an Excess Distribution Payment), then in each such case the Exchange Number shall be adjusted effective immediately after such record date so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the Current Market Price as at the earlier of such record date and the date on which BPY publicly announces its intention to make such distribution and the denominator of which shall be such Current Market Price less the Fair Market Value, as of such record date of the portion of the shares, cash, evidence of indebtedness, securities or other property or assets so distributed or of such rights, options or warrants which are applicable to one BPY Unit.

If the transaction that gives rise to an adjustment pursuant to this Section 9.1.3 is one pursuant to which the distribution or the making of a distribution with respect to the BPY Units consists of units, shares or other similar equity interests in, a Subsidiary or other business unit of BPY (e.g. a spin-off) or consists of any other securities, that are, or when issued, will be, traded on a securities exchange or quoted on a quotation facility in Canada, the United States or elsewhere, then, in any such event, the Exchange Number shall be adjusted, effective immediately after such record date, so that it will equal the number determined by multiplying the Exchange Number in effect at 4:59 p.m. (Toronto time) on such record date by a fraction, the numerator of which shall be the volume-weighted average trading price of the shares, similar equity interests or other securities distributed to holders of BPY Units applicable to one BPY Unit over each of the 20 consecutive trading days commencing on and including the trading day after the date on which “ex-distribution trading” commences for such units, shares, similar equity interests or other securities on the principal exchange or other market on which they are listed, quoted or traded (the “Valuation Period”) plus the volume-weighted average trading price of the BPY Units over the Valuation Period (the

“Post-Distribution Price”), and the denominator of which shall be the Post-Distribution Price.

To the extent that such distribution is not so made or to the extent that any such rights, options or warrants so distributed expire without being exercised, the Exchange Number shall be readjusted to the number which would then be in effect if such record date had not been fixed or to the number which would then be in effect based upon such shares, cash, evidence of indebtedness, securities or other property or assets actually distributed or based upon the number of securities actually delivered upon the exercise of such rights, options or warrants, as the case may be.

9.1.4       If BPY or any of its Subsidiaries shall, after the Issue Date, successfully complete a tender or exchange offer or substantial issuer bid (collectively, “Substantial Issuer Bid”) for the BPY Units where the cash and the value of any other consideration included in the payment per BPY Unit exceeds the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the ten trading day period following the expiration of the Substantial Issuer Bid, then the Exchange Number shall be adjusted effective immediately after the expiration of the Substantial Issuer Bid so that it will equal the number determined by multiplying the Exchange Number in effect immediately prior to the expiration of the Substantial Issuer Bid by a fraction, the numerator of which shall be the aggregate Fair Market Value payable in the Substantial Issuer Bid, plus the product of the volume-weighted average trading price of the BPY Units over each of the 20 consecutive trading days commencing on and including the fifth trading day after the expiration of the Substantial Issuer Bid by the number of BPY Units outstanding immediately after the expiration of the Substantial Issuer Bid (after giving effect to the purchase of all BPY Units accepted for purchase or exchange in the Substantial Issuer Bid), and the denominator of which shall be the Closing Price on the trading day immediately succeeding the expiration of the Substantial Issuer Bid multiplied by the number of BPY Units outstanding immediately prior to the expiration of the Substantial

Issuer Bid, including any BPY Units purchased. In the event that BPY, or one of its Subsidiaries, is obligated to purchase BPY Units pursuant to any such Substantial Issuer Bid, but BPY, or such Subsidiary, is permanently prevented by applicable Law from effecting any such purchases, or all such purchases are rescinded, then the Exchange Number shall be readjusted to be such Exchange Number that would then be in effect if such Substantial Issuer Bid had not been made.

9.1.5       If there is any reclassification of the BPY Units at any time outstanding or any change of the BPY Units, in either case, solely into other Equity Securities of BPY or a successor to BPY (including as a result of an amalgamation, arrangement, merger or similar transaction) (any such reclassification or change being called a “Capital Reorganization”), then each holder of a Series 3 Unit in respect of which the Right to Exchange or Right to Redeem is exercised or in respect of which payment is due on the Maturity Date, in any case following the effective date of such Capital Reorganization, will be entitled to receive, and shall accept, in lieu of the BPY Units to which such holder was theretofore entitled upon such exercise, the kind of Freely Tradable Equity Securities which such holder would have been entitled to receive immediately following such Capital Reorganization had such holder been the registered holder of the BPY Units to which such holder was entitled immediately prior to such Capital Reorganization. For the purpose of determining the number of such Equity Securities resulting from such Capital Reorganization to which each such holder is entitled, and must accept, and for all other purposes of Part IV of this Schedule A, each reference to BPY Units shall be deemed to be a reference to Equity Securities of the kind and number into which the BPY Units have been reclassified or changed resulting from such Capital Reorganization.

9.1.6       For purposes of this Section 9.1 all distributions of BPY Units (or securities convertible into or exchangeable for BPY Units), other securities, or other assets or property shall be deemed to occur at 5:00 p.m. (Toronto time) on the record date.

9.1.7       All adjustments to the Exchange Number shall be calculated to the nearest 1/10,000th of a BPY Unit (or if there is not a nearest 1/10,000th of a unit, to the next lower 1/10,000th of a unit).

9.1.8       No adjustment in the Exchange Number shall be made in respect of any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 if the holders of the Series 3 Units are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exchanged their Series 3 Units immediately prior to the effective date or record date of the event, as applicable, or, in the case of an event described in Section 9.1.3, to the extent that the holders of the Series 3 Units received an Excess Distribution Payment in respect of such event. For greater certainty, the holders of the Series 3 Units shall be entitled to participate in any event described in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4 as if they had exchanged their Series 3 Units immediately prior to the effective date or record date of the event solely at the discretion of the Partnership and subject to TSX approval, provided that if the holders of Series 3 Units do not participate in any such event, the Exchange Number shall be adjusted as set forth in in Sections 9.1.1(i), 9.1.2, 9.1.3 and 9.1.4.

9.1.9     No adjustment in the Exchange Number shall be required: (i) upon the issuance of BPY Units, other securities, property or assets by way of distribution in lieu of an Ordinary BPY Distribution to all or substantially all of the holders of the BPY Units; (ii) upon the issuance of any BPY Units pursuant to any present or future customary plan providing for the reinvestment of distributions or interest payable on interests of BPY and the investment, at market prices, of additional optional amounts in the BPY Units under any such plan; (iii) upon the repurchase of BPY Units pursuant to a normal course issuer bid; (iv) upon the issuance of any BPY Units or options or rights to purchase those BPY Units pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by BPY or any of its Subsidiaries or other Affiliates; (v) upon the issuance of any BPY Units pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date; and (vi) upon the issuance of any BPY Units or any other security of BPY in connection with acquisitions of assets or securities of another person, including with respect to any consolidation, amalgamation, arrangement, merger or similar transaction.

9.1.10     Notwithstanding any other provision herein, no adjustment shall be made in respect of an event otherwise requiring an adjustment under this Section 9.1 except to the extent such event is actually consummated.

9.1.11     If any event occurs that would trigger an adjustment in the Exchange Number pursuant to this Section 9 under more than one subsection hereof, such event, to the extent taken into account in any adjustment, shall not result in any other adjustment hereunder.

9.1.12     After adjustment in the Exchange Number pursuant to this Section 9, any subsequent event requiring an adjustment under this Section 9 shall cause an adjustment to such Exchange Number as so adjusted.

9.2          Adjustment upon Reorganization Event

9.2.1       In the event of (i) any consolidation, amalgamation, arrangement, merger or similar transaction of BPY, or of a successor to BPY, which does not result in holders of the BPY Units receiving solely Equity Securities of BPY or one or more successors to BPY, (ii) a take-over bid or similar transaction which results in not less than 90% of the outstanding BPY Units being owned by a single Person or group of Persons acting jointly or in concert, or (iii) any sale, lease or other disposition involving all or substantially all of the assets of BPY (any such event being herein referred to as a “Reorganization Event”), each Series 3 Unit Outstanding immediately prior to the Reorganization Event shall, without the consent of the holders of the Series 3 Units, remain outstanding, but the definition of “Exchange Consideration” will be adjusted to provide that each holder of the Series 3 Unit, upon exchange of the Series 3 Units pursuant to the Right to Exchange, will receive, with respect to each Series 3 Unit held, cash in an amount equal to the product of the Exchange Number and the Transaction Value. For this purpose, “Transaction Value” means (x) for any cash received in any such Reorganization Event, the amount of cash received per BPY Unit, (y) for any property other than cash or securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such property received per BPY Unit, and (z) for any securities received in any such Reorganization Event, an amount equal to the Fair Market Value of such securities received per BPY Unit, determined, in the case of each of clauses (y) and (z) as of the Exchange Date. Notwithstanding the foregoing, in lieu of delivering cash as provided above, the Partnership may at its option deliver an equivalent value of securities or other property received in such Reorganization Event, determined in accordance with clause (y) or (z) above, as applicable. The kind and amount of securities into which the Series 3 Units shall be so exchangeable at the election of the Partnership after a Reorganization Event shall be subject to adjustment as described in Section 9.1 mutatis mutandis following the date of completion of such Reorganization Event.

9.2.2                     The foregoing adjustments will be made successively whenever any Reorganization Event may occur.

9.3                               Notice of Adjustments and Certain Other Events

9.3.1                     Whenever the Exchange Number is adjusted as herein provided, the Partnership shall, as soon as practicable, compute the new Exchange Number and give notice to the holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the Exchange Number was calculated.

9.3.2                     As soon as practicable after BPY publicly announces that any of the events which could result in an adjustment pursuant to Section 9.1 or 9.2 has occurred, or will occur, then the Partnership shall as soon as practicable deliver to the holders of the Series 3 Units a notice stating (x) the record date as of which the holders of the BPY Units to be entitled to such dividend, issue or distribution are to be determined, or (y) the date on which such Section 9.1.1 Transaction, Capital Reorganization, Reorganization Event, or other action is expected to become effective.

10.                               CERTAIN RESTRICTIONS

So long as any of the Series 3 Units are outstanding, the Partnership shall not, without the approval of the holders of the Series 3 Units as a series, given as specified in Section 13:

(i)                                     declare, pay or set aside for payment any distributions in respect of the Junior Securities;

(ii)                                  call for redemption, redeem, purchase or otherwise pay off or retire for value any Junior Securities; or

(iii)                               make any payments pursuant to Section 5.2.4 of the Agreement;

provided that the restrictions set out in Sections 10(i), (ii) and (iii) will not apply if (x) all accrued and unpaid Base Distributions and Excess Distributions on the Outstanding Series 3 Units have been declared and paid or set aside for payment in full for all periods prior to the existing Quarter and (y) the regular record date for the existing Quarter has passed, the Base Distribution and any Excess Distributions on the Outstanding Series 3 Units have been declared in full for the existing Quarter; and provided, further, the restrictions set out in Section 10(ii) will not apply to the purchase of fractional interests in Junior Securities pursuant to the conversion or exchange provisions of such Junior Securities or the security being converted or exchanged.

11.                               VOTING RIGHTS

Except as required by Law or as otherwise provided herein, the holders of the Series 3 Units shall not be entitled as such to receive notice of, to attend or to vote at any meetings of the Partnership or have any right or authority to act for or bind the Partnership or to take part or in any way to interfere in the conduct or management of the Partnership.

12.                               AMENDMENT WITH APPROVAL OF HOLDERS OF THE SERIES 3 UNITS

The rights, privileges, restrictions and conditions attached to the Series 3 Units may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Series 3 Units, given as hereinafter specified.

13.                               APPROVAL OF HOLDERS OF THE SERIES 3 UNITS

13.1                        The approval of the holders of the Series 3 Units as a series in respect of any matter requiring the consent of the holders of the Series 3 Units as a series may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Series 3 Units as a series duly called and held for that purpose in accordance with Article 17 of the Agreement or given by resolution signed by holders of Series 3 Units as a series in accordance with Article 17 of the Agreement.

13.2                        Each Series 3 Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Series 3 Units or by written consent.

14.                               LIQUIDATION, DISSOLUTION OR WINDING-UP

14.1                        In the event of the dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 13.2.2 of the Agreement, the holders of the Series 3 Units shall be entitled to receive, from the assets of the Partnership, a sum equal to the Issue Price for each Series 3 Unit held by them respectively, plus an amount equal to all distributions accrued (whether or not declared) and unpaid thereon up to (but excluding) the date of payment, less any tax required to be deducted and withheld, the whole before any distribution of any part of the assets of the Partnership among the holders of any

Junior Securities. After payment to the holders of the Series 3 Units of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Partnership. Notwithstanding anything contained herein to the contrary, the Partnership shall, to the extent practicable, provide 30 days’ prior written notice to allow any holders of the Series 3 Units to exercise such holders’ Right to Exchange prior to liquidation.

14.2                        In the event the assets of the Partnership available for distribution to holders of Partnership Interests upon any dissolution, liquidation or winding-up of the Partnership, whether voluntary or involuntary, shall be insufficient to pay in full the amounts payable with respect to all of the Outstanding Series 3 Units and the corresponding amounts payable on any Parity Securities, the holders of the Series 3 Units and the holders of such Parity Securities shall share ratably in any distribution of assets of the Partnership in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

15.                               TAX MATTERS

15.1                        Guaranteed Payments

15.1.1              Each of the Base Distribution and the Excess Distribution, whether paid or accrued, shall be treated as a guaranteed payment within the meaning of Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires treatment other than as a guaranteed payment for U.S. federal income tax purposes. The Managing General Partner shall notify the holders of the Series 3 Units of any such intention to change such treatment and shall cooperate in good faith with the holders of the Series 3 Units to resolve any disputes regarding such change in treatment.

15.1.2              For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment under Section 15.1.1 shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations.

15.2                        U.S. Withholding Tax

Notwithstanding anything to the contrary herein, the Partnership shall withhold no U.S. federal income tax (including under Chapter 3, Chapter 4 or Chapter 61 of the Code) nor any U.S. state or local tax in respect of any Base Distribution or Excess Distribution, whether paid or accrued, or any other distribution on Series 3 Units (including in redemption), except for tax required to be withheld as a result of (i) a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires such withholding or (ii) the failure of any holder of Series 3 Units to timely deliver to the Partnership a valid, properly executed IRS Form W-8BEN-E, IRS Form W-9, or such other form as may be required under applicable Law as a precondition to exemption or reduction from such withholding; provided, however, that the Managing General Partner shall have no liability to the Partnership or any holder of Series 3 Units for any failure to request or obtain such form from any holder of Series 3 Units or for withholding or failing to withhold in respect of any holder of Series 3 Units who has not furnished such form to the Managing General Partner. Notwithstanding the foregoing, in no event shall the Managing General Partner withhold pursuant to clause (ii) of this Section 15.2 any such amounts in respect of any Base Distribution or Excess Distribution to the Initial Holder, unless the Managing General Partner has given advance written notice (at least 10 days prior to withholding any amounts) to the Initial Holder that such certificate is required to be provided.

15.3                        Classification of Series 3 Units as Equity

Each of the Managing General Partner, the Partnership, and the holders of the Series 3 Units shall treat the Series 3 Units as equity for all U.S. federal, state, and local income tax purposes, and neither the Managing General Partner, the Partnership, nor any holder of Series 3 Units shall take any position on any U.S. federal, state, or local income or franchise tax return that is inconsistent with such treatment, unless there is a Change in Tax Law that, based on the advice of nationally-recognized counsel experienced as to such matters, requires different reporting and treatment.

16.                               LEGENDS AND CERTIFICATIONS

16.1                        The Series 3 Units and BPY Units have not been, and will not be, registered under the U.S. Securities Act or applicable securities laws of any state of the United States. Each certificate representing BPY Units originally issued to, or for the account or benefit of, a U.S. Person or a person in the United States, and each certificate representing the BPY Units issued in exchange therefor or in substitution thereof, shall bear the following legend (the “U.S. Legend”) until such time as the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF BROOKFIELD PROPERTY PARTNERS L.P. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY’S TRANSFER AGENT AND THE COMPANY AND, IF SO REQUIRED BY THE COMPANY’S TRANSFER AGENT, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”,

provided that if BPY is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act at the time such BPY Units are being sold, and such BPY Units are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, the U.S. Legend may be removed by providing a declaration to the transfer agent for the BPY Units in the form set out in Schedule C to this Part IV (or as BPY may reasonably prescribe from time to time) and, if requested by BPY, the Property Partnership, the Transfer Agent or the transfer agent for the BPY Units, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to such requesting party, as applicable, to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act; and provided, further, that, if any BPY Units are being sold otherwise than in accordance with Rule 904 of Regulation S under the U.S. Securities Act and other than to BPY, the legend may be removed by delivery to the transfer agent for the BPY Units and BPY of an opinion of counsel, of recognized standing reasonably satisfactory to the BPY and the transfer agent for the BPY Units, that such legend is no longer required under applicable requirements of the U.S. Securities Act or any applicable state securities laws.

The transfer agent for the BPY Units shall be entitled to request any other document that it may require in accordance with its internal policies for removal of the legend set forth above.

16.2                        In connection with any redemption or exchange of Series 3 Units, in each case as set forth herein, a holder of Series 3 Units subject to such redemption or exchange who is a person in the United States, a U.S. Person, or a person requesting delivery of the BPY Units issuable upon such redemption or exchange in the United States must provide (a) a completed and executed U.S. Purchaser Certification or (b) an opinion of counsel of recognized standing in form and substance reasonably satisfactory to BPY and BPY’s transfer agent that the issuance of BPY Units pursuant to such redemption or exchange is exempt from the registration requirements of applicable securities laws of any state of the United States and the U.S. Securities Act.

17.                               UNISSUED OR REACQUIRED UNITS

Series 3 Units not issued or that have been issued and exchanged, redeemed or otherwise purchased or acquired by the Partnership shall be restored to the status of authorized but unissued Class A Preferred Units without designation as to series, until such units are once more designated as part of a particular series by the Managing General Partner.

18.                               NO SINKING FUND

Series 3 Units are not subject to the operation of a sinking fund.

19.                               PREEMPTION

Holders of Series 3 Units shall not have any rights of preemption with regard to any Partnership Interests.

SCHEDULE A

EXCHANGE NOTICE

To:                             Brookfield Property L.P. (the “Partnership”)

This notice is given pursuant to Section 7.1 of Part IV of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”) and all capitalized terms used in this notice but not herein defined have the meanings ascribed to them in the Unit Provisions.

The undersigned hereby notifies the Partnership that, the undersigned irrevocably elects to exchange:

•                                          all Series 3 Unit(s) represented by the certificate or book-entry share attached to this Exchange Notice; or

•                                                        of the Series 3 Units(s) represented by the certificate or book-entry share attached to this Exchange Notice,

for BPY Units in the manner specified in, and in accordance with, Section 7 of the Unit Provisions.

In accordance with Section 7 of the Unit Provisions, the undersigned herewith surrenders the certificate or book-entry share attached to this Exchange Notice and directs that the BPY Units issuable and deliverable upon the exchange be issued to the Person indicated below. (If BPY Units are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned.)

Certificates representing the BPY Units will be available, on and after the Exchange Date, to be picked up at [address to be inserted].

The undersigned hereby acknowledges that the undersigned is aware that the BPY Units received upon exchange may be subject to restrictions on resale under applicable securities law.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐                                    (A) the undersigned holder at the time of exchange of the Series 3 Unit(s) (i) is not in the United States, (ii) is not exchanging the Series 3 Unit(s) for the account or benefit of a person in the United States, (iii) is not a U.S. person, (iv) did not execute or deliver this exchange notice in the United States and (v) delivery of the BPY Unit(s) to be exchanged for the Series 3 Unit(s) will not be made to an address in the United States; or

☐                                    (B) the undersigned holder is either (i) a holder in the United States, (ii) executing or delivering this exchange notice in the United States, (iii) a U.S. person, or (iv) requesting delivery of the BPY Unit(s) to be exchanged for the Series 3 Unit(s) in the United States, and the undersigned holder has delivered to Brookfield Property Partners L.P. (the “Company”) and the Company’s transfer agent, CST Trust Company, (a) a completed and executed U.S. Purchaser Certification in substantially the form attached to as Schedule B to Part IV of Schedule A to the Limited Partnership Agreement or (b) an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Company to the effect that with respect to the BPY Unit(s) to be delivered upon exchange, the issuance of such securities has been registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Company and CST Trust Company may require evidence to verify the foregoing representations.

The undersigned hereby represents and warrants to the Partnership that the undersigned is the sole registered and beneficial owner of the Series 3 Unit(s) to be acquired by the Partnership, free and clear of all liens, claims, encumbrances, security interests and adverse claims or interests.

(Date)

(Signature of Registered Unitholder)

(Guarantee of Signature)

NOTE: This panel must be completed and the certificate or book-entry share attached to this Exchange Notice, together with such additional documents as the Transfer Agent and the Partnership may require, must be deposited at [address to be inserted].

(Name of Person in Whose Name Securities and/or Cheque(s)
Are to be Registered, Issued or Delivered (please print))

(Street Address or P.O. Box)

(City, Province/State, Country and Postal/Zip Code)

(Signature of Registered Unitholder)

Guarantor’s signature

NOTE: If this Exchange Notice is for less than all of the Series 3 Unit(s) represented by this certificate or book-entry share, a certificate representing the balance of the Series 3 Units will be issued and registered in the name of the unitholder as it appears on the register of the Partnership.

SCHEDULE B

U.S. PURCHASER CERTIFICATION

TO:                           Brookfield Property Partners L.P. (the “Company”)

Brookfield Property L.P. (the “Partnership”)

AND TO:                                             CST Trust Company as Transfer Agent

We are delivering this letter in connection with the exchange of Series 3 Units of the Partnership for BPY Units of the Company pursuant to Section 7.1 of Part IV of Schedule A (the “Unit Provisions”) to that certain Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. dated August 8, 2013, as amended (the “Limited Partnership Agreement”). All capitalized terms used herein but not herein defined have the meanings ascribed to them in the Unit Provisions.

We hereby confirm that

(a)                                 we are an “accredited person” defined under Rule 501(a) of the U.S. Securities Act;

(b)                                 we are acquiring the BPY Units for our own account;

(c)                                  we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of acquiring the BPY Units;

(d)                                 we are not acquiring the BPY Units with a view to distribution thereof or with any present intention of offering or selling any of the BPY Units, except (A) to the Company, (B) outside the United States in accordance with Rule 904 under the U.S. Securities Act or (C) inside the United States pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144, if available, and in accordance with any applicable U.S. state securities or “blue sky” laws;

(e)                                  we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to exchange the Series 3 Units for BPY Units; and

(f)                                   we acknowledge that we are not acquiring the BPY Units as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the BPY Units are being offered in a transaction not involving any public offering within the United States within the meaning of the U.S. Securities Act and have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States. We further understand that any BPY Units acquired by us will bear a legend reflecting the fact that we will not offer, sell or otherwise transfer any of the BPY Units, directly or indirectly, unless the sale is (A) to the Company; (B) made outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act, (C) in accordance with Rule 144 under the U.S. Securities Act, if available, and in compliance with any applicable U.S. state securities laws, (D) in another transaction that does not require registration under the U.S. Securities Act, and, in each case, in accordance with applicable U.S. state securities laws; provided that, in the case of transfers pursuant to (C) or (D) above, a legal opinion in form and substance reasonably satisfactory to the Company must first be provided that the sale of such securities is not required to be registered under the U.S. Securities Act.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

DATED this     day of                 , 20  .

(NAME OF U.S. PURCHASER)

By:
Name:
Title:

SCHEDULE C

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:                           Brookfield Property Partners L.P. (the “Company”)

AND TO:                                             CST Trust Company, as Transfer Agent

The undersigned (a) acknowledges that the sale of the securities of Brookfield Property Partners L.P. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an affiliate (as that term is defined in Rule 405 under the U.S. Securities Act) of the Company, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another designated offshore securities market (as that term is defined in Regulation S under the U.S. Securities Act) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace such securities with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:		Dated:
Signature

Name (please print)

SCHEDULE B

BPY AO LTIP UNITS

1.                                                                                      DESIGNATION

A class of Partnership Units in the Partnership designated as “BPY AO LTIP Units” is hereby established. BPY AO LTIP Units are intended to qualify as “profits interests” in the Partnership. The number of BPY AO LTIP Units that may be issued by the Partnership shall not be limited.

2.                                                                                      DEFINITIONS

All terms used but not otherwise defined in this Schedule B shall have the meaning assigned to those terms in the Agreement. In addition, the following definitions shall be for the purpose of all parts of this Schedule B:

2.1                               “AO LTIP Conversion Factor” shall mean, for a BPY AO LTIP Unit as of a particular date, the quotient of (i) the excess of (A) the Conversion Date Value (as defined below) as of such date over (B) the AO LTIP Unit Participation Threshold (as defined below) for such BPY AO LTIP Unit as of such date, divided by (ii) the Conversion Date Value as of such date.

2.2                               “AO LTIP Unit Forced Conversion Date” shall mean, for each BPY AO LTIP Unit, the date specified as such herein or in the relevant Vesting Agreement or other documentation pursuant to which such BPY AO LTIP Unit is granted.

2.3                               “AO LTIP Unit Participation Threshold” shall mean, for each BPY AO LTIP Unit, the amount specified as such in the relevant Vesting Agreement or other documentation pursuant to which such BPY AO LTIP Unit is granted, as adjusted in accordance with the terms of such Vesting Agreement and/or the Agreement.

2.4                               “BPY AO LTIP Unit Adjustment Events” has the meaning ascribed thereto in Section 5.

2.5                               “Capital Transaction” has the meaning ascribed thereto in Section 6.2.

2.6                               “Closing Price” on any day shall mean the closing price of the BPY Units for such day as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NASDAQ Stock Market or, if the BPY Units are not listed or admitted to trading on the NASDAQ Stock Market, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal stock exchange on which the BPY Units are listed or admitted to trading or, if the BPY Units are not listed or admitted to trading on any principal stock exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by OTC Markets Group, Inc. or, if such system is no longer in use, the principal other automated quotations system that may then be in use or, if the BPY Units are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the BPY Units as such person is selected from time to time by the board of directors of the Managing General Partner’s general partner.

2.7                               “Constituent Person” has the meaning ascribed thereto in Section 6.2.

2.8                               “Conversion Date Value” shall mean, as of a particular date, the product of the Closing Price on such date multiplied by the Exchange Ratio.

2.9                               “Economic Capital Account Balance” with respect to a Partner shall mean an amount equal to its Capital Account balance, plus the amount of its share of any Partner Nonrecourse Debt Minimum Gain or Partnership Minimum Gain.

2.10                        “Forced Conversion” has the meaning ascribed thereto in Section 6.2.

2.11                        “LTIP Unit Conversion Date” has the meaning ascribed thereto in Section 6.4.

2.12                        “LTIP Unit Conversion Notice” has the meaning ascribed thereto in Section 6.1.

2.13                        “LTIP Unit Conversion Right” has the meaning ascribed thereto in Section 6.1.

2.14                        “Partnership Minimum Gain” shall have the meaning set forth in Section 1.704-2(b)(2) of the Treasury Regulations.

2.15                        “Unvested BPY AO LTIP Units” has the meaning ascribed thereto in Section 3.

2.16                        “Vesting Agreement” has the meaning ascribed thereto in Section 3.

2.17                        “Vested BPY AO LTIP Units” has the meaning ascribed thereto in Section 3.

3.                                                                                      VESTING

BPY AO LTIP Units may, in the sole discretion of the Managing General Partner, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of an award, vesting or other similar agreement (a “Vesting Agreement”). The terms of any Vesting Agreement may be modified by the Managing General Partner from time to time in its sole discretion, subject to any restrictions on amendment imposed by the relevant Vesting Agreement or by the terms of any stock option plan pursuant to which the BPY AO LTIP Units are issued, if applicable. BPY AO LTIP Units that have vested and are no longer subject to forfeiture under the terms of a Vesting Agreement are referred to as “Vested BPY AO LTIP Units”; all other BPY AO LTIP Units are referred to as “Unvested BPY AO LTIP Units”.

4.                                                                                      FORFEITURE OR TRANSFER OF UNVESTED BPY AO LTIP UNITS

Unless otherwise specified in the relevant Vesting Agreement, upon the occurrence of any event specified in a Vesting Agreement resulting in the forfeiture of any BPY AO LTIP Units, then, upon the occurrence of the circumstances resulting in such forfeiture, the relevant BPY AO LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the relevant Vesting Agreement, no consideration or other payment shall be due with respect to any BPY AO LTIP Units that have been forfeited, other than any distributions declared with a record date prior to the effective date of the forfeiture.

5.                                                                                      ADJUSTMENTS

If a BPY AO LTIP Unit Adjustment Event occurs, then the Managing General Partner shall make a corresponding adjustment to the BPY AO LTIP Units to maintain the same correspondence between the Redemption-Exchange Units and BPY AO LTIP Units as existed prior to such BPY AO LTIP Unit Adjustment Event. The following shall be “BPY AO LTIP

Unit Adjustment Events:” (A) the Partnership makes a distribution on all the outstanding Redemption-Exchange Units in Units, (B) the Partnership subdivides the outstanding Redemption-Exchange Units into a greater number of Units or combines the outstanding Redemption-Exchange Units into a smaller number of Units, (C) the Partnership issues any Units in exchange for its outstanding Redemption-Exchange Units by way of a reclassification or recapitalization or (D) the Partnership makes a special distribution of cash or other property with respect to the outstanding Redemption-Exchange Units. If more than one BPY AO LTIP Unit Adjustment Event occurs, the adjustment to the BPY AO LTIP Units need be made only once using a single formula that takes into account each and every BPY AO LTIP Unit Adjustment Event as if all BPY AO LTIP Unit Adjustment Events occurred simultaneously. If the Partnership takes an action affecting the Redemption-Exchange Units other than actions specifically described above as BPY AO LTIP Unit Adjustment Events and in the opinion of the Managing General Partner such action would require an adjustment to the BPY AO LTIP Units to maintain the correspondence between the Redemption-Exchange Units and BPY AO LTIP Units as it existed prior to such action, the Managing General Partner shall make such adjustment to the BPY AO LTIP Units, to the extent permitted by law and by the terms of any Vesting Agreement or plan pursuant to which the BPY AO LTIP Units have been issued, in such manner and at such time as the Managing General Partner, in its sole discretion, may determine to be appropriate under the circumstances to maintain such correspondence. If an adjustment is made to the BPY AO LTIP Units as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing such certificate, the Partnership shall mail a notice to each BPY AO LTIP Unitholder setting forth the adjustment to his or her BPY AO LTIP Units and the effective date of such adjustment.

6.                                                                                      CONVERSION OF BPY AO LTIP UNITS INTO REDEMPTION-EXCHANGE UNITS

6.1                               A BPY AO LTIP Unitholder shall have the right (the “LTIP Unit Conversion Right”), at his or her option, at any time to convert all or a portion of his or her Vested BPY AO LTIP Units into Redemption-Exchange Units. In order to exercise his or her

LTIP Unit Conversion Right, a BPY AO LTIP Unitholder shall deliver a notice (a “LTIP Unit Conversion Notice”) in the form attached as Exhibit X hereto. Holders of BPY AO LTIP Units shall not have the right to convert Unvested BPY AO LTIP Units into Redemption-Exchange Units until they become Vested BPY AO LTIP Units; provided, however, that when a BPY AO LTIP Unitholder is notified of the expected occurrence of an event that will cause his or her Unvested BPY AO LTIP Units to become Vested BPY AO LTIP Units (or at such other times as is permitted by the Managing General Partner), such holder may give the Partnership an LTIP Unit Conversion Notice conditioned upon and effective as of the time of vesting (or the occurrence of such other event as may be permitted by the Managing General Partner), and such LTIP Unit Conversion Notice shall become effective upon the time of such vesting (or such other event) unless it is revoked by the holder of the BPY AO LTIP Units prior to such time. In all cases, the conversion of any BPY AO LTIP Units into Redemption-Exchange Units shall be subject to the conditions and procedures set forth in this Section 6.

6.2                               If the Partnership, the Managing General Partner or BPY shall be a party to any transaction (including without limitation a merger, consolidation, unit exchange, self tender offer for all or substantially all the Redemption-Exchange Units or other business combination or reorganization, or sale of all or substantially all of the Partnership’s assets, but excluding any transaction which constitutes a BPY AO LTIP Unit Adjustment Event) as a result of which the Redemption-Exchange Units shall be exchanged for or converted into the right, or the Redemption-Exchange Unitholders shall otherwise be entitled, to receive cash, securities or other property or any combination thereof (any such transaction being referred to herein as a “Capital Transaction”), then the Managing General Partner shall have the right, immediately prior to the Capital Transaction, to convert some or all outstanding BPY AO LTIP Units into Redemption-Exchange Units (a “Forced Conversion”). In anticipation of such Forced Conversion and the consummation of the Capital Transaction, the Partnership shall use commercially reasonable efforts to cause each BPY AO LTIP Unitholder to be afforded the right to receive in connection with such Capital Transaction in consideration for the Redemption-Exchange Units into which his or her BPY AO LTIP Units will be converted the same kind and amount of cash, securities and other property (or any combination thereof)

receivable upon the consummation of such Capital Transaction by a BPY AO LTIP Unitholder of the same number of Redemption-Exchange Units, assuming such Redemption-Exchange Unitholder is not a Person with which the Partnership consolidated or into which the Partnership merged or which merged into the Partnership or to which such sale or transfer was made, as the case may be (a “Constituent Person”), or an Affiliate of a Constituent Person. In the event that Redemption-Exchange Unitholders have the opportunity to elect the form or type of consideration to be received upon consummation of the Capital Transaction, prior to such Capital Transaction the Managing General Partner shall give prompt written notice to each BPY AO LTIP Unitholder of such election, and shall use commercially reasonable efforts to afford such holders the right to elect, by written notice to the Managing General Partner, the form or type of consideration to be received upon conversion of each BPY AO LTIP Unit held by a BPY AO LTIP Unitholder into Redemption-Exchange Units in connection with such Capital Transaction. If a BPY AO LTIP Unitholder fails to make such an election, such BPY AO LTIP Unitholder (and any of its transferees) shall receive upon conversion of each BPY AO LTIP Unit held by him or her (or by any of his or her transferees) the same kind and amount of consideration that a Redemption-Exchange Unitholder would receive if such holder of Redemption-Exchange Units failed to make such an election.

6.3                               On the AO LTIP Unit Forced Conversion Date, Vested BPY AO LTIP Units that have not previously been converted shall be converted into Redemption-Exchange Units without any further action.

6.4                               The date on which a BPY AO LTIP Unit shall be converted into Redemption-Exchange Units (the “LTIP Unit Conversion Date” for such unit) shall be: (i) in the event of a conversion upon the exercise of the LTIP Unit Conversion Right, the date on which the Partnership receives the LTIP Unit Conversion Notice for the conversion of such BPY AO LTIP Unit (or, if later, the date upon which such LTIP Unit Conversion Notice becomes effective), (ii) in the event of a Forced Conversion, immediately prior to the applicable Capital Transaction or (iii) in the event of a conversion pursuant to Section 6.3 above, the AO LTIP Unit Forced Conversion Date.

6.5                               On the LTIP Unit Conversion Date for a BPY AO LTIP Unit, such BPY AO LTIP Unit will be converted into a number (or fraction thereof) of Redemption-Exchange Units equal to the AO LTIP Conversion Factor for such BPY AO LTIP Unit on such date.

6.6                               A conversion of BPY AO LTIP Units for which the holder thereof has given an LTIP Unit Conversion Notice or that have converted upon the AO LTIP Unit Forced Conversion Date shall occur automatically after the close of business on the applicable LTIP Unit Conversion Date without any further action on the part of such BPY AO LTIP Unitholder, as of which time such BPY AO LTIP Unitholder shall be credited on the books and records of the Partnership with the issuance of the number of Redemption-Exchange Units issuable upon such conversion. After the conversion of BPY AO LTIP Units as aforesaid, the Partnership shall deliver to such BPY AO LTIP Unitholder, upon his or her written request, a certificate of the Managing General Partner certifying the number of Redemption-Exchange Units and remaining BPY AO LTIP Units, if any, held by such Person immediately after such conversion.

6.7                               For purposes of making future allocations under the Agreement, reference to a Partner’s portion of its Economic Capital Account Balance attributable to his or her BPY AO LTIP Units shall exclude, after the date of conversion of any of such Partner’s BPY AO LTIP Units, the portion of such Partner’s Economic Capital Account Balance attributable to the converted BPY AO LTIP Units.

7.                                                                                      REDEMPTION RIGHT OF BPY AO LTIP UNITHOLDERS

7.1                               BPY AO LTIP Units will not be redeemable at the option of the Partnership; provided, however, that the foregoing shall not prohibit the Partnership from repurchasing BPY AO LTIP Units from the BPY AO LTIP Unitholder thereof if and to the extent that such BPY AO LTIP Unitholder agrees to sell such BPY AO LTIP Units.

7.2                               Except as otherwise set forth in the relevant Vesting Agreement or other separate agreement entered into between the Partnership and a BPY AO LTIP Unitholder, and subject to the terms and conditions set forth herein or in the Agreement, on or at any time after the applicable LTIP Unit Conversion Date each BPY AO LTIP Unitholder will have the right to exercise the Redemption Right, as set forth in Section 6 of the Agreement, with respect to all or any portion of the Redemption-Exchange Units into which such BPY AO LTIP Unitholder’s BPY AO LTIP Units were converted.

7.3                               Each BPY AO LTIP Unitholder covenants and agrees with the Managing General Partner that all Redemption-Exchange Units with respect to which the Redemption Right is exercised shall be delivered to the Managing General Partner free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims and/or encumbrances exist or arise with respect to such Redemption-Exchange Units, the Partnership shall be under no obligation to redeem the same. Each BPY AO LTIP Unitholder further agrees that, in the event any state or local property transfer tax is payable as a result of the redemption or exchange of its Redemption-Exchange Units in connection with the exercise of the Redemption Right, such BPY AO LTIP Unitholder shall assume and pay such transfer tax.

7.4                               Notwithstanding any other provision of this Agreement, a BPY AO LTIP Unitholder (i) shall not be entitled to exercise the Redemption Right to the extent the right to acquire BPY Units upon exercise of the Exchange Right could cause such BPY AO LTIP Unitholder or any other Person to violate any of the restrictions on transfer of BPY Units set forth in the BPY Partnership Agreement and (ii) shall have no rights under this Agreement to acquire BPY Units which would otherwise be prohibited under the BPY Partnership Agreement. To the extent any attempted exercise of the Redemption Right would be in violation of this Section 7.4, it shall be null and void ab initio and such BPY AO LTIP Unitholder shall not acquire any rights or economic interest in the cash otherwise payable upon such redemption or the BPY Units otherwise issuable upon such exchange.

7.5                               Notwithstanding anything herein to the contrary (but subject to Section 7.4): (i) without the consent of the Managing General Partner otherwise, each BPY AO LTIP Unitholder may exercise the Redemption Right only one time in each fiscal quarter; (ii) without the consent of the Managing General Partner otherwise, each BPY AO LTIP Unitholder may not exercise the Redemption Right for fewer than 1,000 Redemption-

Exchange Units or, if the BPY AO LTIP Unitholder holds fewer than 1,000 Redemption-Exchange Units, all of the Redemption-Exchange Units held by such BPY AO LTIP Unitholder; (iii) without the consent of the Managing General Partner otherwise, each BPY AO LTIP Unitholder may not exercise the Redemption Right during the period after the record date established in accordance with the Agreement for the distribution of cash to Redemption-Exchange Unitholders with respect to a distribution and before the record date established by BPY for a distribution to its unitholders of some or all of its portion of such distribution; and (iv) the consummation of any redemption or exchange for BPY Units pursuant to the Redemption Right shall be subject to the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

7.6                               Notwithstanding anything herein to the contrary (but subject to Section 6), a BPY AO LTIP Unitholder may deliver a Redemption Notice relating to Redemption-Exchange Units that will be issued to such BPY AO LTIP Unitholder upon conversion of BPY AO LTIP Units into Redemption-Exchange Units pursuant to Section 6 in advance of the LTIP Unit Conversion Date; provided, however, that the redemption of such Redemption-Exchange Units by the Partnership shall in no event take place until the LTIP Unit Conversion Date. For clarity, it is noted that the objective of this Section 7.6 is to put a BPY AO LTIP Unitholder in a position where, if he or she so wishes, the Redemption-Exchange Units into which his or her Vested BPY AO LTIP Units will be converted can be redeemed by the Partnership simultaneously with such conversion, with the further consequence that, if BPY exercises the Exchange Right, then such holder can have the BPY Units issued to him or her pursuant to the Exchange Right simultaneously with the conversion of his or her Vested BPY AO LTIP Units into Redemption-Exchange Units. The Managing General Partner shall cooperate with a BPY AO LTIP Unitholder to coordinate the timing of the different events described in the foregoing sentence.

8.                                                                                      VOTING RIGHTS

Except as provided in Section 9, holders of BPY AO LTIP Units shall not have the right to vote on any matters submitted to a vote of the Limited Partners.

9.                                                                                      SPECIAL APPROVAL RIGHTS

BPY AO LTIP Unitholders shall only (a) have those voting rights required from time to time by non-waivable provisions of the Laws of Bermuda, if any, and (b) have the limited voting rights expressly set forth in this Section 9. The Managing General Partner and/or the Partnership shall not, without the affirmative vote of BPY AO LTIP Unitholders of more than 50% of the then outstanding BPY AO LTIP Units affected thereby, given in person or by proxy, either in writing or at a meeting (voting separately as a class), take any action that would materially and adversely alter, change, modify or amend, whether by merger, consolidation or otherwise, the rights, powers or privileges of such BPY AO LTIP Units, subject to the following exceptions: (i) no separate consent of the BPY AO LTIP Unitholders will be required if and to the extent that any such alteration, change, modification or amendment would, in a ratable and proportional manner, alter, change, modify or amend the rights, powers or privileges of the Redemption-Exchange Units; (ii) a merger, consolidation or other business combination or reorganization of the Partnership, the Managing General Partner, BPY or any of their Affiliates shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the BPY AO LTIP Units so long as either: (w) the BPY AO LTIP Units that are then eligible for conversion are converted into Redemption-Exchange Units immediately prior to the effectiveness of the transaction; (x) the BPY AO LTIP Unitholders either will receive, or will have the right to elect to receive, for each BPY AO LTIP Unit an amount of cash, securities, or other property equal to the amount of cash, securities or other property that would be paid in respect of such BPY AO LTIP Unit had it been converted into a number of Redemption-Exchange Units (or fraction of a Redemption-Exchange Unit, as applicable under the terms of such BPY AO LTIP Units) immediately prior to the transaction; (y) the BPY AO LTIP Units remain outstanding with their terms materially unchanged; or (z) if the Partnership is not the surviving entity in such transaction, the BPY AO LTIP Units are exchanged for a security of the surviving entity with terms that are materially the same with respect to rights to allocations, distributions, redemption, conversion and voting as the BPY AO LTIP Units; (iii) any creation or issuance of Partnership Units (whether ranking junior to, on a parity with or senior to the BPY AO LTIP Units in any respect), which either (x) does not require the consent of the Redemption-Exchange Unitholders or (y) is authorized by the Redemption-Exchange Unitholders shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the BPY AO LTIP Units; and (iv) any waiver by the Partnership of restrictions or limitations applicable to any outstanding BPY AO LTIP Units with respect to any holder or holders thereof shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the BPY AO LTIP Units with respect to other holders. The foregoing voting provisions will not apply if, as of or prior to the time when the action with respect to which such vote would otherwise be required will be taken or be effective, all outstanding BPY AO LTIP Units shall have been converted and/or redeemed, or provision is made for such redemption and/or conversion to occur as of or prior to such time.

10.                                                                               LTIP UNITHOLDER’S RIGHTS TO TRANSFER

Subject to the terms of the relevant Vesting Agreement or other document pursuant to which BPY AO LTIP Units are granted, except in connection with the exercise of the Redemption Right, a BPY AO LTIP Unitholder may not transfer all or any portion of his or her BPY AO LTIP Units without the prior written consent of the Managing General Partner, which consent may be given or withheld in the Managing General Partner’s sole and absolute discretion.

11.                                                                               CURRENCY TRANSLATION

Amounts to be calculated and paid pursuant to this Schedule B shall be calculated and paid in U.S. Dollars. If necessary, any amounts not denominated in U.S. Dollars shall be converted into U.S. Dollars in accordance with Section 4.9 Currency Translation of the Agreement.

EXHIBIT X

Notice of Election by Partner to Convert BPY AO LTIP Units into Redemption-Exchange Units

The undersigned BPY AO LTIP Unitholder hereby irrevocably elects to convert the number of Vested BPY AO LTIP Units in Brookfield Property L.P. (the “Partnership”) set forth below into Redemption-Exchange Units in accordance with the terms of the Third Amended and Restated Limited Partnership Agreement of the Partnership, as amended.

The undersigned hereby represents, warrants, and certifies that the undersigned: (a) has title to such BPY AO LTIP Units, free and clear of the rights or interests of any other Person other than the Partnership; (b) has the full right, power, and authority to cause the conversion of such BPY AO LTIP Units as provided herein; and (c) has obtained the consent or approval of all persons or entities, if any, having the right to consent or approve such conversion.

In accordance with the terms of the Third Amended and Restated Limited Partnership Agreement of the Partnership, as amended, the holder of BPY AO LTIP Units being converted is obligated, in the event any state or local property transfer tax is payable as a result of such conversion, to assume and pay such transfer tax.

Name of
LTIP
Unitholder:

Number of BPY AO LTIP Units to be Converted:

(Signature of BPY AO LTIP Unitholder: Sign Exact Name as Registered with Partnership)
(Street Address)
(City)	(State/Province)	(Zip Code)	Code/Postal

SCHEDULE C

FV LTIP UNITS

1.                                                                                      DESIGNATION

A class of Partnership Units in the Partnership designated as “FV LTIP Units” is hereby established. FV LTIP Units are intended to qualify as “profits interests” in the Partnership. The number of FV LTIP Units that may be issued by the Partnership shall not be limited.

2.                                                                                      DEFINITIONS

All terms used but not otherwise defined in this Schedule C shall have the meaning assigned to those terms in the Agreement.

3.                                                                                      VESTING

FV LTIP Units may, in the sole discretion of the Managing General Partner, be issued subject to vesting, forfeiture and additional restrictions on transfer pursuant to the terms of an award, vesting or other similar agreement or plan (a “FV LTIP Unit Vesting Agreement”). FV LTIP Units that have vested and are no longer subject to forfeiture under the terms of a FV LTIP Unit Vesting Agreement are referred to as “Vested FV LTIP Units”; all other FV LTIP Units are referred to as “Unvested FV LTIP Units”.

4.                                                                                      FORFEITURE OF UNVESTED FV LTIP UNITS

Unless otherwise specified in the relevant FV LTIP Unit Vesting Agreement, upon the occurrence of any event specified in a FV LTIP Unit Vesting Agreement resulting in the forfeiture of any FV LTIP Units, then, upon the occurrence of the circumstances resulting in such forfeiture, the relevant FV LTIP Units shall immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the relevant FV LTIP Unit Vesting Agreement, no consideration or other payment shall be due with respect to any FV LTIP Units that have been forfeited, other than any distributions declared with a record date prior to the effective date of the forfeiture.

5.                                                                                      ADJUSTMENTS

If a FV LTIP Unit Adjustment Event occurs, then the Managing General Partner shall make a corresponding adjustment to the FV LTIP Units to maintain the same correspondence between the Redemption-Exchange Units and FV LTIP Units as existed prior to such FV LTIP Unit Adjustment Event. The following shall be “FV LTIP Unit Adjustment Events:” (A) the Partnership makes a distribution on all the outstanding Redemption-Exchange Units in Units, (B) the Partnership subdivides the outstanding Redemption-Exchange Units into a greater number of Units or combines the outstanding Redemption-Exchange Units into a smaller number of Units, (C) the Partnership issues any Units in exchange for its outstanding Redemption-Exchange Units by way of a reclassification or recapitalization or (D) the Partnership makes a special distribution of cash or other property with respect to the outstanding Redemption-Exchange Units. If more than one FV LTIP Unit Adjustment Event occurs, the adjustment to the FV LTIP Units need be made only once using a single formula that takes into account each and every FV LTIP Unit Adjustment Event as if all FV LTIP Unit Adjustment Events occurred simultaneously. If the Partnership takes an action affecting the Redemption-Exchange Units other than actions specifically described above as FV LTIP Unit Adjustment Events and in the opinion of the Managing General Partner such action would require an adjustment to the FV LTIP Units to maintain the correspondence between the Redemption-Exchange Units and FV LTIP Units as it existed prior to such action, the Managing General Partner shall make such adjustment to the FV LTIP Units, to the extent permitted by law and by the terms of any FV LTIP Unit Vesting Agreement or plan pursuant to which the FV LTIP Units have been issued, in such manner and at such time as the Managing General Partner, in its sole discretion, may determine to be appropriate under the circumstances to maintain such correspondence. If an adjustment is made to the FV LTIP Units as herein provided, the Partnership shall promptly file in the books and records of the Partnership an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing such certificate, the Partnership shall mail a notice to each FV LTIP Unitholder setting forth the adjustment to his or her FV LTIP Units and the effective date of such adjustment.

6.                                                                                      VOTING RIGHTS

Except as provided in Section 7, holders of FV LTIP Units shall not have the right to vote on any matters submitted to a vote of the Limited Partners.

7.                                                                                      SPECIAL APPROVAL RIGHTS

FV LTIP Unitholders shall only (a) have those voting rights required from time to time by non-waivable provisions of the Laws of Bermuda, if any, and (b) have the limited voting rights expressly set forth in this Section 7. The Managing General Partner and/or the Partnership shall not, without the affirmative vote of FV LTIP Unitholders of more than 50% of the then outstanding FV LTIP Units affected thereby, given in person or by proxy, either in writing or at a meeting (voting separately as a class), take any action that would materially and adversely alter, change, modify or amend, whether by merger, consolidation or otherwise, the rights, powers or privileges of such FV LTIP Units, subject to the following exceptions: (i) no separate consent of the FV LTIP Unitholders will be required if and to the extent that any such alteration, change, modification or amendment would, in a ratable and proportional manner, alter, change, modify or amend the rights, powers or privileges of the Redemption-Exchange Units; (ii) a merger, consolidation or other business combination or reorganization of the Partnership, the Managing General Partner, BPY or any of their Affiliates shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the FV LTIP Units so long as either: (x) the FV LTIP Unitholders either will receive, or will have the right to elect to receive, for each FV LTIP Unit an amount of cash, securities, or other property equal to the amount of cash, securities or other property paid in respect of each Redemption-Exchange Unit; (y) the FV LTIP Units remain outstanding with their terms materially unchanged; or (z) if the Partnership is not the surviving entity in such transaction, the FV LTIP Units are exchanged for a security of the surviving entity with terms that are materially the same with respect to rights to allocations, distributions and voting as the FV LTIP Units; (iii) any creation or issuance of Partnership Units (whether ranking junior to, on a parity with or senior to the FV LTIP Units in any respect), which either (x) does not require the consent of the Redemption-Exchange Unitholders or (y) is authorized by the Redemption-Exchange Unitholders shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the FV LTIP Units; and (iv) any waiver by the Partnership of restrictions or limitations applicable to any outstanding

FV LTIP Units with respect to any holder or holders thereof shall not be deemed to materially and adversely alter, change, modify or amend the rights, powers or privileges of the FV LTIP Units with respect to other holders. The foregoing voting provisions will not apply if, as of or prior to the time when the action with respect to which such vote would otherwise be required will be taken or be effective, all outstanding FV LTIP Units shall have been redeemed, or provision is made for such redemption to occur as of or prior to such time.

8.                                                                                      LTIP UNITHOLDER’S RIGHTS TO TRANSFER

Subject to the terms of the relevant FV LTIP Unit Vesting Agreement or other document pursuant to which FV LTIP Units are granted, a FVLTIP Unitholder may not transfer all or any portion of his or her FV LTIP Units without the prior written consent of the Managing General Partner, which consent may be given or withheld in the Managing General Partner’s sole and absolute discretion.

9.                                                                                      CURRENCY TRANSLATION

Amounts to be calculated and paid pursuant to this Schedule C shall be calculated and paid in U.S. Dollars. If necessary, any amounts not denominated in U.S. Dollars shall be converted into U.S. Dollars in accordance with Section 4.9 Currency Translation of the Agreement.